As filed with the Securities and Exchange Commission on December 23, 2019

Securities Act File No. 333-193915

Investment Company Act File No. 811-22882

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

Registration Statement under the Securities Act of 1933
Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No. 9	[X]

and/or

Registration Statement under the Investment Company Act of 1940	[X]
Amendment No. 11

BMO LGM FRONTIER MARKETS EQUITY FUND

(Exact Name of Registrant as Specified in Charter)

111 East Kilbourn Avenue, Suite 200

Milwaukee, Wisconsin 53202

(Address of Principal Executive Offices)

Registrant’s telephone number, including Area Code: (800) 236-3863

John M. Blaser

111 East Kilbourn Avenue, Suite 200

Milwaukee, Wisconsin 53202

(Name and Address of Agent for Service)

Copies to:

Michael P. O’Hare, Esquire

Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, Pennsylvania 19103

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective (check appropriate box):

[    ] when declared effective pursuant to section 8(c)

[    ] immediately upon filing pursuant to paragraph (b)

[X] on December 27, 2019 pursuant to paragraph (b)

[   ] 60 days after filing pursuant to paragraph (a)

[   ] on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[    ] This post-effective amendment designates a new effective date for a previously filed registration statement.

[    ] This form is filed to register an additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement is         .

December 27, 2019 BMO Funds
BMO Funds
Prospectus
BMO LGM Frontier Markets Equity Fund
Shares of the Fund are not bank deposits or other obligations of, or issued, endorsed or guaranteed by, BMO Harris Bank N.A. or any of its affiliates. Shares of the Fund are not insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), or any other government agency, and may lose value.
The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.
Notification of electronic delivery of shareholder materials
Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your broker/dealer, investment professional, or financial institution. Instead, the reports will be made available online at bmofunds.com/documents, and you will be notified by mail each time a report is posted and provided with a website link to access the report.
If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by calling 1-800-236-FUND (3863), by sending an email request to bmofundsus.services@bmo.com, or by asking your broker/dealer, investment professional, or financial institution.
You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Fund, you can call the Fund toll-free at 1-800-236-FUND (3863) or send an email request to bmofundsus.services@bmo.com. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the fund complex if you invest directly with the Fund.

BMO LGM Frontier Markets Equity Fund Institutional Class (Class I)*	BLGFX
* Institutional Class (Class I) shares were previously named Investor Class (Class Y).
The investment objective of the Fund is to provide capital appreciation. The Fund seeks to achieve its investment objective by investing its assets in equity securities of foreign companies located in frontier markets or whose primary business activities or principal trading markets are in frontier markets. The Adviser is the Fund’s investment adviser and is responsible for overall management of the Fund. LGM Investments Limited (LGM Investments), an investment advisory firm under common control with the Adviser, is the Fund’s investment sub-adviser and is responsible for the management of the Fund’s assets and for selecting its investments according to the Fund’s investment objective, policies, and restrictions. LGM Investments, together with its LGM affiliates, is referred to herein as “LGM.” Investment in the Fund involves certain risks. Please see “Fund Summary – Principal Risks.”
The Fund engages in a continuous offering of its shares. Investors may purchase shares each business day without any sales charge at a price equal to the net asset value (NAV) per share next determined after receipt of a purchase order. The price per share will fluctuate, depending on the Fund’s NAV per share. As of December 2, 2019, the Fund’s NAV per share was $8.41.
The Fund’s shares are not redeemable each business day. Instead, at the end of each calendar quarter, the Fund offers to repurchase (Repurchase Offer) between 5% and 25% of its outstanding shares. Fund shares are not listed on an exchange and no secondary market currently exists or will likely develop for Fund shares. This means that you may not be able to freely sell your shares, except through the Fund’s quarterly Repurchase Offers. The Fund is therefore designed primarily for long-term investors.
As of December 2, 2019, the proceeds to the Fund of the offering of the 4,309,083 shares currently registered but not yet issued or distributed are estimated at $36,239,392 and, subject to the expenses of issuance and distribution, will be invested by the Fund over the course of the continuous offering, subject to any repurchases of the shares by the Fund. The estimated expenses of issuance and distribution for such shares are included as Other Expenses under the section “Expense Summary – Fees and Expenses of the Fund” below. The Adviser and its affiliates may pay from their own resources additional compensation to securities dealers in connection with the sale and distribution of the shares.
This Prospectus sets forth important information about the Fund that you should know before investing. You should read it carefully before you invest, and keep it for future reference. Additional information about the Fund is contained in a Statement of Additional Information (SAI) dated December 27, 2019 which has been filed with the U.S. Securities and Exchange Commission (SEC) and is incorporated by reference into this Prospectus. The SAI’s table of contents is at the end of this Prospectus. The Fund’s financial statements are contained in its Annual and Semi-Annual Reports to Shareholders.
To obtain the SAI, the Fund’s Annual and Semi-Annual Reports, or other information about the Fund free of charge, or to make inquiries, call BMO Funds - U.S. Services at 1-800-236-FUND (3863). You also may obtain these materials free of charge on the BMO Funds’ website at www.bmofunds.com. These materials and other information about the Fund are also available on the EDGAR database on the SEC’s Internet site at http://www.sec.gov.

Expense Summary

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.
Shareholder Fees (fees paid directly from your investment)	Class I
Sales Load (as a percentage of offering price)	None
Repurchase Fee (as a percentage of amount repurchased by the Fund)(1)	2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.50%
Other Expenses(2)	0.64%
Total Annual Expenses	2.14%
Fee Waiver and Expense Reimbursement(3)	(0.14)%
Total Annual Expenses After Fee Waiver and Expense Reimbursement(3)	2.00%
(1)	The fee will be payable to the Fund to offset repurchase expenses. Please see “Periodic Offers by the Fund to Repurchase Shares.”
(2)	Other Expenses have been restated to reflect current fees.
(3)	BMO Asset Management Corp. (Adviser) has agreed to waive or reduce its investment advisory fee and reimburse expenses to the extent necessary to prevent total annual expenses (excluding interest, taxes, brokerage commissions, other investment-related costs, and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund’s business, and Acquired Fund Fees and Expenses) from exceeding 2.00% for Class I through December 31, 2020. This expense limitation agreement may not be terminated prior to December 31, 2020 without the consent of the Fund’s Board of Trustees, unless terminated due to the termination of the investment advisory agreement.
Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example should not be considered a representation of future expenses. Actual expenses may be greater or lesser than those shown. The example assumes that you invest $1,000 in the Fund for the time periods indicated and then have all of your shares repurchased by the Fund at the end of those periods. The example also assumes that your investment has a 5% return each year, that all dividends and distributions are reinvested at NAV, and that the Fund’s operating expenses are as shown in the table and remain the same. The costs in the one-year example and for the first year of the three-, five-, and ten-year examples reflect the Adviser’s agreement to waive fees and reimburse expenses through December 31, 2020.
Open-end mutual funds present this example information with respect to investments of $10,000, rather than investments of $1,000, as presented below for this closed-end, interval fund.
Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:
Class I
1 Year	$ 41
3 Years	$ 87
5 Years	$137
10 Years	$272

Expense Summary	1

Financial Highlights (For a share outstanding throughout the period)
The Financial Highlights will help you understand the financial performance of the shares of the Fund since inception. Some of the information is presented on a per share basis. Total returns represent the rate an investor would have earned (or lost) on an investment in the Fund, assuming reinvestment of any dividends and capital gains distributions.
The information for the fiscal years ended August 31, 2015, 2016, 2017, 2018, and 2019 was derived from financial statements audited by KPMG LLP, the Fund’s independent registered public accounting firm, whose report, along with the Fund’s financial statements and notes thereto, is included in the Fund’s Annual Report dated August 31, 2019, which is available free of charge from the Fund.
Period Ended August 31,	Net asset value, beginning of period	Net investment income	Net realized and unrealized gain (loss)	Total from investment operations	Distributions to shareholders from net investment income	Distributions to shareholders from net realized gain	Total distributions	Repurchase fees	Net asset value, end of period	Total return(1)	Ratios to Average Net Asset			Net assets, end of period (000 omitted)	Portfolio turnover rate
											Gross Expenses	Net Expenses(2)	Net investment income(2)
BMO LGM Frontier Markets Equity Fund
2019	$10.15	$0.12	$(1.76)	$(1.64)	$(0.19)	$ —	$(0.19)	$0.00 (3)	$ 8.32	(16.34)%	2.29%	2.00%	1.80%	$118,330	9%
2018	10.14	0.16	(0.10)	0.06	(0.05)	—	(0.05)	0.00 (3)	10.15	0.53	2.39	2.00	1.49	118,780	17
2017	9.21	0.07	0.92	0.99	(0.07)	—	(0.07)	0.01	10.14	10.97	2.56	2.00	0.92	105,205	23
2016	8.44	0.09	0.79	0.88	(0.13)	—	(0.13)	0.02	9.21	10.89	2.82	2.00	1.74	72,127	24
2015	10.46	0.18	(2.03)	(1.85)	(0.16)	(0.06)	(0.22)	0.05	8.44	(17.34)	2.88	2.00	1.94	33,502	31
(1)	Based on net asset value as of end of period date.
(2)	The contractual and voluntary expense waivers pursuant to Note 5 of the financial statements are reflected in both the net expense and net investment income ratios.
(3)	Repurchase fees consisted of per share amounts less than $0.01.

2	Financial Highlights

Fund Summary

The Fund is a closed-end, non-diversified management investment company. It was formed as a Delaware statutory trust on July 3, 2013 and is registered with the SEC. The Fund’s principal business is investing its assets by purchasing and selling securities on an ongoing basis, as described in this Prospectus. The Fund began offering its shares on December 18, 2013. The Fund engages in a continuous offering of shares at a price equal to the NAV per share next determined after a purchase order is received. The Fund does not issue redeemable shares (shares that you may redeem at any time), and instead makes quarterly Repurchase Offers of between 5% and 25% of the Fund’s outstanding shares. See “How to Buy Shares” and “Periodic Offers by the Fund to Repurchase Shares” below.
Investment Objective
The Fund’s investment objective is to provide capital appreciation. The Fund’s investment objective is non-fundamental and may be changed without shareholder approval.
Principal Investment Strategies
The Fund invests at least 80% of its assets in equity securities of foreign companies which are, at the time of purchase, located in frontier markets or whose primary business activities or principal trading markets are in frontier markets. As of the date of this Prospectus, the frontier markets in which the Fund invests are listed in the table below. LGM Investments, the Fund’s investment sub-adviser, makes certain adjustments to the frontier markets countries listed below from time to time based on economic criteria, market changes, or other factors.

	Europe	Middle East	Africa	Asia	Americas
MSCI Frontier Markets Index	Croatia Estonia Kazakhstan Lithuania Romania Serbia Slovenia	Bahrain Jordan Kuwait Lebanon Oman	Benin Burkina Faso Guinea-Bissau Ivory Coast Kenya Mali Mauritius Morocco Niger Nigeria Senegal Togo Tunisia	Bangladesh Sri Lanka Vietnam	Argentina
MSCI Emerging Markets Index		United Arab Emirates	Egypt South Africa	Pakistan Philippines	Colombia Peru
Other Countries	Bosnia Bulgaria Georgia Latvia Slovakia Turkmenistan Ukraine	Iraq Saudi Arabia	Algeria Angola Botswana Democratic Republic of the Congo Ethiopia Ghana Libya Malawi Mozambique Namibia Rwanda South Sudan Tanzania Zambia Zimbabwe	Cambodia Laos Mongolia Myanmar	Bolivia Costa Rica Ecuador Guatemala Jamaica Nicaragua Panama Trinidad & Tobago Uruguay Venezuela

Fund Summary	3

Fund Summary (cont.)

LGM Investments uses a “bottom-up,” research-driven approach in selecting stocks for the Fund’s portfolio based on criteria such as return on equity, liquidity, net debt, dividend yield, and price-earnings ratio. This approach is complemented by a top-down screen to avoid or limit investments in countries with high risks of government expropriation of assets and high political instability risks. LGM Investments seeks to identify companies with, among other things, (1) the ability to generate return on invested capital above cost of capital, (2) prudent management that handles cash flow efficiently through reinvestment or return to shareholders, (3) little or no debt, (4) focus on domestic markets within the frontier markets country, (5) fair value with a good, or at least average, upside potential, (6) low risk of default, fraud, or expropriation, and (7) reasonable liquidity in the context of frontier markets. To reduce risk, LGM Investments evaluates companies for corporate governance best practices and invests the Fund’s assets across different sectors, countries and regions. LGM Investments also integrates environmental, social, and governance (ESG) considerations into its security selection, portfolio construction, and monitoring processes.
Generally, the Fund will not concentrate (i.e., invest more than 25% of its total assets) in the securities of companies primarily engaged in any particular industry or group of industries (an “industry”), except that the Fund may invest between 25% and 35% of its total assets in securities of any industry if, at the time of investment, that industry represents 20% or more of the Fund’s current benchmark. The Fund’s benchmark is a composite index comprised of 50% MSCI Frontier Markets Index and 50% MSCI Frontier Markets ex GCC Index (ex GCC refers to exclusion of the Gulf Cooperation Council countries). As of the date of this Prospectus, the Fund’s benchmark had significant investments in the financial services sector and the Fund may also have significant investments in that sector.
The Fund is classified as a “non-diversified” fund, which means it generally invests a greater portion of its assets in the securities of one or more issuers and invests overall in a smaller number of issuers than a diversified fund. The Fund intends, however, to meet the diversification requirements under U.S. federal income tax law to qualify as a regulated investment company (RIC).
The Fund has adopted a non-fundamental policy to invest at least 80% of its assets in the types of securities suggested by the Fund’s name and will provide shareholders with at least 60 days’ notice of any change in this policy.
In implementing its investment objective, the Fund may invest in the following securities and use the following transactions and investment techniques as part of its principal investment strategies. Some of these securities, transactions, and investment techniques involve special risks, which are described below.
Equity Securities. An investment in the equity securities of a company represents a proportionate ownership interest in that company. Common stocks and other equity securities generally increase or decrease in value based on the earnings of a company and on general industry and market conditions. A fund that invests a significant amount of its assets in common stocks and other equity securities is likely to have greater fluctuations in share price than a fund that invests a significant portion of its assets in fixed income securities. Companies generally have discretion as to the payment of any dividends or distributions.
Equity securities in which the Fund may invest include common stocks, preferred stocks, securities convertible into common or preferred stocks, depositary receipts, participation notes, equity-linked notes, or other similar securities representing common stock of U.S. and non-U.S. issuers.
Common Stocks. Common stocks are the most prevalent type of equity securities. Holders of common stock of an issuer are entitled to receive the issuer’s earnings only after the issuer pays its creditors and any preferred shareholders. As a result, changes in the issuer’s earnings have a direct effect on the value of its common stock.
Convertible Securities. Convertible securities are fixed income securities that the Fund has the option to exchange for equity securities at a specified conversion price. Additionally, an issuer may retain the right to buy back its convertible securities on a specified date.
Depositary Receipts. Depositary receipts are securities representing common stock in non-U.S. issuers. American Depositary Receipts (ADRs) are receipts issued by a U.S. bank that represent an interest in shares of a foreign-based corporation. ADRs provide a way to buy shares of foreign-based companies in the U.S. rather than in overseas markets. Global Depositary Receipts (GDRs) are receipts issued by foreign banks or trust companies or foreign branches of U.S. banks that represent an interest in shares of either a foreign or U.S. corporation. Depositary receipts may not be denominated in the same currency as the underlying securities into which they may be converted and are subject to currency risks.
Equity-Linked Notes. Equity-linked notes are hybrid derivative-type instruments that are specially designed to combine the characteristics of one or more reference securities (usually a single stock, a stock index or a basket of stocks) and a related equity derivative, such as a put or call option, in a single note form. The Fund may engage in all types of equity-linked notes, including those that provide for protection of the Fund’s principal in exchange for limited participation in the

4	Fund Summary

Fund Summary (cont.)

appreciation of the underlying securities, as well as those that do not provide for such protection and subject the Fund to the risk of loss of the Fund’s principal investment. Equity-linked notes may be used when the Fund is restricted from directly purchasing equity securities.
Foreign Securities. Foreign securities include securities:
•	of issuers domiciled outside of the United States, including securities issued by foreign governments,
•	that primarily trade on a foreign securities exchange or in a foreign market, or
•	that are subject to substantial foreign risk based on factors such as whether a majority of an issuer’s revenue is earned outside of the United States and whether an issuer’s principal business operations are located outside of the United States.
Participation Notes. Participation notes, which are a type of equity access product, are typically structured as unsecured and unsubordinated debt securities designed to replicate exposure to the underlying referenced equity investment and are sold by a bank or broker-dealer in markets where the Fund is restricted from directly purchasing equity securities. The Fund may tender a participation note for cash payment in an amount that reflects the current market value of the referenced underlying equity investments, reduced by program fees.
Preferred Stocks. Preferred stocks have the right to receive specified dividends or distributions before the payment of dividends or distributions on common stock. Some preferred stocks also participate in dividends and distributions paid on common stock. Preferred stocks may provide for the issuer to redeem the stock on a specified date.
Other Investment Companies. The Fund may invest in securities issued by other investment companies, which may include exchange-traded funds. If the Fund invests in other investment companies, the Fund will bear its proportionate share of the other investment company’s fees and expenses.
Temporary Defensive Investments. To minimize potential losses and maintain liquidity to meet quarterly Repurchase Offers during adverse market conditions, the Fund may temporarily use a different investment strategy by investing up to 100% of its assets in cash or short-term, high quality money market instruments (for example, commercial paper and repurchase agreements). This may cause the Fund to temporarily forgo greater investment returns for the safety of principal. When so invested, the Fund may not achieve its investment objective.
Principal Risks
The Fund cannot assure that it will achieve its investment objective. An investment in the Fund is not a deposit of BMO Harris Bank N.A., or any of its affiliates, and is not insured or guaranteed by the FDIC or any other government agency. The net asset value of the Fund will vary and you could lose money by investing in the Fund. In addition, the Fund is subject to the following risks.
Frontier Markets Risks. Investments in frontier markets can involve risks in addition to and greater than those generally associated with investing in more developed foreign markets. Frontier markets countries generally have smaller economies or less developed capital markets than traditional emerging markets and, as a result, the risks of investing in emerging markets countries are magnified in frontier markets countries. The extent of economic development, political stability, market depth, infrastructure, capitalization, and regulatory oversight can be less than in more developed markets. Frontier market economies can be subject to greater social, economic, regulatory, and political uncertainties. All of these factors can make frontier market securities more volatile and potentially less liquid than securities issued in more developed markets, including more developed emerging markets.
Common Stock Risks. Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in, and perceptions of, their issuers change. Holders of common stocks are generally subject to greater risk than holders of preferred stocks and debt obligations of the same issuer because common stockholders generally have inferior rights to receive payments from issuers in comparison with the rights of preferred stockholders, bondholders, and other creditors.
Foreign Securities Risks. Investing in foreign securities may involve additional risks, including currency-rate fluctuations, political and economic instability, differences in financial reporting standards, less-strict regulation of the securities markets, and possible imposition of foreign withholding taxes. Furthermore, the Fund may incur higher costs and expenses when making foreign investments, which will affect the Fund’s total return. Foreign issuers and foreign entities providing credit support or a maturity shortening structure can involve increased risks. The value of instruments of foreign issuers may be adversely affected by political, regulatory and economic developments. In addition, financial information relating to foreign issuers may be more limited than financial information generally available for domestic issuers.
Foreign securities may be denominated in foreign currencies. Therefore, the value of the Fund’s assets and income in U.S. dollars may be affected by changes in exchange rates and

Fund Summary	5

Fund Summary (cont.)

regulations, since exchange rates for foreign currencies change daily. The combination of currency risk and market risk tends to make securities traded in foreign markets more volatile than securities traded exclusively in the United States. Although the Fund values its assets daily in U.S. dollars, the Fund will not convert its holdings of foreign currencies to U.S. dollars daily. Therefore, the Fund may be exposed to currency risks over an extended period of time.
Focus Risks. The greater the Fund’s exposure to any single type of investment – including investment in a given industry, sector, region, country, issuer, or type of security – the greater the losses the Fund may experience upon any single economic, business, political, regulatory, or other occurrence. As a result, there may be more fluctuation in the price of the Fund’s shares.
Company Size Risks. Because of the developing nature of frontier markets, many of the Fund’s investments are in the securities of small- or mid-sized companies. Generally, the smaller the market capitalization of a company, the fewer the number of shares traded daily, the less liquid its stock, and the more volatile its price. Market capitalization is determined by multiplying the number of a company’s outstanding shares by the current market price per share. Companies with smaller market capitalizations also tend to have unproven track records, limited management experience, a limited product or service base, less publicly available information, and limited access to capital. These factors also increase risks and make these companies more likely to fail than companies with larger market capitalizations.
Financial Services Risk. To the extent that the Fund invests a significant portion of its assets in the financial services sector, the Fund will have more exposure to the risks inherent to the financial services sector. Financial services companies may be adversely affected by changes in regulatory framework or interest rates that may negatively affect financial services businesses; exposure of a financial institution to a non-diversified or concentrated loan portfolio; exposure to financial leverage and/or investments or agreements that, under certain circumstances, may lead to losses; and the risk that a market shock or other unexpected market, economic, political, regulatory, or other event might lead to a sudden decline in the values of most or all financial services companies.
Non-Diversification Risks. The Fund is a “non-diversified” fund. It generally invests a greater portion of its assets in the securities of one or more issuers and invests overall in a smaller number of issuers than a diversified fund. The Fund may be more sensitive to a single economic, business, political, regulatory, or other occurrence than a more diversified portfolio might be, which may result in greater fluctuation in the value of the Fund’s shares and to a greater risk of loss.
Liquidity Risks. Liquidity risk refers to the possibility that the trading market for a particular type of security becomes less liquid or the Fund may not be able to sell or buy a security or close out an investment contract at a favorable price or time. Consequently, the Fund may have to accept a lower price to sell a security, sell other securities to raise cash, or give up an investment opportunity, any of which could have a negative effect on the Fund’s performance. Infrequent trading of securities also may lead to an increase in their price volatility. Illiquidity may result from political, economic, or issuer specific events or overall market disruptions.
Repurchase Offer Risks. The Fund’s NAV may decline as a result of the Fund’s having to sell portfolio securities to raise cash to repurchase its shares in a Repurchase Offer. Selling portfolio securities may cause the market prices of these securities and hence the Fund’s NAV to decline. If such a decline occurs, the Fund cannot predict its magnitude or whether such a decline would be temporary or continue until or beyond the date that is the deadline to tender shares for a given Repurchase Offer. Because the price per share to be paid in the Repurchase Offer will depend upon the NAV per share as determined on the actual pricing date, the sales proceeds received by tendering shareholders would be reduced if the decline continued until the actual pricing date. In addition, the sale of portfolio securities will increase the Fund’s transaction expenses and the Fund may receive proceeds from the sale of portfolio securities that are less than their valuations by the Fund.
During the Repurchase Offer period, the Fund may be unable to sell liquid portfolio securities it would otherwise choose to sell during the period. The Fund is required to maintain liquid assets equal to at least the Repurchase Offer Amount (between 5% and 25% of the Fund’s shares outstanding, as set by the Board of Trustees of the Fund (Board)) from the time the Fund sends the quarterly Repurchase Offer notice to shareholders until the Repurchase Pricing Date. Accordingly, due to a Repurchase Offer, the Fund’s NAV per share may decline more than it otherwise might, thereby reducing the amount of proceeds received by tendering shareholders and the NAV per share for non-tendering shareholders. In addition, shareholders may not be able to liquidate all shares of the Fund they have tendered during a Repurchase Offer if the total amount of shares tendered by shareholders exceeds the Repurchase Offer Amount. If the total amount of shares tendered by shareholders exceeds the Repurchase Offer Amount, the Repurchase Offer Amount will be apportioned to shareholders who have tendered shares. Therefore, the Fund is designed primarily for long-term investors.

6	Fund Summary

Fund Summary (cont.)

Depositary Receipts Risks. Depositary receipts involve many of the same risks as those associated with direct investment in foreign securities. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts or to pass through to them any voting rights with respect to the deposited securities.
Convertible Securities Risks. The values of convertible securities in which the Fund may invest may be exposed to the stock market risk of the underlying stock, or may be exposed to the interest rate or credit risk of the issuer. Because both interest rate and market movements can influence its value, a convertible security is usually not as sensitive to interest rate changes as a similar fixed-income security, nor is it as sensitive to changes in share price as its underlying stock. Convertible securities also are subject to credit risks that affect debt securities in general.
Equity-Linked Notes Risk. Equity-linked notes often have risks similar to their underlying securities, which could include management risk, market risk and, as applicable, foreign securities and currency risks. Equity-linked notes are also subject to certain debt securities risks, such as interest rate and credit risk. Should the prices of the underlying securities move in an unexpected manner, the Fund may not achieve the anticipated benefits of an investment in an equity-linked note, and may realize losses which could be significant and could include the Fund’s entire principal investment. An investment in an equity-linked note is also subject to counterparty risk, which is the risk that the issuer of the equity-linked note will default or become bankrupt and the Fund will have difficulty being repaid, or fail to be repaid, the principal amount of, or income from, its investment. Investments in equity-linked notes are also subject to liquidity risk, which may make equity-linked notes difficult to sell and value. In addition, equity-linked notes may exhibit price behavior that does not correlate with the underlying securities or a fixed-income investment.
Other Investment Companies Risks. The Fund may invest in securities issued by other investment companies, including exchange-traded funds. By investing in another investment company, a risk exists that the value of the underlying securities of the investment company may decrease. The Fund also will bear its proportionate share of the other investment company’s fees and expenses in addition to the fees and expenses of the Fund.
Participation Notes Risks. Participation notes involve risks that are in addition to the risks normally associated with a direct investment in the underlying equity securities. In addition, the Fund is subject to the risk that the issuer of the participation note (i.e., the issuing bank or broker-dealer), which is the only responsible party under the note, is unable or refuses to perform under the terms of the participation note. While the holder of a participation note is entitled to receive from the issuing bank or broker-dealer any dividends or other distributions paid on the underlying securities, the holder is not entitled to the same rights as an owner of the underlying securities, such as voting rights. Certain participation notes are not traded on exchanges, are privately issued, and may be illiquid. There can be no assurance that the trading price or value of participation notes will equal the value of the underlying value of the equity securities they seek to replicate.
Preferred Stocks Risk. There are special risks associated with investing in preferred stocks. Preferred stocks may include provisions that permit the issuer, in its discretion, to defer or omit distributions for a certain period of time. If the Fund owns a stock that is deferring or omitting its distributions, the Fund may be required to report the distribution on its tax returns, even though it may not have received this income. Further, preferred stocks may lose substantial value due to the omission or deferment of dividend payments.
Stock Market Risks. The Fund is subject to fluctuations in the stock market, which has periods of increasing and decreasing values. Stocks are more volatile than debt securities. The value of equity securities purchased by the Fund may decline if the financial condition of the companies in which the Fund invests declines or if overall market and economic conditions deteriorate. If the value of the Fund’s investments goes down, you may lose money. U.S. and international markets have experienced significant volatility in recent years, which may increase the risks of investing in the securities held by the Fund. Policy changes by the U.S. government and/or Federal Reserve, such as raising interest rates, also could cause increased volatility in financial markets and higher levels of shareholder redemptions, which could have a negative impact on the Fund. Adverse market events also may lead to increased shareholder redemptions, which could cause the Fund to experience a loss or difficulty in selling investments to meet such redemptions.
Furthermore, although the Fund does not intend to invest for the purpose of seeking short-term profits, securities may be sold without regard to the length of time they have been held when the Fund’s Adviser or LGM Investments believes it is appropriate to do so in light of the Fund’s investment objective.
Management Risks. LGM Investments' judgments about the attractiveness, value, level of expected volatility,and potential appreciation of the Fund’s investments may prove to be incorrect. Accordingly, no guarantee exists that the investment techniques used by the Fund’s managers will produce the desired results.

Fund Summary	7

Fund Summary (cont.)

Cybersecurity Risks. With the increased use of technologies such as the Internet to conduct business, the Fund is susceptible to operational, information security, and related risks. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber attacks also may be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users).
Cyber incidents affecting the Fund or its service providers have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with the Fund’s ability to calculate its NAV, impediments to trading, the inability of shareholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. Similar adverse consequences could result from cyber incidents affecting issuers of securities in which the Fund invests, counterparties with which the Fund engages in transactions, governmental and other regulatory authorities, exchange and other financial market operators, banks, brokers, dealers, insurance companies and other financial institutions (including financial intermediaries and service providers for shareholders) and other parties.
In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future. While the Fund’s service providers have established business continuity plans in the event of, and risk management systems to prevent, such cyber incidents, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, the Fund cannot control the cyber security plans and systems put in place by its service providers or any other third parties whose operations may affect the Fund or its shareholders. As a result, the Fund and its shareholders could be negatively impacted.
Management of the Fund
Adviser. BMO Asset Management Corp.
Sub-Adviser. LGM Investments Limited, an affiliate of the Adviser.
Portfolio Manager. Dafydd Lewis is the portfolio manager of the Fund. Mr. Lewis, a Portfolio Manager at LGM Investments, joined LGM Investments in 2011 and has managed the Fund since July 2014.
Purchase of Fund Shares and Periodic Offers to Repurchase Shares
The Fund engages in a continuous offering of its shares. Investors may purchase shares each business day without any sales charge at a price equal to the NAV per share next determined after receipt of a purchase order. To open an account, your first investment must be at least $5,000. The minimum subsequent purchase amount is $100.
The Fund’s shares are not redeemable each business day, are not listed on an exchange, and no secondary market currently exists for Fund shares. Without a secondary market, shares are not liquid, which means that they are not readily marketable. However, to provide shareholders with an opportunity to sell their shares at NAV, the Fund will make quarterly Repurchase Offers, which are offers by the Fund to repurchase a designated percentage of the outstanding shares owned by the Fund’s shareholders. Each Repurchase Offer will be between 5% and 25% of the Fund’s outstanding shares, as set by the Board. The Fund will send to its shareholders a notice of each Repurchase Offer 30 days before the deadline for shareholders to submit a request for repurchase of shares (unless a different notice period (between 21 days and 42 days before the deadline) for a Repurchase Offer is set by the Board). A 2% repurchase fee applies to repurchases of Fund shares, which fee will be payable to the Fund to offset repurchase expenses. The Fund is therefore designed primarily for long-term investors. The procedures that apply to the Fund’s Repurchase Offers are described in the section “Periodic Offers by the Fund to Repurchase Shares” below.
Tax Information
The Fund intends to make distributions that may be taxed as ordinary income or capital gains for federal income tax purposes.
Payments to Broker-Dealers and Other Financial Intermediaries
If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

8	Fund Summary

How to Buy Shares

Who Can Invest in the Fund?  Only adult U.S. citizens/residents or a U.S. entity may invest in the Fund, as long as they have a valid U.S. taxpayer identification (social security or employer identification) number. You may not place transactions in your account for the benefit of any person other than yourself (except for a transfer of shares to another account). If the Fund determines that the registered owner of an account has permitted another person or entity who is not the registered or beneficial owner of the account to hold shares through that account, the Fund may reject future purchases in that account and any related accounts.
Shares of the Fund are qualified for sale only in the U.S. and its territories and possessions. The Fund generally does not sell shares to investors residing outside the U.S., even if they are U.S. citizens or lawful permanent residents, except to investors with U.S. military APO or FPO addresses.
When Can Shares Be Purchased?  You can buy the shares of the Fund on any day the New York Stock Exchange (NYSE) is open for regular session trading. The NYSE is closed on weekends and the following holidays: New Year’s Day, Martin Luther King, Jr. Day, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.
When you deliver your transaction request in proper form and it is accepted by the Fund, or its authorized agent, your transaction is processed at the next determined NAV. The NAV is calculated for the Fund at the end of regular trading (normally 3:00 p.m. Central Time) each day the NYSE is open. All purchase orders received in proper form and accepted by the time the Fund’s NAV is calculated will receive that day’s NAV, regardless of when the order is processed.
How is NAV Per Share Calculated?  The Fund’s NAV per share is the value of a single share of the Fund. It is computed by totaling the Fund’s investments, cash and other assets, subtracting the value of the Fund’s liabilities, then dividing the result by the number of shares of the Fund outstanding. For purposes of calculating the NAV, securities transactions and shareholder transactions are accounted for no later than one business day after the trade date.
Listed equity securities are valued each trading day at the last sale price or official closing price reported on a national securities exchange, including NASDAQ. Securities listed on a foreign exchange are valued each trading day at the last closing price on the principal exchange on which they are traded immediately prior to the time for determination of NAV or at fair value as discussed below.
Equity securities without a reported trade, U.S. government securities, listed corporate bonds, other fixed income and asset-backed securities with maturities of 60 days or more, unlisted securities, and private placement securities are generally valued at the mean of the latest bid and asked price as furnished by an independent pricing service. Fixed income securities that are not exchange traded are valued by an independent pricing service, taking into consideration yield, liquidity, risk, credit quality, coupon, maturity, type of issue, and any other factors or market data the pricing service deems relevant. Fixed income securities with remaining maturities of 60 days or less at the time of purchase generally are valued at amortized cost, which approximates fair value. Investments in open-end registered investment companies are valued at net asset value. Investments in ETFs are valued at market prices.
Securities or other assets for which market valuations are not readily available, or are deemed to be inaccurate, are valued at fair value as determined in good faith using methods approved by the Board. The Board oversees a Pricing Committee, which is responsible for determinations of fair value, subject to the supervision of the Board. In determining fair value, the Pricing Committee takes into account all information available and any factors it deems appropriate. Consequently, the price of securities used by the Fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing involves subjective judgments. It is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security and the difference may be material to the NAV of the Fund.
Certain securities held by the Fund may be listed on foreign exchanges that trade on days when the Fund does not calculate its NAV. As a result, the market value of the Fund’s investments may change on days when you cannot purchase or sell Fund shares. In addition, a foreign exchange may not value its listed securities at the same time that the Fund calculates its NAV. Most foreign markets close well before the Fund values its securities, generally 3:00 p.m. (Central Time). The earlier close of these foreign markets gives rise to the possibility that significant events, including broad market moves, may occur in the interim, which may affect a security’s value.
The Pricing Committee may determine that a security needs to be fair valued if, among other things, it believes the value of the security might have been materially affected by events occurring after the close of the market in which the security was principally traded, but before the time for determination of the NAV (a subsequent event). A subsequent event might include a company-specific development (for example, announcement of a merger that is made after the close of the foreign market), a development that might affect an entire market or region (for example, weather related events) or a potentially global development (such as a terrorist attack that may be expected to have an effect on investor expectations worldwide). The Board has retained an independent fair value

How to Buy Shares	9

How to Buy Shares (cont.)

pricing service to assist in valuing foreign securities when a subsequent event has occurred. The service uses statistical data based on historical performance of securities and markets and other data in developing factors used to estimate fair value for that day.
How Do I Purchase Shares?  You may purchase shares through a broker/dealer, investment professional, or financial institution (Authorized Dealers). Some Authorized Dealers may charge a transaction fee for this service. Consult your Authorized Dealer or service provider for more information, including applicable fees. You also may purchase shares directly from the Fund by the methods described below under the “Fund Purchase Easy Reference Table” and sending your payment to the Fund by check or wire. Clients of BMO Harris Bank N.A. may purchase shares by contacting their account officer. In connection with opening an account, you will be requested to provide information that will be used by the Fund to verify your identity, as described in more detail under “Important Information About Procedures for Opening a New Account” below.
The minimum investment for the Fund is listed in the table below. In certain circumstances, the minimum investments listed in the table may be waived or lowered at the Fund’s discretion. Different minimums may apply to accounts opened through third parties. Call your Authorized Dealer for any additional limitations.
If you purchase shares of the Fund through a program of services offered or administered by an Authorized Dealer or other service provider, you should read the program materials, including information relating to fees, in conjunction with the Fund’s Prospectus. Certain features of the Fund may not be available or may be modified in connection with the program of services provided.
Once you have opened an account, you may purchase additional Fund shares by contacting BMO Funds - U.S. Services at 1-800-236-FUND (3863) if you have pre-authorized the telephone purchase privilege.
The Fund reserves the right to reject any purchase request. It is the responsibility of BMO Funds - U.S. Services, any Authorized Dealer, or other service provider that has entered into an agreement with the Fund, its distributor, or its administrator to promptly submit purchase orders to the Fund.
You are not the owner of Fund shares (and therefore will not receive distributions) until payment for the shares is received in
“good funds.” Wires are generally “good funds” on the day received and checks are “good funds” when deposited with the Fund’s transfer agent, normally the next business day after receipt. Checks sent to the Fund to purchase shares must be made payable to the “BMO LGM Frontier Markets Equity Fund.”
Important Information About Procedures for Opening a New Account.  The Fund is required to comply with various anti-money laundering laws and regulations. To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions, including investment companies, to obtain, verify, and record information that identifies each person who opens an account. Consequently, when you open an account, the Fund must obtain certain personal information, including your full name, address, date of birth, social security number, and other information that will allow the Fund to identify you. The Fund also may ask for other identifying documents or information.
If you do not provide this information, the Fund may be unable to open an account for you and your purchase order will not be in proper form. In the event the Fund is unable to verify your identity from the information provided, the Fund may, without prior notice to you, close your account, or take other steps it deems reasonable. Any delay in processing your order due to your failure to provide all required information will affect the purchase price you receive for your shares. The Fund is not liable for fluctuations in value experienced as a result of such delays in processing. If at any time the Fund detects suspicious behavior, or if certain account information matches government lists of suspicious persons, the Fund may determine not to open an account, may reject additional purchases, may close an existing account, may file a suspicious activity report, or may take other appropriate action.
Limited Offering.  The Fund is open to new investors. Due to capacity constraints and related investment considerations, the Fund may periodically close to new investors. LGM Investments manages multiple investment vehicles globally, including the Fund, pursuant to its LGM Frontier Markets Equity Strategy (the “Strategy”), which has a global capacity of $1 billion. It is expected that the Fund will close to new investors when the Strategy’s global capacity is reached. The Strategy currently consists of approximately $735 million in assets.

10	How to Buy Shares

How to Buy Shares (cont.)

Fund Purchase Easy Reference Table

Minimum Investments
Class I
• To open an account–$5,000
• To add to an account–$100
Phone 1-800-236-FUND (3863)
• Contact BMO Funds - U.S. Services.
• Complete an application for a new account.
• Once you have opened an account and if you have not opted out of telephone privileges on your account application or by a subsequent authorization form, you may purchase additional shares.
Mail
• To open an account, send your completed account application and check payable to “BMO LGM Frontier Markets Equity Fund” to the following address:
State Street Corporation BMO LGM Frontier Markets Equity Fund P.O. Box 5493 Boston, MA 02206
• To add to your existing Fund account, send in your check, payable to “BMO LGM Frontier Markets Equity Fund,” to the same address. Indicate your Fund account number on the check.
Wire
• Notify BMO Funds - U.S. Services and request wire instructions at 1-800-236-FUND (3863).
• Mail a completed account application to the Fund at the address above under “Mail.”
• Your bank may charge a fee for wiring funds. Wire orders are accepted only on days when the Fund and the Federal Reserve wire system are open for business.

How to Buy Shares	11

How to Buy Shares (cont.)

Additional Information About Checks and Automated Clearing House (ACH) Transactions Used to Purchase Shares
• If your check or ACH purchase does not clear, your purchase will be canceled and you will be charged a $20 fee and held liable for any losses incurred by the Fund.
• If you purchase shares by check or ACH, you may not be able to receive repurchase proceeds for up to seven days.
• All checks should be made payable to “BMO LGM Frontier Markets Equity Fund.”
• The maximum ACH purchase amount is $100,000.

12	How to Buy Shares

Periodic Offers by the Fund to Repurchase Shares

The Fund is not aware of any currently existing secondary market for Fund shares and does not anticipate that a secondary market will develop for shares. A secondary market is a market, exchange facility, or system for quoting bid and asking prices where securities such as the shares can be readily bought and sold among holders of the securities after they are initially distributed. Without a secondary market, shares are not liquid, which means that they are not readily marketable.
The Fund, however, has taken action to provide a measure of liquidity to shareholders. The Fund has adopted share repurchase policies as fundamental policies. This means the policies may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities. These policies provide that the Fund will make Repurchase Offers, which are quarterly offers by the Fund to repurchase a designated percentage of the outstanding shares owned by the Fund’s shareholders. The Fund is therefore designed primarily for long-term investors.
The Fund will suspend or delay a Repurchase Offer only if certain regulatory requirements are met. See “—Suspension or postponement of Repurchase Offer,” below. Once every two years the Board may determine in its sole discretion to have one additional Repurchase Offer in addition to the regular quarterly Repurchase Offers.
Repurchase procedures.  At least quarterly, the Board, in its sole discretion, will determine the Repurchase Offer Amount (which is required to be between 5% and 25% of the outstanding shares of the Fund) allowed to be repurchased by the Fund. Shareholders will receive a notification of a Repurchase Offer, which will describe how shareholders may request that the Fund repurchase a portion, or all, of their shares and the deadline to deliver their request to BMO Funds - U.S. Services. An overview of the key dates and terms for the quarterly repurchase process follows:
•	Notification of Repurchase Offer—Written notification of the Repurchase Offer will be sent in advance of the Repurchase Request Deadline (typically 30 days in advance). Shareholders can use these 30 days to determine whether to request a repurchase of a portion, or all, of their shares. The Notification of Repurchase Offer will provide the NAV per share of the Fund as of a recent date and a toll-free number for additional information regarding the Repurchase Offer.
•	Repurchase Request Deadline—The date that shareholder requests for repurchases must be received by BMO Funds - U.S. Services is the Repurchase Request Deadline. Typically, this date will be 30 days after the Notification of Repurchase Offer is provided to shareholders and 14 days in advance of the Repurchase
Pricing Date. In certain circumstances, a notice period other than 30 days, ranging from 21 to 42 days before the Repurchase Request Deadline, may be set by the Board.
•	Repurchase Pricing Date—The last business day of March, June, September, and December is the Repurchase Pricing Date, except in certain circumstances. This Repurchase Pricing Date is when the repurchase price that shareholders will receive for their shares will be determined. The repurchase price is based on the NAV per share of the Fund as of the close of the New York Stock Exchange on the Repurchase Pricing Date.
•	Repurchase Payment Deadline—The date by which repurchase proceeds will be paid to shareholders is the Repurchase Payment Deadline. Repurchase proceeds will be paid in cash within seven days after each Repurchase Pricing Date.
Please see the following subsections for further information regarding the above key terms and dates.
Repurchase price and payment date.  As described above, the repurchase price of the shares will be the NAV per share as of the close of the NYSE on the date on which the repurchase price of the shares will be determined (Repurchase Pricing Date). The Fund has determined that the Repurchase Pricing Date may occur no later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. Within such 14-day period, the Fund may use an earlier Repurchase Pricing Date under certain circumstances. The Board has determined that the time at which the NAV will be computed will be as of the close of the NYSE. The NAV may fluctuate between the Repurchase Request Deadline and the Repurchase Pricing Date. You may call BMO Funds - U.S. Services at 1-800-236-FUND (3863) to learn the NAV per share.
As noted above, repurchase proceeds will be paid to shareholders in cash within seven days after each Repurchase Pricing Date. The end of the seven days is referred to as the Repurchase Payment Deadline. Repurchase proceeds will normally be mailed, or wired if by written request, the following business day after the Repurchase Pricing Date, but in no event more than seven days after that date. The Fund is not able to receive or pay out cash in the form of currency.
During the period from the Notification of Repurchase Offer until the Repurchase Pricing Date, the Fund will maintain liquid assets equal to 100% of the Repurchase Offer Amount based on each day’s NAV.
If shareholders tender more than the Repurchase Offer Amount for a given Repurchase Offer, the Fund may repurchase an additional amount of shares not exceeding 2% of the Fund shares outstanding on the Repurchase Request Deadline. If

Periodic Offers by the Fund to Repurchase Shares	13

Periodic Offers by the Fund to Repurchase Shares (cont.)

Fund shareholders tender more shares than the Fund decides to repurchase, whether the Repurchase Offer Amount or the Repurchase Offer Amount plus the 2% additional shares, the Fund will repurchase the shares on a pro rata basis. The Fund may, however, accept all Fund shares tendered by shareholders who own less than one hundred shares and who tender all their shares, before accepting on a pro rata basis, shares tendered by other shareholders.
Notices to shareholders.  As described above, each quarterly Notification of Repurchase Offer (and any additional discretionary Repurchase Offers) will be sent to each shareholder of record or beneficial owner of Fund shares 30 days before each Repurchase Request Deadline (unless a different notice period (between 21 days and 42 days before the deadline) for a Repurchase Offer is set by the Board). Among other things, the Notification of Repurchase Offer will state the Repurchase Offer Amount and also will identify the dates of the Repurchase Request Deadline, the Repurchase Pricing Date, and the latest Repurchase Payment Deadline possible. The Notification of Repurchase Offer will state that the NAV may fluctuate between the Repurchase Request Deadline and the Repurchase Pricing Date and the possibility that the Fund may, under certain circumstances, use an earlier Repurchase Pricing Date than the latest possible Repurchase Pricing Date. The Notice will describe (i) the procedures to tender your shares, (ii) the procedures for the Fund to repurchase shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and (iv) the procedures that will enable you to withdraw or modify your tenders of shares prior to the Repurchase Request Deadline.
Suspension or postponement of Repurchase Offer.  The Fund will not suspend or postpone a Repurchase Offer except if a majority of the Board, including a majority of the Board members who are not “interested persons” of the Fund, as defined in the 1940 Act, vote to do so, and only (a) if the Repurchase Offer would cause the Fund to lose its status as a regulated investment company (RIC) under Subchapter M of the Internal Revenue Code of 1986, as amended (Code); or (b) for any period during which the NYSE or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; or (c) for any period during which any emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund to fairly determine its NAV; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund. The Fund will send to its shareholders notice of any suspension or postponement and notice of any renewed Repurchase Offer after a suspension or postponement.
Special considerations of repurchases.  Because there likely will not be a secondary market for shares, quarterly and any additional discretionary Repurchase Offers will provide the only source of liquidity for shareholders. If a secondary market were to develop for shares, however, the market price per share of the shares could, at times, vary from the NAV per share. A number of factors could cause these differences, including relative demand and supply of shares and the performance of the Fund. Repurchase Offers for shares at NAV would be expected to reduce any spread or gap that might develop between NAV and market price. However, there is no guarantee that these actions would cause shares to trade at a market price that equals or approximates NAV per share.
Although the Board believes that Repurchase Offers will generally benefit shareholders, the Fund’s repurchase of shares will decrease the Fund’s total assets. The Fund’s expense ratio also may increase as a result of Repurchase Offers (assuming the repurchases are not offset by the issuance of additional shares). Such Repurchase Offers also may result in less investment flexibility for the Fund depending on the number of shares repurchased and the success of the Fund’s continuous offering of shares. In addition, when the Fund borrows money for the purpose of financing the repurchase of shares in a Repurchase Offer, interest on the borrowings will reduce the Fund’s net investment income. The size of any particular Repurchase Offer may be limited (to no more than the minimum amount required by the Fund’s fundamental policies) for the reasons discussed above or as a result of liquidity concerns.
To complete a Repurchase Offer for the repurchase of shares, the Fund may be required to sell portfolio securities. This may cause the Fund to realize gains or losses at a time when LGM Investments would otherwise not do so.
The Fund’s repurchase of its shares is a taxable event to shareholders who tender shares for repurchase. The Fund will pay all costs and expenses associated with the making of each Repurchase Offer.
In accordance with applicable rules of the SEC in effect at the time of the offer, the Fund also may make other offers to repurchase shares that it has issued. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, and other pertinent laws.
Selling shares in writing or with broker instructions.  Written instructions with respect to your tender of shares in a Repurchase Offer must be completed in the manner described, and on the appropriate forms included, in the Notification of Repurchase Offer.

14	Periodic Offers by the Fund to Repurchase Shares

Periodic Offers by the Fund to Repurchase Shares (cont.)

Sometimes, however, to protect you and the Fund, the Fund will need written instructions signed by all registered owners of the shares, with a medallion signature guarantee for each owner, if:
•	you want your proceeds paid to someone who is not a registered owner;
•	you want to send your proceeds somewhere other than the address of record, or preauthorized bank or brokerage firm account; or
•	you want your proceeds sent to an address of record that was changed within the last 30 days.
We also may require a medallion signature guarantee when (1) we receive instructions from an agent, not the registered owners; (2) you want to send your proceeds to a bank account that was added or changed on your account without a medallion signature guarantee within the last 30 days; or (3) we believe it would protect the Fund against potential claims based on the instructions received.
A medallion signature guarantee helps protect your account against fraud. You can obtain a medallion signature guarantee at most banks and securities dealers. A notary public cannot provide a medallion signature guarantee.
Selling recently purchased shares.  If you sell shares recently purchased, we may delay sending you the proceeds until your check or wire/electronic funds transfer has cleared, which may take seven business days.

Periodic Offers by the Fund to Repurchase Shares	15

How to Have Shares Repurchased

How Do I Have Shares Repurchased by the Fund?  You may have your Fund shares repurchased as described below under the “Fund Repurchase Easy Reference Table.”
Written requests for repurchase of Fund shares must be received in proper form, and can be made through BMO Funds - U.S. Services or any Authorized Dealer. It is the responsibility of BMO Funds - U.S. Services, any Authorized Dealer or other service provider to promptly submit repurchase requests to the Fund.
Repurchase requests for shares of the Fund must be received in proper form by the close of trading on the NYSE, generally 3:00 p.m. (Central Time), on the Repurchase Request Deadline, for shares to be repurchased in the then current Repurchase Offer at the NAV per share on the Repurchase Pricing Date. A shareholder may withdraw or modify any request to repurchase shares at any time prior to the Repurchase Request Deadline, but not thereafter. BMO Funds - U.S. Services will use its best efforts to accept and process such repurchase requests received on the Repurchase Request Deadline. There is no guarantee, however, that BMO Funds - U.S. Services will be able to do so. Different cut-off times for repurchase requests through an Authorized Dealer may be imposed by the Authorized Dealer. Please contact your Authorized Dealer for more information.
Will I Be Charged a Fee for Repurchases?  Your proceeds from having shares repurchased by the Fund will be reduced by a fee of 2.00%. The repurchase fee is paid to the Fund. The purpose of the fee is to offset the costs associated with selling securities and conducting quarterly Repurchase Offers. You also may be charged a transaction fee if you repurchase Fund shares through an Authorized Dealer or service provider (other than BMO Funds - U.S. Services or BMO Harris Bank), or if you are repurchasing by wire. Consult your Authorized Dealer or service provider for more information, including applicable fees.

Fund Repurchase Easy Reference Table

Certain repurchase requests may require a medallion signature guarantee. See “Additional Conditions for Repurchases—Medallion Signature Guarantees” below for details.
Mail
• Send in your written request to the following address, indicating your name, the Fund name, your account number, and the number of shares you want to have repurchased to:
BMO Funds - U.S. Services P.O. Box 2175 Milwaukee, WI 53201-2175
• For additional assistance, call BMO Funds - U.S. Services at 1-800-236-FUND (3863).
Wire/Electronic Transfer
• Upon written request sent to the address above under “Mail,” repurchase proceeds can be directly deposited by Electronic Funds Transfer or wired directly to a domestic commercial bank previously designated by you in your account application or by subsequent form.
• Wires of repurchase proceeds will only be made on days on which the Fund and the Federal Reserve wire system are open for business.
• Each wire transfer is subject to a $10 fee.
• Wire-transferred repurchases may be subject to an additional fee imposed by the bank receiving the wire.

16	How to Have Shares Repurchased

Additional Conditions for Repurchases

Medallion Signature Guarantees.  In the following instances, you must have a medallion signature guarantee on written repurchase requests:
•	when you want repurchase proceeds to be sent to an address other than the one you have on record with the Fund; or
•	when your repurchase proceeds are to be sent to an address of record that was changed within the last 30 days.
Your signature can be medallion guaranteed by any federally insured financial institution (such as a bank or credit union) or a broker/dealer that is a domestic stock exchange member, but not by a notary public.
Limitations on Repurchase Proceeds.  Repurchase proceeds normally are wired or mailed within one business day after the Repurchase Pricing Date (so long as the Fund received your request in proper form in a timely manner on the Repurchase Request Deadline). However, delivery of payment may be delayed up to seven days:
•	to allow your purchase payment to clear; or
•	during periods of market volatility.
You will not accrue interest or dividends on uncashed checks from the Fund. If those checks are undeliverable and returned to the Fund, the proceeds will be reinvested in shares of the Fund that were repurchased.
Corporate Resolutions.  Corporations, trusts and institutional organizations are required to furnish evidence of the authority of persons designated on the account application to effect transactions on behalf of the organizations.
Frequent Traders.  The Board has approved policies that seek to discourage frequent purchases and repurchases and curb the disruptive effects of frequent trading (the Market Timing Policy).
The Fund’s management or the Adviser may determine, from the amount, frequency, and pattern of repurchases by a shareholder, that a shareholder is engaged in excessive trading that is detrimental to the Fund or its other shareholders. Such short-term or excessive trading into and out of the Fund may harm all shareholders by disrupting investment strategies, increasing brokerage, administrative and other expenses, decreasing tax efficiency and diluting the value of shares held by long-term shareholders.
The advantages of market timing generally accrue from trading into and out of a fund in a short time period. Open-end funds, which issue shares that may be purchased and redeemed each business day, allow for the timing of such trading to a much greater extent than closed-end funds such as the Fund, whose shares are not redeemable and may be repurchased only in limited circumstances. Consequently, the Fund is less likely to encounter market timing for its shares than are other BMO Funds that are open-end funds. The ability of shareholders of the Fund to engage in market timing with respect to shares of the Fund is very limited because shareholders may have their shares repurchased by the Fund only on the four days a year that are the dates of the quarterly Repurchase Request Deadlines and pricing for the repurchases may occur several days after the request deadline. These dates are selected by the Board, which further prevents the shareholders from timing when they have their shares repurchased. The Fund, however, has adopted the Market Timing Policy to correspond to the market timing policy of the other BMO Funds (all of which are open-end funds) that engage in continuous offerings of their shares. This policy, however, has more limited applicability to the Fund.
Pursuant to the Market Timing Policy, the Fund may decline to accept an application, may reject a repurchase request submitted for the then current Repurchase Offer, or may reject a purchase request from an investor who, in the sole judgment of the Adviser, has a pattern of short-term or excessive trading or whose trading has been or may be disruptive to the Fund. The Fund, the Adviser and affiliates thereof are prohibited from entering into arrangements with any shareholder or other person to permit frequent purchases and repurchases of Fund shares.
The Fund monitors and enforces the Market Timing Policy through the termination of a shareholder’s purchase and/or repurchase request and selective monitoring of trade activity.
Although the Fund seeks to detect and deter market timing activity, the Fund’s ability to monitor trades that are placed by individual shareholders through omnibus accounts is limited because the Fund may not have direct access to the underlying shareholder account information. Omnibus accounts are accounts maintained by financial intermediaries on behalf of multiple beneficial shareholders. Due to policy, operational or system requirements and limitations, omnibus account holders, including qualified employee benefit plans, may use criteria and methods for tracking, applying or calculating the repurchase fee that may differ from those utilized by the Fund’s transfer agent. In addition, the Fund may rely on a financial intermediary’s market timing policy, even if those policies are different from the Fund’s policy, when the Fund believes that the policy is reasonably designed to prevent excessive trading practices that are detrimental to the Fund.
The Fund may request that financial intermediaries furnish the Fund with trading and identifying information relating to beneficial shareholders, such as social security and account

Additional Conditions for Repurchases	17

Additional Conditions for Repurchases (cont.)

numbers, in order to review any unusual patterns of trading activity discovered in the omnibus account. The Fund also may request that the financial intermediaries take action to prevent a particular shareholder from engaging in excessive trading and to enforce the Fund’s or their market timing policies. Legal and technological limitations on the ability of financial intermediaries to restrict the trading practices of their clients exist, and they may impose restrictions or limitations that are different from the Fund’s policies. As a result, the Fund’s ability to monitor and discourage excessive trading practices in omnibus accounts may be limited.

18	Additional Conditions for Repurchases

Account and Share Information

Confirmations and Account Statements.  You will receive confirmation of purchases and repurchases. In addition, you will receive periodic statements reporting all account activity, including distributions of net investment income and capital gains. You may request photocopies of historical confirmations from prior years. The Fund may charge a fee for this service.
What are Distributions of Net Investment Income and Net Capital Gains?  A distribution of net investment income is the money or shares paid to shareholders that an investment company has earned from the income on its investments after paying any Fund expenses. A net capital gain distribution is the money or shares paid to shareholders from the Fund’s net profit realized from the sale of portfolio securities.
Distributions of Net Investment Income and Net Capital Gains.  Distributions of net investment income, if any, are declared and paid annually. Distributions of net investment income are paid to all shareholders invested in the Fund on the record date, which is the date on which a shareholder must officially own shares in order to earn a distribution.
In addition, the Fund distributes net capital gains, if any, at least annually. If capital gains or losses were realized by the Fund, they could result in an increase or decrease in the Fund’s distributions. The Fund may distribute such net investment income and net capital gains more frequently, if necessary, to reduce or eliminate federal excise or income taxes on the Fund. Your distributions of net investment income and net capital gains will be automatically reinvested in additional shares of the Fund unless you elect cash payments. If you elect cash payments and the payment is returned as undeliverable, your cash payment will be reinvested in shares of the Fund and your distribution option will convert to automatic reinvestment. If any distribution check remains uncashed for six months, the check amount will be reinvested in shares and you will not accrue any interest or distributions on this amount prior to the reinvestment. You will be taxed in the same manner whether you receive your distributions in cash or additional Fund shares.
If you purchase shares just before the Fund declares a distribution of net investment income or net capital gain, you will pay the full price for the shares and then receive a portion of the price back in the form of the distribution. The distribution will generally be taxable to you for federal income tax purposes.
Accounts with Low Balances.  Due to the high cost of maintaining accounts with low balances, the Fund may repurchase your Class I shares and pay you the proceeds if your account balance falls below the required minimum of 100 shares, subject to the Repurchase Offer procedures described above. Before shares are repurchased to close an account, you will be notified in writing and allowed 30 days to purchase additional shares to meet the minimum account balance requirement. A repurchase by the Fund may result in a taxable gain or loss.
Share Data.  The following table sets forth certain information with respect to Fund shares as of October 31, 2019:
Title of Class	(1) Amount Authorized	(2) Amount Held by the Fund for its own Account	(3) Amount Outstanding Exclusive of Amount Shown under (2)
Class I	Indefinite	None	13,890,917
Tax Information

Federal Income Tax.  The Fund intends to qualify and elect to be treated as a regulated investment company (RIC) under Subchapter M of the Code, provided that it complies with all applicable requirements regarding the source of its income, diversification of its assets, and timing and amount of its distributions. However, there can be no assurance that the Fund will satisfy all requirements to be taxed as a RIC. As a RIC, the Fund would distribute all of its net investment income and gains to shareholders and would generally pay no federal income tax at the Fund level on the income and gains it distributes to you. The Fund will send you an annual statement of your account activity to assist you in completing your federal, state, and local tax returns. Distributions from the Fund’s investment company taxable income (which includes but is not limited to dividends, interest, net short-term capital gains, and net gains from foreign currency transactions), if any, generally are taxable to you as ordinary income. For non-corporate shareholders, to the extent that distributions of investment company taxable income are attributable to and reported as “qualified dividend income,” such distributions may be eligible for the reduced federal income tax rates applicable to long-term capital gains, provided certain holding periods and other requirements are satisfied by the shareholder. To the extent that the Fund’s distributions of investment company taxable income are attributable to net short-term capital gain, such distributions will be treated as ordinary income and cannot be used to offset a shareholder’s capital losses from other investments. Distributions of the Fund’s net capital gains (the excess of net long-term capital gains over net short-term capital losses), if any, are generally taxable to non-corporate shareholders as long-term capital gains, regardless of how long such shareholder has held shares of the Fund. Fund distributions are expected to consist of both investment company taxable income and net capital gains.
Certain individuals, trusts and estates may be subject to a Medicare tax of 3.8% (in addition to regular federal income tax). The Medicare tax applies to the lesser of (i) the taxpayer’s

Account and Share Information	19

Account and Share Information (cont.)

investment income, net of deductions properly allocable to such income, or (ii) the amount by which the taxpayer’s modified adjusted gross income exceeds certain thresholds ($250,000 for married individuals filing jointly or a surviving spouse, $125,000 for married individuals filing separately, and $200,000 in any other case). The Fund anticipates that it will distribute net investment income and net capital gains that will be includable in a shareholder’s investment income for purposes of this Medicare tax. In addition, any capital gain realized on the sale or repurchase by the Fund of Fund shares will be includable in a shareholder’s investment income for purposes of this Medicare tax.
Distributions are generally taxed when received. However, distributions declared by the Fund during October, November, or December to shareholders of record and paid by January 31 of the following year are treated for federal income tax purposes as if received by shareholders on December 31 of the year in which the distribution was declared.
In addition, amounts realized on sales of foreign securities may be subject to high and potentially confiscatory levels of foreign taxation and withholding when compared to comparable transactions in U.S. securities. If more than 50% of the value of the Fund’s total assets at the close of its taxable year consists of stock or securities of foreign corporations, the Fund may be eligible to elect to “pass through” to you foreign income taxes that it pays. If the Fund is eligible for and makes this election, you will be required to include your share of those taxes in gross income as a distribution from the Fund. You will then be allowed to claim a credit (or a deduction, if you itemize deductions) for such amounts on your federal income tax return, subject to certain limitations. Tax-exempt holders of Fund shares, such as qualified retirement plans, generally will not benefit from such deduction or credit.
Shareholders whose shares are repurchased by the Fund may realize a capital gain or loss on the repurchase. For federal income tax purposes, a repurchase generally should be treated as a sale if, after the repurchase, the shareholder does not own any Fund shares and is not deemed to indirectly own any Fund shares under the attribution rules in Section 318 of the Code. Alternatively, if a shareholder’s proportionate ownership interest in the Fund (taking into account attribution rules) is reduced by at least 20% following a repurchase, the repurchase generally should be treated as a sale. If the foregoing tests are not met, and if the repurchase is “essentially equivalent to a dividend” (under Section 302(b)(1) of the Code), there is a risk that the proceeds from a repurchase could be taxable as a distribution to such shareholder (not in part or full payment in exchange for Fund shares). Furthermore, there is a risk that shareholders who do not participate in a repurchase could be treated as receiving a constructive distribution as a result of their proportionate increase in their ownership of the Fund, resulting from the repurchase of other shareholders’ shares.
If a repurchase of Fund shares is treated as a sale, the repurchase may result in a taxable capital gain or loss to you for federal income tax purposes, depending on whether the repurchase proceeds are more or less than your basis in the sold or repurchased shares. The gain or loss will generally be treated as long-term capital gain or loss if the shares were held for more than one year, and if held for one year or less, as short-term capital gain or loss. Any loss arising from the sale or repurchase by the Fund of Fund shares held for six months or less, however, is treated as a long-term capital loss to the extent of any distributions of net capital gains received or deemed to be received with respect to such shares. In determining the holding period of such shares for this purpose, any period during which your risk of loss is offset by means of options, short sales, or similar transactions is not counted. All or a portion of any loss that you realize on a sale or repurchase by the Fund of your Fund shares will be disallowed to the extent that you buy other shares in the Fund (through reinvestment of distributions or otherwise) within thirty days before or after your share repurchase or sale and will instead increase the basis of the new shares to preserve the loss until a future sale or repurchase by the Fund.
If you do not furnish the Fund with your correct social security number or taxpayer identification number, if you fail to make certain required certifications and/or if the Fund receives notification from the Internal Revenue Service (IRS) requiring backup withholding, the Fund is required by federal law to withhold federal income tax from your distributions and repurchase proceeds at the rate set forth in the Code. Backup withholding is not an additional tax. Any amounts withheld may be credited against your federal income tax liability, provided the appropriate information is furnished to the IRS.
This section is not intended to be a full discussion of the federal income tax laws and the effect of such laws on you. Changes in federal income tax laws, potentially with retroactive effect, could impact the Fund’s investments or the tax consequences to you of investing in the Fund. Some of these changes could affect the timing, amount, and tax treatment of Fund distributions made to shareholders. There may be other federal, state, foreign, or local tax considerations applicable to a particular investor. Please consult your own tax advisor regarding federal, state, foreign, and local tax considerations.
Cost Basis Reporting

The Fund is required to report to you and the IRS the cost basis of any Fund shares when you subsequently have shares repurchased. The Fund will determine cost basis using the

20	Account and Share Information

Account and Share Information (cont.)

average cost method unless you elect in writing (and not over the telephone) any alternate IRS-approved cost basis method. Please see the SAI for more information regarding cost basis reporting.
Portfolio Holdings

A description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available in the Fund’s SAI.

Account and Share Information	21

Additional Fund Information

Management of the Fund.  The Board governs the Fund. The Board oversees the Adviser. The Adviser, subject to the authority of the Board, is responsible for providing investment advice as well as overall management of the Fund’s business affairs. The Adviser’s address is 115 S. LaSalle Street, Chicago, Illinois 60603.
The Adviser has entered into a sub-advisory contract with LGM Investments pursuant to which LGM Investments manages the assets of the Fund, subject to oversight by the Adviser.
Adviser’s Background.  The Adviser is a registered investment adviser and a wholly-owned subsidiary of BMO Financial Corp., a financial services company headquartered in Chicago, Illinois, and an indirect wholly-owned subsidiary of the Bank of Montreal (BMO), a publicly-held Canadian diversified financial services company. As of August 31, 2019, the Adviser had approximately $37.4 billion in assets under management, of which approximately $12.5 billion was in the BMO Funds’ assets.
The Adviser, including its predecessor entities, has managed investments for individuals and institutions since 1973. The Adviser has managed other funds in the BMO Funds complex since 1992.
Sub-Adviser’s Background.  LGM Investments is a registered investment adviser founded in 1995 that specializes in Asia Pacific, global emerging market, and frontier equities and provides investment management services to pension funds, foundations, government organizations, investment companies, high net worth individuals, hedge funds and other funds sponsored by subsidiaries of LGM Investments’ parent company, LGM (Bermuda) Limited (LGM). LGM Investments is a wholly-owned subsidiary of LGM and an indirect wholly-owned subsidiary of BMO. As of August 31, 2019, LGM Investments had approximately $5.1 billion in assets under management. LGM Investments’ address is 95 Wigmore Street, London, United Kingdom, W1U 1FD.
BMO is the ultimate parent company of the Adviser and LGM Investments. Accordingly, the Adviser and LGM Investments are affiliates.
All of LGM Investments’ fees are paid by the Adviser.
Portfolio Manager.  Dafydd Lewis manages the Fund. Mr. Lewis, a Portfolio Manager at LGM Investments, joined LGM Investments in 2011 and has managed the Fund since July 2014. Mr. Lewis previously was a member of HSBC Holdings plc emerging market equity strategy team from 2005 to 2008, and served as an investment analyst with GAM Holdings Ltd. emerging market team focusing on global frontier markets from 2008 to 2011.
The Fund’s SAI provides additional information about the portfolio manager, including other accounts managed, ownership of Fund shares, and compensation.
Advisory Fees.  The Adviser is entitled to receive from the Fund an investment advisory fee equal to 1.50% of the Fund’s average daily net assets (ADNA). During the fiscal year ended August 31, 2019, after taking into effect waivers by the Adviser during the period, the Fund paid an investment advisory fee equal to 1.21% of the Fund’s ADNA.
The Adviser has contractually agreed to waive or reduce its investment advisory fee and reimburse expenses to the extent necessary to prevent total annual operating expenses (excluding interest, taxes, brokerage commissions, other investment-related costs and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund’s business, and Acquired Fund Fees and Expenses) from exceeding 2.00% of the ADNA of the Fund. This agreement may not be terminated prior to December 31, 2020 without the consent of the Fund’s Board of Trustees, unless terminated due to the termination of the investment advisory agreement. Additionally, the agreement does not provide for recoupment by the Adviser of waived fees or reimbursed expenses.
In addition, the Adviser has the discretion to waive its fee for the Fund. Any such waiver by the Adviser is voluntary and may be terminated at any time in the Adviser’s sole discretion.
The Fund’s 2019 Annual Report contains a discussion regarding the Board’s basis for approving the investment advisory contract and sub-advisory contract on behalf of the Fund.
Distributor.  Foreside Financial Services, LLC (Distributor), 3 Canal Plaza, Portland, Maine 04101, a registered broker- dealer and member of the Financial Industry Regulatory Authority, Inc., serves as principal distributor of the Fund’s shares effective January 1, 2020. Prior to that date, BMO Investment Distributors, LLC, an affiliate of the Adviser and BMO Harris Bank, served as the distributor. All fees of the Distributor are paid by the Adviser.
Affiliate Services and Fees.  The Adviser serves as the Fund’s record keeper and administrator directly and through its division, BMO Funds - U.S. Services. State Street Bank & Trust Company (State Street), 1 Iron Street, Boston, Massachusetts, 02116, is the sub-administrator.
The Adviser is entitled to receive administration fees from the Fund at an annual rate of 0.15% of the Fund’s ADNA. All fees of the sub-administrator are paid by the Adviser. The Adviser has the discretion to waive a portion of its fees. However, any fee waivers are voluntary and may be terminated at any time in its sole discretion.
Custodian, Transfer Agent, and Dividend Disbursing Agent.  State Street is custodian for the securities and cash of the Fund. State Street also acts as the Fund’s transfer agent and dividend disbursing agent.

22	Additional Fund Information

Additional Fund Information (cont.)

Payments to Financial Intermediaries.  From time to time, the Adviser, BMO Harris Bank, BMO Harris Financial Advisors (member FINRA/SIPC), or their affiliates may enter into arrangements with each other or with brokers or other financial intermediaries pursuant to which such parties agree to perform administrative or other services on behalf of their clients who are Fund shareholders. Pursuant to these arrangements, the Adviser, BMO Harris Bank, BMO Harris Financial Advisors, or their affiliates may make payments to each other or to brokers or other financial intermediaries from their own resources for services provided to clients who hold Fund shares. In addition, the Adviser or an affiliate may make payments to a financial intermediary, including affiliates such as BMO Harris Financial Advisors. In exchange for such payments, the Adviser, BMO Harris Bank, BMO Harris Financial Advisors, or their affiliates generally expect to receive the opportunity for the Fund to be sold through the financial intermediaries’ sales forces or to have access to third-party platforms or other marketing programs, including but not limited to mutual fund “supermarket” platforms or other sales programs. These payments may vary in amount and generally range from 0.05% to 0.40%. Additionally, flat fees on a one-time or irregular basis may be made for the initial set-up of the Fund on a financial intermediary’s systems, participation or attendance at a financial intermediary’s meetings, or for other reasons. The receipt of (or prospect of receiving) such payments or compensation may provide the affiliate or intermediary and its salespersons with an incentive to favor sales of Fund shares, or certain classes of those shares, over other investment alternatives. You may wish to consider whether such arrangements exist when evaluating recommendations from the affiliate or intermediary.

Additional Fund Information	23

Table of Contents of Statement of Additional Information

How is the Fund Organized?	B-1
Securities, Transactions, Investment Techniques and Risks	B-1
Non-Fundamental Investment Objective	B-20
Investment Policies and Limitations	B-20
Valuation of Securities	B-23
Trading in Foreign Securities	B-24
What Do Shares Cost?	B-24
How are Fund Shares Sold?	B-24
Account and Share Information	B-24
What are the Federal Income Tax Consequences?	B-26
Trustees and Officers	B-32
Information About the Adviser and Sub-Adviser	B-37
Portfolio Manager	B-38
Voting Proxies on Fund Portfolio Securities	B-40
Portfolio Holdings Disclosure Policy	B-41
Brokerage Transactions	B-42
Information About the Fund’s Service Providers	B-43
Performance	B-45
Financial Statements	B-45
Appendix A – Ratings Definitions	A-1
Appendix B – Addresses	B-1

24	Table of Contents of Statement of Additional Information

PRSRT STD
U.S. POSTAGE
PAID
LANCASTER, PA
PERMIT NO. 1793
BMO Funds - U.S. Services P.O. Box 219006 Kansas City, MO 64121-9006
Contact us 1-800-236-FUND (3863) 414-287-8555
Learn more bmofunds.com
The SAI is incorporated by reference into this Prospectus. Additional information about the Fund’s investments is contained in the SAI and the Annual and Semi-Annual Reports of the Fund as they become available. The Annual Report’s investment commentaries discuss market conditions and investment strategies that significantly affected the performance of the Fund during its last fiscal year.
To obtain the SAI, Annual Report, Semi-Annual Report, and other information, free of charge, and to make inquiries, write to or call BMO Funds - U.S. Services at 1-800-236-FUND (3863). You also may obtain these materials free of charge on the BMO Funds’ website at www.bmofunds.com.
Information about the Fund, including the SAI, may be obtained by electronic request at the following email address: publicinfo@sec.gov. You will be charged a fee for this duplicating service.
Reports and other information about the Fund are also available on the EDGAR database on the SEC’s Internet site at http://www.sec.gov.

BMO Global Asset Management is the brand name for various affiliated entities of BMO Financial Group that provide investment management and trust and custody services. Certain of the products and services offered under the brand name BMO Global Asset Management are designed specifically for various categories of investors in a number of different countries and regions and may not be available to all investors. Products and services are only offered to such investors in those countries and regions in accordance with applicable laws and regulations. BMO Financial Group is a service mark of Bank of Montreal.
Foreside Financial Services, LLC, Distributor
Investment products are: NOT FDIC INSURED — NO BANK GUARANTEE — MAY LOSE VALUE.
© 2019 BMO Financial Corp. (12/19)	Investment Company Act File No. 811-22882
B151

BMO LGM Frontier Markets Equity Fund
Statement of Additional Information
December 27, 2019
This Statement of Additional Information (SAI) is not a Prospectus and should be read in conjunction with the Prospectus for the BMO LGM Frontier Markets Equity Fund (Fund) dated December 27, 2019, as may be supplemented. You may obtain the Prospectus and the 2019 Annual Report for the Fund without charge by writing to the Fund’s distributor, Foreside Financial Services, LLC, at Three Canal Plaza, Portland, Maine 04101, by calling BMO Funds - U.S. Services at 1-800-236-FUND (3863), or you can visit the Fund’s website at bmofunds.com.

i

How is The Fund Organized?
The BMO LGM Frontier Markets Equity Fund is a non-diversified, closed-end management investment company that was established as the BMO Lloyd George Frontier Markets Equity Fund, a Delaware statutory trust, on July 3, 2013. On July 29, 2014, in connection with the name change of the Fund’s sub-adviser, the Fund changed its name to the BMO LGM Frontier Markets Equity Fund. The Board of Trustees of the Fund (Board) has established Institutional Class (Class I) shares of the Fund.
The Fund’s investment adviser is BMO Asset Management Corp. (Adviser). The Adviser has retained LGM Investments Limited (LGM Investments or Sub-Adviser) as the sub-adviser for the Fund. The Fund’s distributor is Foreside Financial Services, LLC effective January 1, 2020.
This SAI contains additional information about the Fund. This SAI uses the same terms as defined in the Fund’s Prospectus.
Securities, Transactions, Investment Techniques and Risks
The following information supplements the discussion of the Fund’s securities, investment techniques, and risks that are described in the Prospectus.
As used in this section, the term Adviser means Adviser or Sub-Adviser, as applicable.
Bank Instruments. Bank instruments are unsecured interest-bearing deposits with banks. Bank instruments include bank accounts, time deposits, certificates of deposit, and banker’s acceptances. Instruments denominated in U.S. dollars and issued by non-U.S. branches of U.S. or foreign banks are commonly referred to as Eurodollar instruments. Instruments denominated in U.S. dollars and issued by U.S. branches of foreign banks are referred to as Yankee dollar instruments.
The Fund may invest in bank instruments that have been issued by banks and savings and loans that have capital, surplus, and undivided profits of over $100 million or whose principal amount is insured by the Bank Insurance Fund or the Savings Association Insurance Fund, which are administered by the Federal Deposit Insurance Corporation. Securities that are credit-enhanced with a bank’s irrevocable letter of credit or unconditional guaranty also will be treated as bank instruments.
Foreign Bank and Money Market Instruments. Eurodollar Certificates of Deposit (ECDs), Yankee dollar Certificates of Deposit (YCDs) and Eurodollar Time Deposits (ETDs) are all U.S. dollar denominated certificates of deposit. ECDs are issued by, and ETDs are deposits of, foreign banks or foreign branches of U.S. banks. YCDs are issued in the U.S. by branches and agencies of foreign banks. Europaper is dollar-denominated commercial paper and other short-term notes issued in the U.S. by foreign issuers.
ECDs, ETDs, YCDs, and Europaper have many of the same risks as other foreign securities. Examples of these risks include economic and political developments that may adversely affect the payment of principal or interest, foreign withholding or other taxes, difficulties in obtaining or enforcing a judgment against the issuing bank, and possible interruptions in the flow of international currency transactions. Also, the issuing banks or their branches are not necessarily subject to the same regulatory requirements that apply to domestic banks, such as reserve requirements, loan limitations, examinations, accounting, auditing, recordkeeping, and the public availability of information. These factors will be carefully considered by the Adviser in selecting these investments.
Borrowing. The Fund may borrow money directly or through reverse repurchase agreements and pledge some assets as collateral. If the Fund borrows, it will pay interest on borrowed money and may incur other transaction costs. These expenses could exceed the income received, or capital appreciation realized by, the Fund from any securities purchased with borrowed money. With respect to borrowings, the Fund is required to maintain continuous asset coverage within the limits of the Investment Company Act of 1940, as amended (1940 Act), and as interpreted or modified by regulatory authority having jurisdiction, from time to time. Borrowing by the Fund involves special risk considerations, including that the Fund may have to sell portfolio securities to reduce its borrowings and restore the appropriate asset coverage even if it must sell the securities at a loss.
The Fund has established a line of credit with a bank by which the Fund may borrow money for temporary or emergency purposes.
Commercial Paper and Restricted and Illiquid Securities. Commercial paper represents an issuer’s draft or note with a maturity of less than nine months. Companies typically issue commercial paper to fund current expenditures. Most issuers constantly reissue their commercial paper and use the proceeds (or bank loans) to repay maturing paper. Commercial paper may default if the issuer cannot continue to obtain financing in this fashion. The short maturity of commercial paper reduces both the interest rate and credit risk as compared to other debt securities of the same issuer.
The Fund may invest in commercial paper issued under Section 4(a)(2) of the Securities Act of 1933, as amended (1933 Act). By law, the sale of Section 4(a)(2) commercial paper is restricted and is generally sold only to institutional investors, such as the Fund. In order to purchase Section 4(a)(2) commercial paper, the Fund must agree to purchase the paper for investment purposes only and not with a view to public distribution. Section 4(a)(2) commercial paper is normally resold to other institutional investors through investment dealers who make a market in Section 4(a)(2) commercial paper and, thus, provide liquidity.
The Adviser determines whether Section 4(a)(2) commercial paper and certain other restricted securities are liquid in accordance with the Fund’s procedures.
Company Size Risks. Because of the developing nature of frontier markets, many of the Fund’s investments are in the securities of small- or mid-sized companies. Generally, the smaller the market capitalization of a company, the fewer the number of shares traded daily, the less liquid its stock, and the more volatile its price. Market capitalization is determined by multiplying the number of a company’s outstanding shares by the current market price per share. Companies with smaller market capitalizations also tend to have unproven track records, limited management experience, a limited product or service base, less publicly available information, and limited access to capital. These factors also increase risks and make these companies more likely to fail than companies with larger market capitalizations.
Concentration. The Fund has adopted a fundamental investment policy regarding industry concentration (see “Investment Policies and Limitations” below). This policy does not apply to securities in which the Fund may invest issued by other investment companies, or to securities issued or guaranteed by the U.S. government, any state or territory of the U.S., its agencies, instrumentalities, or political subdivisions. For purposes of this policy, the Adviser determines industry classifications for the Fund in accordance with the Global Industry Classification Standards, an industry classification system developed by Standard & Poor’s Corporation in collaboration with MSCI, or other sources. In the absence of such classification, or if the Adviser determines in good faith based on its own information that the economic characteristics affecting a particular issuer make it more appropriate to be considered engaged in a different industry, the Adviser may classify an issuer accordingly. The composition of an industry or group of industries may change from time to time. For purposes of the fundamental investment policy regarding industry concentration, “group of industries” means a group of related industries, as determined in good faith by the Adviser, based on published classifications or other sources. For purposes of the fundamental investment policy regarding industry concentration, the Fund does not consider its benchmark to be fundamental, and therefore the Fund’s benchmark may be changed without a shareholder vote.
Convertible Securities. Convertible securities are fixed income securities that give the holder the option to exchange for equity securities at a specified conversion price within a specified time. The option allows the holder to realize additional returns if the market price of the equity securities exceeds the conversion price. For example, if the holder owns fixed income securities convertible into shares of common stock at a conversion price of $10 per share, and the shares have a market value of $12, the holder could realize an additional $2 per share by converting the fixed income securities.
To compensate for the value of the conversion option, convertible securities have lower yields than comparable fixed income securities. In addition, the conversion price exceeds the market value of the underlying equity securities at the time a convertible security is issued. Thus, convertible securities may provide lower returns than non-convertible fixed income securities or equity securities depending upon changes in the price of the underlying equity securities. However, convertible securities permit the holder to realize some of the potential appreciation of the underlying equity securities with less risk of losing its initial investment.
The Fund treats convertible securities as both fixed income and equity securities for purposes of the Fund’s investment policies and limitations, because of their unique characteristics.
Corporate Debt Securities. Corporate debt securities are fixed income securities issued by businesses. Notes, bonds, debentures, and commercial paper are the most common types of corporate debt securities. The credit risks of corporate debt securities vary widely among issuers.
Credit Enhancement. Certain acceptable investments may be credit-enhanced by a guaranty, letter of credit, or insurance. The Adviser may evaluate a security based, in whole or in part, upon the financial condition of the party providing the credit enhancement (the credit enhancer). The bankruptcy, receivership, or default of the credit enhancer will adversely affect the quality and marketability of the underlying security. In certain cases, credit-enhanced securities may be treated as having been issued both by the issuer and the credit enhancer.

Demand Features. The Fund may purchase securities subject to a demand feature, which may take the form of a put or standby commitment. Demand features permit the holder to demand payment of the value of the security (plus any accrued interest) from either the issuer of the security or a third-party. Demand features help make a security more liquid, although an adverse change in the financial health of the provider of a demand feature (such as bankruptcy) will negatively affect the liquidity of the security. Other events also may terminate a demand feature which also causes liquidity to be affected.
Depositary Receipts. Depositary receipts are securities representing common stock in non-U.S. issuers. American Depositary Receipts (ADRs) are receipts issued by a U.S. bank that represent an interest in shares of a foreign-based corporation. ADRs provide a way to buy shares of foreign-based companies in the U.S. rather than in overseas markets. European Depositary Receipts (EDRs) and Global Depositary Receipts (GDRs) are receipts issued by foreign banks or trust companies, or foreign branches of U.S. banks that represent an interest in shares of either a foreign or U.S. corporation. Depositary receipts may not be denominated in the same currency as the underlying securities into which they may be converted and are subject to currency risks. Depositary receipts involve many of the same risks of investing directly in foreign securities.
Derivative Instruments. Derivative instruments are financial instruments that require payments based upon changes in the values of designated (or underlying) securities, currencies, commodities, interest rates, credit ratings, or other market factors (reference instruments). Some derivative instruments (such as futures, forwards, and options) require payments relating to a future trade involving the underlying asset. Other derivative instruments (such as swaps) require payments relating to the income or returns from the underlying asset. The other party to a derivative instrument is referred to as a counterparty.
In General. The Fund, in pursuing its investment objective, may (i) purchase and sell (write) both put options and call options on securities, swap agreements, securities indexes, and foreign currencies, (ii) enter into futures contracts based on securities, interest rates, indices, currencies, and/or U.S. government bonds, and (iii) purchase and sell options on such futures contracts for hedging purposes, to seek to replicate the composition and performance of a particular index, or as part of its overall investment strategies. The Fund may purchase and sell foreign currency options for purposes of increasing exposure to a foreign currency or to shift exposure to foreign currency fluctuations from one country to another. The Fund may enter into swap agreements with respect to interest rates, credit events, single currency securities, and indices of securities and, to the extent the Fund may invest in foreign currency-denominated securities, may enter into swap agreements with respect to foreign currencies. If other types of financial instruments, including other types of options, futures contracts, or futures options, are traded in the future, the Board may authorize their use.
Derivatives may be more volatile than investments directly in the underlying reference instrument. Derivatives may create economic leverage and can result in losses to the Fund that exceed the original amount invested. The value of some derivative instruments in which the Fund invests may be particularly sensitive to changes in prevailing interest rates and, like the other investments of the Fund, the ability of the Fund to successfully utilize these instruments may depend in part upon the ability of the Adviser to forecast interest rates and other economic factors correctly. If the Adviser incorrectly forecasts such factors and has taken positions in derivative instruments contrary to prevailing market trends, the Fund could be exposed to the risk of loss.
The Fund might not employ any of the derivatives strategies described herein and no assurance can be given that any strategy used will succeed. If the Adviser incorrectly forecasts securities prices, interest rates, credit events, market values, or other economic factors in utilizing a derivatives strategy for the Fund, the Fund might be in a worse position than if it had not entered into the transaction at all. Also, suitable derivative transactions may not be available in all circumstances. The use of these strategies involves additional costs as well as certain special risks, including a possible imperfect correlation, or even no correlation, between price movements of derivative instruments and price movements of related investments. Although some strategies involving derivative instruments can reduce the risk of loss for the Fund, they also can reduce the opportunity for gain, or even result in losses, by offsetting favorable price movements in related investments or otherwise due to (i) the possible inability of the Fund to purchase or sell a portfolio security at a time that otherwise would be favorable, (ii) the possible need to sell a portfolio security at a disadvantageous time because the Fund is required to maintain asset coverage or offsetting positions in connection with transactions in derivative instruments, and (iii) the possible inability of the Fund to close out or to liquidate its derivatives positions. Valuation of derivatives may be more difficult, and liquidity may be reduced, in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them. In addition, the Fund’s use of such instruments may cause the Fund to realize higher amounts of short-term capital gains (generally taxable to shareholders as ordinary income for federal income tax purposes) than if it had not used such instruments. If the Fund gains exposure to an asset class using derivative instruments backed by a collateral portfolio of fixed income instruments, changes in the value of the fixed income instruments may result in greater or lesser exposure to that asset class than would have resulted from a direct investment in securities comprising that asset class. Additionally, a loss may be sustained by the Fund as a result of the failure of a counterparty to a derivative contract to make required payments or otherwise fulfill its obligations under the derivative contract’s terms.

The Fund is operated by a person that has claimed an exclusion from registration as a “commodity pool operator” (CPO) in accordance with Rule 4.5 under the Commodity Exchange Act (CEA), and, therefore, such person is not subject to registration or regulation as a CPO with respect to the Fund under the CEA. In addition, with respect to the Fund, the Adviser is relying upon a related exclusion from the definition of a “commodity trading advisor” (CTA) under the CEA and the rules of the Commodity Futures Trading Commission (CFTC) thereunder. As a result, the Fund must comply with one of the exclusions set forth in Rule 4.5, which limits the Fund’s investment in commodity futures, options on commodity futures, or certain swaps used for purposes other than “bona fide hedging,” as such term is defined in the rules of the CFTC. If the Fund is no longer operated in compliance with the exclusion, the Adviser, Sub-Adviser and the Fund would be subject to regulation under the CEA. The CFTC has neither reviewed nor approved reliance on these exclusions, or the Fund, its investment strategies, its Prospectus, or this SAI.
The regulation of derivatives is a rapidly changing area of law and is subject to modification by government and judicial action. It is not possible to predict fully the effects of current or future regulation. New requirements, even if not directly applicable to the Fund, may increase the cost of the Fund’s investments and cost of doing business, which could adversely affect investors.
Futures Contracts and Options on Futures Contracts. A futures contract is an agreement between two parties to buy or sell a specific amount of an underlying reference instrument (such as a security or commodity) for a specified price on a specified future date. These contracts are traded on exchanges so that, in most cases, either party can close out its position on the exchange for cash without delivering the security or commodity, or other underlying reference instrument. An option on a futures contract (futures option) gives the holder of the option the right to buy or sell a position in a futures contract to the writer of the option at a specified price and on or before a specified expiration date.
The Fund may invest in financial futures contracts and options thereon with respect to, but not limited to, interest rates and security indexes. The Fund may invest in foreign currency futures contracts and options thereon.
An interest rate, commodity, foreign currency, or index futures contract provides for the future sale by one party and purchase by another party of a specified quantity of a financial instrument, commodity, foreign currency, or the cash value of an index at a specified price and time. A futures contract on an index is an agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract was originally written. Although the value of an index might be a function of the value of certain specified securities, no physical delivery of those securities is made. A public market exists in futures contracts covering a number of indexes as well as financial instruments and foreign currencies, including the S&P 500, the S&P Midcap 400, the Nikkei 225, the NYSE composite, U.S. Treasury bonds, U.S. Treasury notes, the Government National Mortgage Association (GNMA) Certificates, three-month U.S. Treasury bills, 90-day commercial paper, bank certificates of deposit, Eurodollar certificates of deposit, the Australian dollar, the Canadian dollar, the British pound, the Japanese yen, the Swiss franc, the Mexican peso, and certain multinational currencies, such as the euro. It is expected that other futures contracts will be developed and traded in the future.
The Fund may purchase or write call futures options and put futures options, to the extent specified herein or in the Prospectus. Futures options possess many of the same characteristics as options on securities and indexes (discussed above). A futures option gives the holder the right, in return for the premium paid, to assume a long position (call) or short position (put) in a futures contract at a specified exercise price at any time during the period of the option. In return for the premium paid by the buyer, the seller assumes the risk of taking a possibly adverse futures position. Upon exercise of a call option, the holder acquires a long position in the futures contract and the writer is assigned the opposite short position. In the case of a put option, the opposite is true. A call option is “in the money” if the value of the futures contract that is the subject of the option exceeds the exercise price. A put option is “in the money” if the exercise price exceeds the value of the futures contract that is the subject of the option.
Limitations on Use of Futures and Futures Options. The Fund will only enter into futures contracts and futures options that are standardized and traded on a U.S. or foreign exchange, board of trade, or similar entity, or quoted on an automated quotation system.
When a purchase or sale of a futures contract is made by the Fund, the Fund is required to deposit with its custodian (or broker, if legally permitted) a specified amount of assets (initial margin) determined to be liquid by the Adviser. The margin required for a futures contract is set by the exchange on which the contract is traded and may be modified during the term of the contract. Margin requirements on foreign exchanges may be different than U.S. exchanges. The initial margin is in the nature of a performance bond or good faith deposit on the futures contract that is returned to the Fund upon termination of the contract, assuming all contractual obligations have been satisfied. The Fund expects to earn interest income on its initial margin deposits. A futures contract held by the Fund is valued daily at the official settlement price of the exchange on which it is traded. Each day the Fund pays or receives cash, called “variation margin,” equal to the daily change in value of the futures contract. This process is known as “marking to market.” Variation margin does not represent a borrowing or loan by the Fund, but is instead a settlement between the Fund and the broker of the amount one would owe the other if the futures contract expired on that date. In computing daily net asset value, the Fund will mark to market its open futures positions.
The Fund also is required to deposit and maintain margin with respect to put and call options on futures contracts written by it. Such margin deposits will vary depending on the nature of the underlying futures contract (and the related initial margin requirements), the current market value of the option, and other futures positions held by the Fund.
Although some futures contracts call for making or taking delivery of the underlying securities or commodities, generally those obligations are closed out prior to delivery by offsetting purchases or sales of matching futures contracts (same exchange, underlying security or index, and delivery month). Closing out a futures contract sale is effected by purchasing a futures contract for the same aggregate amount of the specific type of financial instrument or commodity with the same delivery date. If an offsetting purchase price is less than the original sale price, the Fund realizes a capital gain, or if it is more, the Fund realizes a capital loss. Conversely, if an offsetting sale price is more than the original purchase price, the Fund realizes a capital gain, or if it is less, the Fund realizes a capital loss. The transaction costs also must be included in these calculations.
The Fund may write a covered straddle consisting of a call and a put written on the same underlying futures contract. A straddle will be covered when sufficient assets are deposited to meet the Fund’s immediate obligations. The Fund may use the same liquid assets to cover both the call and put options where the exercise price of the call and put are the same, or the exercise price of the call is higher than that of the put. In such a case, the Fund also will segregate liquid assets equivalent to the amount, if any, by which the put is “in the money.”
When purchasing a futures contract, the Fund will maintain assets determined to be liquid by the Adviser with its custodian in an amount that, when added to the amounts deposited with a futures commission merchant (FCM) as margin, are equal to the market value of the instruments underlying the futures contract; provided, that for cash settled futures, the Fund may segregate only the net amount due on the contract on a mark-to-market basis. These amounts will be marked to market on a daily basis, resulting in adjustments to the amounts maintained with the custodian. Alternatively, the Fund may “cover” its position by purchasing a put option on the same futures contract with a strike price not lower than the price of the contract held by the Fund.
When selling a futures contract, the Fund will maintain assets determined to be liquid by the Adviser with its custodian in an amount that is equal to the market value of the instruments underlying the contract; provided that for cash-settled futures, the Fund may segregate only the net amount due on the contract on a mark-to-market basis. These amounts will be marked to market on a daily basis, resulting in adjustments to the amounts maintained with the custodian. Alternatively, the Fund may “cover” its position by owning the instruments underlying the contract (or, in the case of an index futures contract, a portfolio with a volatility substantially similar to that of the index on which the futures contract is based), or by holding a call option permitting the Fund to purchase the same futures contract at a price no higher than the price of the contract written by the Fund (or at a higher price if the difference is maintained in liquid assets with a Fund’s custodian).
When selling a call option on a futures contract, the Fund will maintain assets determined to be liquid by the Adviser with its custodian in an amount that, when added to the amounts deposited with an FCM as margin, is equal to the market value of the futures contract underlying the call option. These amounts will be marked to market on a daily basis, resulting in adjustments to the amounts maintained with the custodian. Alternatively, the Fund may cover its position by entering into a long position in the same futures contract at a price no higher than the strike price of the call option, by owning the instruments underlying the futures contract, or by holding a separate call option permitting the Fund to purchase the same futures contract at a price not higher than the strike price of the call option sold by the Fund.
When selling a put option on a futures contract, the Fund will maintain assets determined to be liquid by the Adviser with its custodian in an amount that is equal to the purchase price of the futures contract, less any margin on deposit. These amounts will be marked to market on a daily basis, resulting in adjustments to the amounts maintained with the custodian. Alternatively, the Fund may cover the position either by entering into a short position in the same futures contract, or by owning a separate put option permitting it to sell the same futures contract so long as the strike price of the purchased put option is not lower than the strike price of the put option sold by the Fund.
To the extent that securities with maturities greater than one year are used to cover the Fund’s obligations under futures contracts and related options, such use will not eliminate the risk of a form of leverage, which may tend to exaggerate the effect on net asset value of any increase or decrease in the market value of the Fund’s portfolio and may require liquidation of portfolio positions when it is not advantageous to do so.
The requirements for qualification as a regulated investment company (RIC) under the Internal Revenue Code of 1986, as amended (Code), also may limit the extent to which the Fund may enter into futures, futures options, or forward contracts.

Risks Associated with Futures and Options Generally. The following describes the general risks of investing in futures and options:
•	Management Risk. Financial futures contracts and related options are highly specialized instruments that require investment techniques and risk analyses different from those associated with stocks and bonds. The Fund’s use of financial futures and options may not always be a successful strategy and using them could lower the Fund’s return. Further, if the Adviser incorrectly forecasts interest rates or other economic factors and has taken positions in financial futures contracts or options contrary to prevailing market trends, the Fund could be exposed to a risk of loss.
•	Correlation Risk. Imperfect correlation between the change in market values of the securities held by the Fund and the prices of related futures contracts and options on futures purchased or sold by the Fund may result in losses in excess of the amount invested in these instruments.
•	Market Risk. Financial futures contracts and related options, like most other investments, are subject to the risk that the market value of the investment will decline. Adverse movements in the value of the underlying assets can expose the Fund to losses.
•	Exchange Limit Risk. Futures exchanges may limit the amount of fluctuation permitted in certain futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day’s settlement price at the end of the current trading session. Once the daily limit has been reached in a futures contract subject to the limit, no more trades may be made on that day at a price beyond that limit. The daily limit governs only price movements during a particular trading day and therefore does not limit potential losses because the limit may work to prevent the liquidation of unfavorable positions. For example, futures prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of positions and subjecting some holders of futures contracts to substantial losses.
•	Liquidity Risk. No assurance can be made that a liquid market will exist at a time when the Fund seeks to close out a futures or a futures option position, in which case the Fund would remain obligated to meet margin requirements until the position is closed. In addition, many of the contracts discussed herein are relatively new instruments without a significant trading history. As a result, no assurance can be made that an active secondary market will develop or continue to exist.
•	Counterparty and FCM Risk. A loss may be sustained as a result of the failure of another party to the contract to make required payments or otherwise fulfill its obligations under the contract’s terms. A risk exists that the Fund may lose the initial and variation margin deposits in the event of bankruptcy of an FCM with which the Fund has an open position in a futures contract. The assets of the Fund may not be fully protected in the event of the bankruptcy of the FCM or central counterparty because the Fund might be limited to covering only a pro rata share of all available funds and margin segregated on behalf of an FCM’s customers. If the FCM does not provide accurate reporting, the Fund also is subject to the risk that the FCM could use the Fund’s assets, which are held in an omnibus account with assets belonging to the FCM’s other customers, to satisfy its own financial obligations or the payment obligations of another customer to the central counterparty.
•	Volatility Risk. Futures contracts and related options may be more volatile than investments directly in the underlying reference instrument and may be more sensitive to interest rate changes and market price fluctuations than securities or other types of investments.
•	Leverage Risk. Futures contracts and related options may create economic leverage and can result in losses to the Fund that exceed the original amount invested.
Risks Associated with Hedging Transactions. Several risks are associated with the use of futures contracts and futures options as hedging techniques. A purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract. No guarantee exists of a correlation between price movements in the hedging vehicle and in the Fund securities being hedged. In addition, significant differences may exist between the securities and futures markets that could result in an imperfect correlation between the markets, causing a given hedge not to achieve its objectives. The degree of imperfection of correlation depends on circumstances such as variations in speculative market demand for futures and futures options on securities, including technical influences in futures trading and futures options, and differences between the financial instruments being hedged and the instruments underlying the standard contracts available for trading in such respects as interest rate levels, maturities, and creditworthiness of issuers. A decision as to whether, when, and how to hedge involves the exercise of skill and judgment. Even a well-conceived hedge may be unsuccessful to some degree because of market behavior or unexpected interest rate trends.
Hybrid Instruments. A hybrid instrument is a type of potentially high-risk derivative that combines a traditional stock, bond, or commodity with an option or forward contract. Generally, the principal amount, amount payable upon maturity or redemption, or interest rate of a hybrid is tied (positively or negatively) to the price of some commodity, currency or securities index or another interest rate or some other economic factor (each a benchmark). The interest rate or (unlike most fixed income securities) the principal amount payable at maturity of a hybrid security may be increased or decreased, depending on changes in the value of the benchmark. An example of a hybrid could be a bond issued by an oil company that pays a small base level of interest with additional interest that accrues in correlation to the extent to which oil prices exceed a certain predetermined level. Such a hybrid instrument would be a combination of a bond and a call option on oil.
Hybrids can be used as an efficient means of pursuing a variety of investment objectives, including currency hedging, duration management, and increased total return. Hybrids may not bear interest or pay dividends. The value of a hybrid or its interest rate may be a multiple of a benchmark and, as a result, may be leveraged and move (up or down) more steeply and rapidly than the benchmark. These benchmarks may be sensitive to economic and political events, such as commodity shortages and currency devaluations, that cannot be readily foreseen by the purchaser of a hybrid. Under certain conditions, the redemption value of a hybrid could be zero. Thus, an investment in a hybrid may entail significant market risks that are not associated with a similar investment in a traditional, U.S. dollar-denominated bond that has a fixed principal amount and pays a fixed rate or floating rate of interest. The Fund’s purchase of a hybrid also exposes the Fund to the credit risk of the issuer of the hybrid. Those risks may cause significant fluctuations in the net asset value of the Fund. The Fund will not invest more than 5% of its total assets at time of investment in hybrid instruments.
Certain issuers of structured products such as hybrid instruments may be deemed to be investment companies as defined in the 1940 Act. As a result, the Fund’s investments in those products may be subject to limits applicable to investments in investment companies and may be subject to restrictions contained in the 1940 Act.
Options on Securities and Indexes. The Fund may, to the extent specified herein, purchase and sell both put and call options on fixed income or other securities or indexes in standardized contracts traded on foreign or domestic securities exchanges, boards of trade, or similar entities, or quoted on NASDAQ or on an over-the-counter market and agreements, sometimes called cash puts, which may accompany the purchase of a new issue of bonds from a dealer.
An option on a security (or index) is a contract that gives the holder of the option, in return for a premium, the right to buy from (in the case of a call) or sell to (in the case of a put) the writer of the option the security underlying the option (or the cash value of the index) at a specified exercise price at any time during the term of the option. The writer of an option on a security has the obligation upon exercise of the option to deliver the underlying security upon payment of the exercise price or to pay the exercise price upon delivery of the underlying security. Upon exercise, the writer of an option on an index is obligated to pay the difference between the cash value of the index and the exercise price multiplied by the specified multiplier for the index option. (An index is designed to reflect features of a particular financial or securities market, a specific group of financial instruments or securities, or certain economic indicators.)
The Fund will not write a call option or put option unless the option is “covered.” In the case of a call option on a security, the option is “covered” if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration upon conversion or exchange of other securities held by the Fund (or, if additional cash consideration is required, cash or other assets determined to be liquid in such amount are segregated). For a call option on an index, the option is covered if the Fund maintains with its custodian assets determined to be liquid by the Adviser in an amount equal to the contract value of the index. A call option also is covered if the Fund holds a call on the same security or index as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written, provided the difference is maintained by the Fund in segregated assets determined to be liquid by the Adviser.
A put option on a security or an index is “covered” if the Fund segregates assets determined to be liquid by the Adviser equal to the exercise price. A put option is also covered if the Fund holds a put on the same security or index as the put written where the exercise price of the put held is (i) equal to or greater than the exercise price of the put written, or (ii) less than the exercise price of the put written, provided the difference is maintained by the Fund in segregated assets determined to be liquid by the Adviser.
If an option written by the Fund expires unexercised, the Fund realizes a short-term capital gain equal to the premium received at the time the option was written. If an option purchased by the Fund expires unexercised, the Fund realizes a capital loss equal to the premium paid. Prior to the earlier of exercise or expiration, an exchange traded option may be closed out by an offsetting purchase or sale of an option of the same series (type, exchange, underlying security or index, exercise price, and expiration). No assurance exists, however, that a closing purchase or sale transaction can be effected when the Fund desires.
The Fund may sell a put or call option it has previously purchased, which could result in a net gain or loss depending on whether the amount realized on the sale is more or less than the premium and other transaction costs paid on the put or call option being sold. Prior to exercise or expiration, an option may be closed out by an offsetting purchase or sale of an option of the same series. The Fund will realize a capital gain from a closing purchase transaction if the cost of the closing option is less than the premium received from writing the option or, if it is more, the Fund will realize a capital loss. If the premium received from a closing sale transaction is more than the premium paid to purchase the option, the Fund will realize a capital gain or, if it is less, the Fund will realize a capital loss. The principal factors affecting the market value of a put or a call option include supply and demand, interest rates, the current market price of the underlying security or index in relation to the exercise price of the option, the volatility of the underlying security or index, and the time remaining until the expiration date.
The premium paid for a put or call option purchased by the Fund is an asset of the Fund. The premium received for an option written by the Fund is recorded as a deferred credit. The value of an option purchased or written is marked to market daily and is valued at the closing price on the exchange on which it is traded or, if not traded on an exchange or no closing price is available, at the mean between the last bid and asked prices.
Several risks are associated with transactions in options on securities and on indexes. For example, significant differences exist between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objective. A decision as to whether, when, and how to use options involves the exercise of skill and judgment. Even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events.
During the option period, the covered call writer has, in return for the premium on the option, given up the opportunity to profit from a price increase in the underlying security above the exercise price, but, as long as its obligation as a writer continues, has retained the risk of loss should the price of the underlying security decline.
The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. If a put or call option purchased by the Fund is not sold when it has remaining value and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the Fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security.
No assurance exists of a liquid market when the Fund seeks to close out an option position. If the Fund were unable to close out an option that it had purchased on a security, it would have to exercise the option to realize any profit or the option may expire worthless. If the Fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise. As the writer of a covered call option, the Fund forgoes, during the option’s life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the exercise price of the call.
If trading were suspended in an option purchased by the Fund, the Fund would not be able to close out the option. If restrictions on exercise were imposed, the Fund might be unable to exercise an option it had purchased. Except to the extent that a call option on an index written by the Fund is covered by an option on the same index purchased by the Fund, movements in the index may result in a loss to the Fund; however, such losses may be mitigated by changes in the value of the Fund’s securities during the period the option was outstanding.
Foreign Currency Transactions. Foreign currency transactions generally are used to obtain foreign currencies to settle securities transactions. They also can be used as a hedge to protect assets against adverse changes in foreign currency exchange rates or regulations. When the Fund uses foreign currency exchanges as a hedge, it also may limit potential gain that could result from an increase in the value of such currencies. The Fund may be affected either favorably or unfavorably by fluctuations in the relative rates of exchange between the currencies of different nations. Foreign currency hedging transactions include forward foreign currency exchange contracts, foreign currency futures contracts and purchasing put or call options on foreign currencies.
Exchange-Traded Foreign Currency Futures Contracts. Exchange-traded futures contracts for the purchase or sale of foreign currencies (Foreign Currency Futures) are used to hedge against anticipated changes in exchange rates that might adversely affect the value of the Fund’s portfolio securities or the prices of securities that the Fund intends to purchase in the future. The successful use of Foreign Currency Futures depends on the ability to forecast currency exchange rate movements correctly. Should exchange rates move in an unexpected manner, the Fund may not achieve the anticipated benefits of Foreign Currency Futures or may realize losses. For more information about futures contracts generally, see “Futures Contracts and Options on Futures Contracts,” “Limitations on Use of Futures and Futures Options,” “Risks Associated with Futures and Options Generally,” and “Risks Associated with Hedging Transactions” above.

Forward Foreign Currency Exchange Contracts. Forward foreign currency exchange contracts (Forward Contracts) are used to minimize the risks associated with changes in the relationship between the U.S. dollar and foreign currencies. They are used to lock in the U.S. dollar price of a foreign security. A Forward Contract is a commitment to purchase or sell a specific currency for an agreed price at a future date.
If the Adviser believes a foreign currency will decline against the U.S. dollar, a Forward Contract may be used to sell an amount of the foreign currency approximating the value of the Fund’s security that is denominated in the foreign currency. The success of this hedging strategy is highly uncertain due to the difficulties of predicting the values of foreign currencies, the challenges of precisely matching Forward Contract amounts, and because of the constantly changing value of the securities involved. The Fund will not enter into Forward Contracts for hedging purposes in a particular currency in an amount in excess of the Fund’s assets denominated in that currency. Conversely, if the Adviser believes that the U.S. dollar will decline against a foreign currency, a Forward Contract may be used to buy that foreign currency for a fixed dollar amount, which is known as cross-hedging.
In these transactions, the Fund will segregate assets with a market value equal to the amount of the foreign currency purchased. Therefore, the Fund will always have cash, cash equivalents, or high quality debt securities available to cover Forward Contracts or to limit any potential risk. The segregated assets will be priced daily.
Forward Contracts may limit potential gain from a positive change in the relationship between the U.S. dollar and foreign currencies. Unanticipated changes in currency prices may result in poorer overall performance for the Fund than if it had not engaged in such contracts.
At the maturity of a currency or cross currency forward, the Fund may either exchange the currencies specified at the maturity of a forward contract or, prior to maturity, the Fund may enter into a closing transaction involving the purchase or sale of an offsetting contract. Closing transactions with respect to forward contracts are usually effected with the counterparty to the original forward contract. Some Forward Contracts do not provide for physical settlement of two currencies. Instead, these contracts are settled by a single cash payment calculated as the difference between the agreed upon exchange rate and the spot rate at settlement based upon an agreed upon notional amount (a non-deliverable forward). Under definitions adopted by the CFTC and the Securities and Exchange Commission (SEC), non-deliverable forwards are considered swaps. Although non-deliverable forwards have historically been traded in the over-the-counter (OTC) market, as swaps, they may in the future be required to be centrally cleared and traded on public facilities. For more information on central clearing and trading of cleared swaps, see the later discussion of “Swap Agreements and Options on Swap Agreements.”
Foreign Currency Options. The Fund may buy or sell put and call options on foreign currencies, either on U.S. or foreign exchanges or in the over-the-counter market. A put option on a foreign currency gives the purchaser of the option the right to sell a foreign currency at the exercise price until the option expires. A call option on a foreign currency gives the purchaser of the option the right to purchase the currency at the exercise price until the option expires. Currency options traded on U.S. or other exchanges may be subject to position limits that may limit the ability of the Fund to reduce foreign currency risk using such options. Over-the-counter options differ from traded options in that they are two-party contracts with price and other terms negotiated between buyer and seller and generally do not have as much market liquidity as exchange-traded options.
Purchasing and writing put and call options on foreign currencies are used to protect the Fund’s portfolio against declines in the U.S. dollar value of foreign portfolio securities and against increases in the dollar cost of foreign securities to be acquired. Writing an option on foreign currency constitutes only a partial hedge, up to the amount of the premium received. The Fund could lose money if it is required to purchase or sell foreign currencies at disadvantageous exchange rates. If exchange rate movements are adverse to the Fund’s position, the Fund may forfeit the entire amount of the premium as well as incur related transaction costs.
Additional Risks of Derivatives Traded on Foreign Exchanges. Options on securities, futures contracts, and foreign currencies may be traded on foreign exchanges. Such transactions may not be regulated as effectively as similar transactions in the United States, may not involve a clearing mechanism and related guarantees, and are subject to the risk of governmental actions affecting trading in, or the prices of, foreign securities. The value of such positions also could be adversely affected by (i) other complex foreign political, legal, and economic factors; (ii) lesser availability than in the United States of data on which to make trading decisions; (iii) delays in the Fund’s ability to act upon economic events occurring in foreign markets during non-business hours in the United States; (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States; and (v) lesser trading volume.
Structured Notes and Indexed Securities. Structured notes are derivative debt securities, the interest rate or principal of which is determined by an unrelated indicator. Indexed securities include structured notes as well as securities other than debt securities, the interest rate or principal of which is determined by an unrelated indicator. Indexed securities may include a multiplier that multiplies the indexed element by a specified factor and, therefore, the value of such securities may be very volatile.

Swap Agreements and Options on Swap Agreements. The Fund may engage in swap transactions, including, but not limited to, swap agreements on interest rates, security indexes, specific securities, and credit and event-linked swaps. The Fund also may invest in currency exchange rate swap agreements. The Fund also may enter into options on swap agreements (swap options).
The Fund may enter into swap transactions for any purpose consistent with its investment objective and policies, such as for the purpose of attempting to obtain or preserve a particular return or spread at a lower cost than obtaining a return or spread through purchases and/or sales of instruments in other markets, to protect against currency fluctuations, as a duration management technique, to protect against any increase in the price of securities the Fund anticipates purchasing at a later date, or to gain exposure to certain markets in the most economical way possible.
Swap agreements are contracts between the Fund and another party (the swap counterparty) involving the exchange of payments on specified terms over periods ranging from a few weeks to more than one year. A swap agreement may be negotiated bilaterally and traded over-the-counter between two parties (for an uncleared swap) or, in some instances, must be transacted through an FCM and cleared through a clearing house that serves as a central counterparty (for a cleared swap). As a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and related regulatory developments, which have imposed comprehensive new regulatory requirements on swaps and swap market participants, certain categories of swaps, such as most types of standardized interest rate and credit default swap agreements, are now subject to mandatory central clearing and some of these cleared swaps must be traded on an exchange or swap execution facility. It is expected that additional categories of swaps will in the future be designated as subject to mandatory clearing and exchange trading. Mandatory clearing and exchange-trading of additional swaps will occur on a phased-in basis based on the type of market participant, CFTC approval of contracts for central clearing and public trading facilities making such cleared swaps available to trade. Some categories of swaps also may be cleared and traded on exchanges on a voluntary basis. While the intent of these regulatory reforms requiring clearing and exchange trading for swaps is to mitigate counterparty risk and increase liquidity and transparency in the swaps markets, mandatory clearing and exchange trading may increase trading costs and impose other risks.
In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) and/or cash flows earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or swapped between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a basket of securities representing a particular index. A “quanto” or “differential” swap combines both an interest rate and a currency transaction. Other forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates exceed a specified rate, or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates fall below a specified rate, or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels. With a floating rate, the fee may be pegged to a base rate, such as the London Interbank Offered Rate (LIBOR) or an alternative reference rate and is adjusted each period. Therefore, if interest rates increase over the term of the swap contract, the Fund may be required to pay a higher fee at each swap reset date.
The Fund may enter into total return swap agreements to obtain exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Total return swap agreements are contracts in which one party, the total return payer, agrees to make periodic payments to another party, the total return receiver, based on the change in market value of a particular reference asset (such as an equity or fixed-income security, a combination of such securities, or an index) during the specified period, in return for periodic payments based on a fixed or variable interest rate or the total return from another reference asset. The Fund may be either a total return receiver or total return payer, depending on the performance of the reference asset. Payments under the total return swap agreement are based upon an agreed principal amount but, since the principal amount is not exchanged, it represents neither an asset nor a liability to either party, and therefore amounts of principal are referred to as notional amounts. The total return is the capital gain or loss, plus any interest or dividend payments.
Total return swap agreements are subject to the risk that a total return payer may default on its payment obligations to the Fund, and conversely, that the Fund may not be able to meet its obligation to a total return receiver. There is no guarantee that the Fund’s investment through a total return swap agreement will deliver returns in excess of the inherent borrowing costs and accordingly, the Fund’s performance may be less than what would be achieved by a direct investment in the reference asset.
The Fund may enter into credit default swap agreements. The buyer in a credit default contract is obligated to pay the seller a periodic stream of payments over the term of the contract provided that no event of default on an underlying reference obligation has occurred. If an event of default occurs, the seller must pay the buyer the full notional value, or “par value,” of the reference obligation in exchange for the reference obligation. The Fund may be either the buyer or seller in a credit default swap transaction. If the Fund is a buyer and no event of default occurs, the Fund will lose its investment and recover nothing. However, if an event of default occurs, the Fund (as the buyer) will receive the full notional value of a reference obligation that may have little or no value. As a seller, the Fund receives a fixed rate of income throughout the term of the contract, which typically is between six months and three years, provided that there is no default event. If an event of default occurs, the seller must pay the buyer the full notional value of the reference obligation. Credit default swap transactions involve greater risks than if the Fund had invested in the reference obligation directly.
A swap option is a contract that gives a counterparty the right (but not the obligation) in return for payment of a premium, to enter into a new swap agreement or to shorten, extend, cancel, or otherwise modify an existing swap agreement at some designated future time on specified terms. The Fund may write (sell) and purchase put and call swap options.
Most swap agreements entered into by the Fund would calculate the obligations of the parties to the agreement on a net basis. Consequently, the Fund’s current obligations (or rights) under a swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the net amount). The Fund’s current obligations under a swap agreement will be accrued daily (offset against any amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by the segregation of assets determined to be liquid by the Adviser, to avoid any potential leveraging of the Fund’s portfolio. Obligations under swap agreements so covered will not be construed to be senior securities for purposes of the Fund’s investment restriction concerning senior securities. The Fund will not enter into an over-the-counter swap agreement with any single party if the net amount owed or to be received under existing contracts with that party would exceed 5% of the Fund’s total assets.
Whether the Fund’s use of swap agreements or swap options will be successful in furthering its investment objective will depend on the ability of the Adviser to predict correctly whether certain types of investments are likely to produce greater returns than other investments. Certain restrictions imposed on the Fund by the Code for qualification as a RIC may limit the Fund’s ability to use swap agreements.
Certain swaps may not be able to be disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued them and, therefore, they may be considered to be illiquid. If a swap transaction is particularly large or if the relevant market is illiquid, the Fund may not be able to establish or liquidate a position at an advantageous time or price, which may result in significant losses. Moreover, in an uncleared swap the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty. In such an event, the Fund will have contractual remedies pursuant to the swap agreements, but bankruptcy and insolvency laws could affect the Fund’s rights as a creditor. The Fund will enter into uncleared swaps only with counterparties that meet certain standards of creditworthiness (generally, such counterparties would have to be eligible counterparties under the terms of the Fund’s repurchase agreement guidelines). However, in unusual or extreme market conditions, a counterparty’s creditworthiness and ability to perform may deteriorate rapidly and the availability of suitable replacement counterparties may become limited.
As noted above, certain types of swaps currently are, and more in the future will be, centrally cleared. Central clearing is designed to reduce counterparty credit risk and increase liquidity compared to uncleared swaps, but it does not eliminate those risks completely. Swaps that are centrally cleared are subject to the creditworthiness of the clearing organization involved in the transaction. For example, the Fund could lose margin payments it has deposited with its FCM as well as the net amount of gains not yet paid by the clearing organization if the FCM or clearing organization becomes insolvent or goes into bankruptcy. Credit risk of cleared swap participants is concentrated in a few clearing-houses and the consequences of insolvency of a clearing house are not clear. In the event of bankruptcy of the clearing organization, the Fund may be entitled to the net amount of gains the investor is entitled to receive plus the return of margin owed to it only in proportion to the amount received by the clearing organization’s other customers, potentially resulting in losses to the Fund. Finally, the Fund is subject to the risk that, after entering into a cleared swap with an executing broker, no FCM or central counterparty is willing or able to clear the transaction. In such an event, the Fund may be required to break the trade and make an early termination payment to the executing broker.
Swaps that are subject to mandatory clearing are also required to be traded on swap execution facilities (SEFs), if any SEF makes the swap available to trade. An SEF is a trading platform where multiple market participants can execute swap transactions by accepting bids and offers made by multiple other participants on the platform. Transactions executed on an SEF may increase market transparency and liquidity, but may require the Fund to incur increased expenses to access the same types of swaps that it has used in the past.
Depending on the terms of the particular option agreement, the Fund will generally incur a greater degree of risk when it writes a swap option than it will incur when it purchases a swap option. When the Fund purchases a swap option, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. However, when the Fund writes a swap option, upon exercise of the option the Fund will become obligated according to the terms of the underlying agreement.
The regulation of cleared and uncleared swaps, as well as other derivatives, is a rapidly changing area of law and is subject to modification by government and judicial action. In addition, the SEC, CFTC and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the implementation or reduction of speculative position limits, the implementation of higher margin requirements, the establishment of daily price limits and the suspension of trading. It is possible that developments in the swaps market, including government regulations, could affect the Fund’s ability to utilize swaps.
Equity Securities. Equity Securities are fundamental units of ownership in a company. The following describes the types of equity securities in which the Fund may invest:
Common Stocks. Common stocks are the most prevalent type of equity security. Common stockholders are entitled to the net value of the issuer’s earnings and assets after the issuer pays its creditors and any preferred stockholders. As a result, changes in an issuer’s earnings directly influence the value of its common stock.
Common Stocks of Foreign Companies. Common stocks of foreign companies are equity securities issued by a corporation domiciled outside of the United States that trade on a domestic securities exchange.
Equity-Linked Notes (ELNs). ELNs are hybrid derivative-type instruments that are specially designed to combine the characteristics of one or more reference securities (usually a single stock, a stock index or a basket of stocks (underlying securities)) and a related equity derivative, such as a put or call option, in a single note form. Generally, when purchasing an ELN, the Fund pays the counterparty (usually a bank or brokerage firm) the current value of the underlying securities plus a commission. Upon the maturity of the note, the Fund generally receives the par value of the note plus a return based on the appreciation of the underlying securities. If the underlying securities have depreciated in value or if their price fluctuates outside of a preset range, depending on the type of ELN in which the Fund invested, the Fund may receive only the principal amount of the note, or may lose the principal invested in the ELN entirely. For purposes of the Fund’s fundamental investment policy regarding industry concentration, the Fund applies the restriction by reference to the industry of the issuer of the underlying equity securities and not the industry of the issuer of an ELN.
ELNs are available with an assortment of features, such as periodic coupon payments (e.g., monthly, quarterly or semi-annually); varied participation rates (the rate at which the Fund participates in the appreciation of the underlying securities); limitations on the appreciation potential of the underlying securities by a maximum payment or call right; and different protection levels on the Fund’s principal investment. In addition, when the underlying securities are foreign securities or indices, an ELN may be priced with or without currency exposure. The Fund may engage in all types of ELNs, including those that: (1) provide for protection of the Fund’s principal in exchange for limited participation in the appreciation of the underlying securities, and (2) do not provide for such protection and subject the Fund to the risk of loss of the Fund’s principal investment.
Equity-linked notes may be used when the Fund is restricted from directly purchasing equity securities. ELNs also may enable the Fund to obtain a return (the coupon payment) without risk to principal (in principal-protected ELNs) if the general price movement of the underlying securities is correctly anticipated.
The Fund’s successful use of ELNs will usually depend on the Adviser’s ability to accurately forecast movements in the underlying securities. Should the prices of the underlying securities move in an unexpected manner, the Fund may not achieve the anticipated benefits of the investment in the ELN, and it may realize losses, which could be significant and could include the Fund’s entire principal investment. If the Adviser is not successful in anticipating such price movements, the Fund’s performance may be worse than if the Adviser did not use an ELN at all.
In addition, an investment in an ELN possesses the risks associated with the underlying securities, such as management risk, market risk and, as applicable, foreign securities and currency risks. In addition, since ELNs are in note form, ELNs are also subject to certain debt securities risks, such as interest rate and credit risk. An investment in an ELN also bears the risk that the issuer of the ELN will default or become bankrupt. In such an event, the Fund may have difficulty being repaid, or fail to be repaid, the principal amount of, or income from, its investment. A downgrade or impairment to the credit rating of the issuer may also negatively impact the price of the ELN, regardless of the price of the underlying securities.
The Fund may also experience liquidity issues when investing in ELNs, as ELNs are generally designed for the over-the-counter institutional investment market. The secondary market for ELNs may be limited, and the lack of liquidity in the secondary market may make ELNs difficult to sell and value. However, as the market for ELNs has grown, there are a growing number of exchange-traded ELNs available, although these products may be thinly traded.

ELNs may exhibit price behavior that does not correlate with the underlying securities or a fixed-income investment. In addition, performance of an ELN is the responsibility only of the issuer of the ELN and not the issuer of the underlying securities. As the holder of an ELN, the Fund generally has no rights to the underlying securities, including no voting rights or rights to receive dividends, although the amount of expected dividends to be paid during the term of the instrument are factored into the pricing and valuation of the underlying securities at inception.
Master Limited Partnerships (MLPs) and Other Publicly Traded Partnerships. MLPs and other publicly traded partnerships are limited partnerships (or limited liability companies), the units of which are listed and traded on a securities exchange. The Fund may invest in publicly traded partnerships that are expected to be treated as “qualified publicly traded partnerships” for federal income tax purposes. These include MLPs and other entities qualifying under limited exceptions in the Code. Many MLPs derive income and capital gains from the exploration, development, mining or production, processing, refining, transportation or marketing of any mineral or natural resource, or from real property. The value of MLP units fluctuates predominantly based on prevailing market conditions and the success of the MLP. The Fund may purchase common units of an MLP on an exchange as well as directly from the MLP or other parties in private placements. Unlike owners of common stock of a corporation, owners of common units have limited voting rights and have no ability to annually elect directors.
MLPs generally distribute all available cash flow (cash flow from operations less maintenance capital expenditures) in the form of quarterly distributions, but the Fund will be required for federal income tax purposes to include in its taxable income its allocable share of the MLP’s income regardless of whether any distributions are made by the MLP. Thus, if the distributions received by the Fund from an MLP are less than the Fund’s allocable share of the MLP’s income, the Fund may be required to sell other securities or utilize leverage so that it may satisfy the requirements to qualify as a RIC and avoid federal income and excise taxes. Common units typically have priority as to minimum quarterly distributions. In the event of liquidation, common units have preference over subordinated units, but not debt or preferred units, to the remaining assets of the MLP.
Holders of MLP units of a particular MLP also are exposed to a remote possibility of liability for the obligations of that MLP under limited circumstances not expected to be applicable to the Fund. In addition, the value of a Fund’s investment in MLPs depends largely on the MLPs being treated as “qualified publicly traded partnerships” for federal income tax purposes. If an MLP does not meet current federal income tax requirements to maintain partnership status, or if it is unable to do so because of federal income tax law changes, it could be taxed as a corporation. In that case, the MLP would be obligated to pay federal income tax at the entity level and distributions received by a Fund generally would be taxed as dividend income for federal income tax purposes. As a result, a reduction in the Fund’s cash flow could occur along with a material decrease in the value of the Fund’s shares. In addition, if an MLP in which the Fund invests does not qualify as a “qualified publicly traded partnership” (and is otherwise not taxed as a corporation), income derived by the Fund will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized by the Fund. The receipt of non-qualifying income from such investments could jeopardize the Fund’s status as a RIC.
Participation Notes. Participation notes are instruments used to obtain exposure to equity investments (i.e., equity access products), including common stocks, in a local market where direct ownership of equity securities is not permitted or is otherwise restricted. In countries where direct ownership by a foreign investor, such as the Fund, is not allowed by local law, such as Saudi Arabia, an investor may gain exposure to a particular issuer in that market or to that market as a whole through a participation note. A participation note derives its value from a group of underlying equity securities and is intended (disregarding the effect of any fees and expenses) to reflect the performance of the underlying equity securities on a one-to-one basis so that investors will not normally gain more in absolute terms than they would have made had they invested in the underlying securities directly. Conversely, investors will not normally lose more than they would have lost had they invested in the underlying securities directly. In addition to providing access to otherwise closed equity markets, participation notes can also provide a less expensive option to direct equity investments (where ownership by foreign investors is permitted) by reducing registration and transaction costs in acquiring and selling local registered shares.
The purchase of participation notes involves risks that are in addition to the risks normally associated with a direct investment in the underlying equity securities. The Fund is subject to the risk that the issuer of the participation note (i.e., the issuing bank or broker-dealer), which is typically the only responsible party under the instrument, is unable or refuses to perform under the terms of the participation notes, also known as counterparty risk. While the holder of a participation note is generally entitled to receive from the bank or broker-dealer any dividends or other distributions paid on the underlying securities, the holder is normally not entitled to the same rights as an owner of the underlying securities, such as voting rights. Participation notes are typically not traded on exchanges, are privately issued, and may be illiquid. There can be no assurance that the trading price or value of participation notes will equal the value of the underlying equity securities they seek to replicate. Unlike a direct investment in equity securities, participation notes typically involve a term or expiration date, potentially increasing the Fund’s turnover rate, transaction costs, and tax liability.

Participation notes are generally structured and sold by a local branch of a bank or broker-dealer that is permitted to purchase equity securities in the local market. The local branch or broker-dealer will usually place the local market equity securities in a special purpose vehicle, which will issue instruments that reflect the performance of the underlying equity securities. The performance of the special purpose vehicle generally carries the unsecured guarantee of the sponsoring bank or broker-dealer. This guarantee does not extend to the performance or value of the underlying local market equity securities. For purposes of the Fund’s fundamental investment policy regarding industry concentration, the Fund applies the restriction by reference to the industry of the issuer of the underlying equity securities and not the industry of the issuer of a participation note.
Pursuant to the terms of the participation note, the Fund may tender such product for cash payment in an amount that reflects the current market value of the underlying investments, less program expenses, such as trading costs, taxes and duties. They do not confer any right, title or interest in respect to the underlying equity securities or provide rights against the issuer of the underlying securities.
Preferred Stocks. Preferred stocks have the right to receive specified dividends or distributions before the payment of dividends or distributions on common stock. Some preferred stocks also participate in dividends and distributions paid on common stock. Preferred stocks may provide for the issuer to redeem the stock on a specified date. The Fund may treat redeemable preferred stock as a fixed income security.
Warrants. Warrants provide an option to buy the issuer’s stock or other equity securities at a specified price. When holding a warrant, the Fund may buy the designated shares by paying the exercise price before the warrant expires. Warrants may become worthless if the price of the stock does not rise above the exercise price by the stated expiration date. Rights are the same as warrants, except they are typically issued to existing stockholders.
Exchange-Traded Funds (ETFs). Each share of an ETF represents an undivided ownership interest in the portfolio of stocks held by an ETF. ETFs are investment companies that are bought and sold on a securities exchange. Passively managed ETFs acquire and hold either (i) shares of all of the companies that are represented by a particular index in the same proportion that is represented in the index itself; or (ii) shares of a sampling of the companies that are represented by a particular index in a proportion meant to track the performance of the entire index. Actively managed ETFs typically do not seek to replicate the performance of a particular index. Instead, they may be designed to track a popular investment manager’s picks or pursue a specific investment strategy.
Passively managed ETFs are intended to provide investment results that, before expenses, generally correspond to the price and yield performance of the corresponding market index and the value of their shares should, under normal circumstances, closely track the value of the index’s underlying component stocks. Unlike actively managed ETFs, passively managed ETFs generally do not buy or sell securities, except to the extent necessary to conform their portfolios to the corresponding index. Because an ETF has operating expenses and transaction costs, while a market index does not, ETFs that track particular indices typically will be unable to match the performance of the index exactly.
ETFs generally do not sell or redeem their shares for cash and most investors do not purchase or redeem shares directly from an ETF at all. Instead, the ETF issues and redeems its shares in large blocks (typically 50,000 of its shares) called “creation units.” Creation units are issued to anyone who deposits a specified portfolio of the ETF’s underlying securities, as well as a cash payment generally equal to accumulated dividends on the securities (net of expenses) up to the time of deposit. Creation units are redeemed in kind for a portfolio of the underlying securities (based on the ETF’s net asset value) together with a cash payment generally equal to accumulated dividends as of the date of redemption. Most ETF investors, however, purchase and sell ETF shares in the secondary trading market on a securities exchange, in lots of any size, at any time during the trading day. ETF investors generally must pay a brokerage fee for each purchase or sale of ETF shares, including purchases made to reinvest dividends.
Because ETF shares are created from the stocks of an underlying portfolio and can be redeemed into the stocks of an underlying portfolio on any day, arbitrage traders may move to profit from any price discrepancies between the shares and the ETF’s portfolio, which in turn helps to close the price gap between the two. Of course, because of the forces of supply and demand and other market factors, an ETF share may trade at a premium or discount to its net asset value.
In connection with its investment in ETF shares, the Fund will incur various costs. The Fund also may realize capital gains or losses when ETF shares are sold and the purchase and sale of the ETF shares may include a brokerage commission that may result in costs. In addition, the Fund is subject to other fees as an investor in ETFs. Generally, those fees include, but are not limited to, trustees fees, operating expenses, licensing fees, registration fees, and marketing expenses, each of which will be reflected in the net asset value of ETFs and, therefore, the shares representing a beneficial interest therein.

The underlying ETFs in which the Fund invests may terminate due to extraordinary events that may cause any of the service providers to the ETFs, such as the trustee or sponsor, to close or otherwise fail to perform their obligations to the ETF. Also, because the ETFs in which the Fund intends to principally invest are each granted licenses by agreement to use the indices as a basis for determining their compositions and/or otherwise to use certain trade names, the ETFs may terminate if such license agreements are terminated. In addition, an ETF may terminate if its entire net asset value falls below a certain amount. Although the Adviser believes that, in the event of the termination of an underlying ETF, it will be able to invest instead in shares of an alternate ETF tracking the same market index or another market index with the same general market, no guarantee exists that shares of an alternate ETF would be available for investment at that time.
Fixed Income Securities. Fixed income securities generally pay interest at either a fixed or floating rate and provide more regular income than equity securities. However, the returns on fixed income securities are limited and normally do not increase with the issuer’s earnings. This limits the potential appreciation of fixed income securities as compared to equity securities. Fixed-rate securities and floating rate securities react differently as prevailing interest rates change. Many fixed income securities receive credit ratings from services such as Standard & Poor’s and Moody’s Investors Service. Refer to Appendix A of this SAI for a discussion of securities ratings.
Callable Securities. Certain fixed income securities in which the Fund invests are callable at the option of the issuer. Callable securities are subject to call risks. Call risks include the risk that the securities in which the Fund invests may be redeemed by the issuer before maturity. If this occurs, the Fund may have to reinvest the proceeds in securities that pay a lower interest rate, which may decrease the Fund’s yield.
Fixed Rate Debt Securities. Debt securities that pay a fixed interest rate over the life of the security and have a long-term maturity may have many characteristics of short-term debt. For example, the market may treat fixed-rate/long-term securities as short-term debt when a security’s market price is close to the call or redemption price, or if the security is approaching its maturity date when the issuer is more likely to call or redeem the debt.
As interest rates change, the market prices of fixed-rate debt securities are generally more volatile than the prices of floating rate debt securities. As interest rates rise, the prices of fixed-rate debt securities fall, and as interest rates fall, the prices of fixed-rate debt securities rise. For example, a bond that pays a fixed interest rate of 10% is more valuable to investors when prevailing interest rates are lower; this value is reflected in a higher price, or premium. Conversely, if interest rates are over 10%, the bond is less attractive to investors, and sells at a lower price, or discount.
Floating Rate Debt Securities. The interest rate paid on floating rate debt securities is reset periodically (e.g., every 90 days) to a predetermined index rate. Commonly used indices include 90-day or 180-day Treasury bill rates, one month or three month LIBOR or an alternative reference rate, commercial paper rates, or the prime rate of interest of a bank. The prices of floating rate debt securities are not as sensitive to changes in interest rates as fixed rate debt securities because they behave like shorter-term securities and their interest rate is reset periodically.
In July 2017, the United Kingdom’s Financial Conduct Authority announced a plan to discontinue the use of LIBOR by the end of 2021. Uncertainty remains regarding the future utilization of LIBOR and the nature of any replacement rate. The potential effect of a transition away from LIBOR on a Fund or the financial instruments in which a Fund invests cannot yet be determined. Industry initiatives are underway to identify alternative reference rates; however, there is no assurance that the composition or characteristics of any such alternative reference rate will be similar to or produce the same value or economic equivalence as LIBOR or that instruments using an alternative rate will have the same volume or liquidity. The transition process to an alternative reference rate might lead to increased volatility and reduced liquidity in markets that currently rely on LIBOR to determine interest rates; a reduction in the value of some LIBOR-based investments; and/or costs incurred in connection with closing out positions and entering into new trades. Because the usefulness of LIBOR as a reference rate could deteriorate during the transition period, these effects could occur prior to the end of 2021.
Foreign Securities. Foreign securities include securities (i) of issuers domiciled outside of the United States, including securities issued by foreign governments, (ii) that primarily trade on a foreign securities exchange or in a foreign market, or (iii) that are subject to substantial foreign risk based on factors such as whether a majority of an issuer’s revenue is earned outside of the United States and whether an issuer’s principal business operations are located outside of the United States.
In General. Investing in foreign securities, including foreign corporate debt securities and foreign equity securities, involves certain risks not ordinarily associated with investments in securities of domestic issuers. Foreign securities markets have, for the most part, substantially less volume than the U.S. markets and securities of many foreign companies are generally less liquid and their prices more volatile than securities of U.S. companies. Less government supervision and regulation exists of foreign exchanges, brokers, and issuers than in the U.S. The rights of investors in certain foreign countries may be more limited than those of shareholders of U.S. issuers and investors may have greater difficulty taking appropriate legal action to enforce their rights in a foreign court than in a U.S. court. Investing in foreign securities also involves risks associated with government, economic, monetary, and fiscal policies (such as the adoption of protectionist trade measures), possible foreign withholding taxes on dividends and interest, possible taxes on trading profits, inflation, and interest rates, economic expansion or contraction, and global or regional political, economic, or banking crises. Furthermore, the risk exists of possible seizure, nationalization, or expropriation of the foreign issuer or foreign deposits and the possible adoption of foreign government restrictions such as exchange controls. Also, foreign issuers are not necessarily subject to uniform accounting, auditing, and financial reporting standards, practices, and requirements comparable to those applicable to domestic issuers and, as a result, less publicly available information on such foreign issuers may be available than a domestic issuer.
Emerging Markets Securities. Emerging markets securities are fixed income and equity securities of foreign companies domiciled, headquartered, or whose primary business activities or principal trading markets are located in emerging and less developed markets (emerging markets). Investments in emerging markets securities involve special risks in addition to those generally associated with foreign investing. Many investments in emerging markets can be considered speculative, and the value of those investments can be more volatile than investments in more developed foreign markets. This difference reflects the greater uncertainties of investing in less established markets and economies. Costs associated with transactions in emerging markets securities typically are higher than costs associated with transactions in U.S. securities. Such transactions also may involve additional costs for the purchase or sale of foreign currency.
Certain foreign markets (including emerging markets) may require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors. The Fund could be adversely affected by delays in, or a refusal to grant, required governmental approval for repatriation of capital, as well as by the application to the Fund of any restrictions on investments.
Many emerging markets have experienced substantial rates of inflation for extended periods. Inflation and rapid fluctuations in inflation rates have had and may continue to have adverse effects on the economies and securities markets of certain emerging market countries.
Governments of many emerging market countries have exercised and continue to exercise substantial influence over many aspects of the private sector through ownership or control of many companies. The future actions of those governments could have a significant effect on economic conditions in emerging markets, which, in turn, may adversely affect companies in the private sector, general market conditions and prices and yields of certain of the securities in the Fund’s portfolio. Expropriation, confiscatory taxation, nationalization and political, economic and social instability have occurred throughout the history of certain emerging market countries and could adversely affect Fund assets should any of those conditions recur. In addition, the securities laws of emerging market countries may be less developed than those to which U.S. issuers are subject.
Frontier Markets Securities. Investments in frontier markets can involve risks in addition to and greater than those generally associated with investing in more developed foreign markets. Frontier markets countries generally have smaller economies or less developed capital markets than traditional emerging markets and, as a result, the risks of investing in emerging markets countries are magnified in frontier markets countries. The extent of economic development, political stability, market depth, infrastructure, capitalization and regulatory oversight can be less than in more developed markets. Frontier market economies can be subject to greater social, economic, regulatory and political uncertainties. All of these factors can make frontier market securities more volatile and potentially less liquid than securities issued in more developed markets, including more developed emerging markets.
General Tax Risks. The Fund’s investments and investment strategies may be subject to special and complex federal income tax provisions that may, among other things: (i) disallow, suspend, or otherwise limit the allowance of certain losses or deductions; (ii) accelerate income to the Fund; (iii) convert long-term capital gain taxable at lower rates into short-term capital gain or ordinary income taxable at higher rates; (iv) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited); (v) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income; or (vi) create a risk that the Fund will fail the diversification and source of income requirements under Subchapter M of the Code, which could cause the Fund to fail to qualify for the tax treatment applicable to a RIC.
Initial Public Offerings. The Fund may invest in securities of companies in initial public offerings (IPOs). IPOs of securities issued by unseasoned companies with little or no operating history are risky and their prices are highly volatile, but they can result in very large gains in their initial trading. Attractive IPOs are often oversubscribed and may not be available to the Fund, or only in very limited quantities. Thus, when the Fund’s size is smaller, any gains from IPOs will have an exaggerated impact on the Fund’s reported performance than when the Fund is larger. The Fund may engage in short-term trading in connection with its IPO investments, which could produce higher trading costs and adverse tax consequences. No assurance can be made that the Fund will have favorable IPO investment opportunities.

Lending of Portfolio Securities. In order to generate additional income, the Fund may lend portfolio securities. When the Fund lends portfolio securities, it will receive cash as collateral from the borrower. The Fund will reinvest cash collateral in short-term liquid securities that qualify as an otherwise acceptable investment for the Fund. If the market value of the loaned securities increases, the borrower must furnish additional collateral to the Fund. During the time portfolio securities are on loan, the borrower pays the Fund any dividends or interest paid on such securities. Loans are subject to termination at the option of the Fund or the borrower. The Fund may pay reasonable administrative and custodial fees in connection with a loan and may pay a negotiated portion of the interest earned on the cash or equivalent collateral to a securities lending agent or broker.
When the Fund lends its portfolio securities, it may not be able to get them back from the borrower on a timely basis, in which case the Fund may lose certain investment opportunities, as well as the opportunity to vote the securities. The Fund also is subject to the risks associated with the investments of cash collateral, usually fixed income securities risk. If the Fund receives a payment from a borrower in lieu of the dividends on the loaned securities, such payment will generally be taxed at ordinary rates for federal income tax purposes and will not be treated as “qualified dividend income.”
Real Estate Investment Trusts (REITs). REITs are trusts that sell equity or debt securities to investors and use the proceeds to invest in real estate or interests therein. A REIT may focus on particular projects, such as apartment complexes, or geographic regions, such as the southeastern United States, or both. Equity REITs invest the majority of their assets directly in real property and derive income primarily from the collection of rents. Equity REITs can also realize capital gains by selling property that has appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive income from the collection of interest payments.
Investments in REITS may be subject to many of the same risks as direct investments in real estate. These risks include difficulties in valuing and trading real estate, declines in the value of real estate, risks related to general and local economic conditions, adverse changes in the climate for real estate, environmental liability risks, increases in property taxes and operating expenses, changes in zoning laws, casualty or condemnation losses, limitations on rents, changes in neighborhood values, the appeal of properties to tenants, heavy cash flow dependency, and increases in interest rates. The Fund could conceivably own real estate directly as a result of a default on the REIT interests or obligations it owns.
In addition to the risks of direct real estate investment described above, equity REITs may be affected by any changes in the value of the underlying property owned by the trusts, while mortgage REITs may be affected by the quality of any credit extended. REITs also are subject to the following risks: they are dependent upon management skill and on cash flows; are not diversified; are subject to defaults by borrowers, self-liquidation, and the possibility of failing to maintain an exemption from the 1940 Act; and are subject to interest rate risk. The Fund bears a proportionate share of the expenses of the REITs.
In general, qualified REIT dividends that an investor receives directly from a REIT are automatically eligible for the 20% qualified business income d deduction. Currently, REIT dividends that an investor effectively receives indirectly through a regulated investment company that owns interests in a REIT do not qualify for the 20% qualified business income deduction. As a result, it may be less advantageous for an investor to hold interests in a REIT indirectly through a regulated investment company than it would be for the taxpayer to directly invest in the underlying REIT.
Repurchase Agreements and Reverse Repurchase Agreements. A repurchase agreement is a transaction in which the Fund buys a security from a dealer or bank and agrees to sell the security back at a mutually agreed upon time and price. The repurchase price exceeds the sale price, reflecting an agreed upon interest rate effective for the period the buyer owns the security subject to repurchase. The agreed upon interest rate is unrelated to the interest rate on that security. The Adviser will continually monitor the value of the underlying security to ensure that the value of the security always equals or exceeds the repurchase price. The Fund’s custodian is required to take possession of the securities subject to repurchase agreements. These securities are marked to market daily. To the extent that the original seller defaults and does not repurchase the securities from the Fund, the Fund could receive less than the repurchase price for such securities. In the event that such a defaulting seller files for bankruptcy or becomes insolvent, disposition of such securities by the Fund might be delayed pending court action. The Fund believes that, under the procedures normally in effect for custody of the portfolio securities subject to repurchase agreements, a court of competent jurisdiction would rule in favor of the Fund and allow retention or disposition of such securities. The Fund will enter into repurchase agreements only with banks and other recognized financial institutions, such as broker/dealers, that the Adviser has determined to be creditworthy.
Reverse repurchase agreement transactions are similar to borrowing cash. In a reverse repurchase agreement, the Fund sells a portfolio security to another person, such as a financial institution, broker or dealer, in return for a percentage of the instrument’s market value in cash, and agrees that on a stipulated date in the future the Fund will repurchase the portfolio security at a price equal to the original sale price plus interest. The Fund may use reverse repurchase agreements for liquidity and for avoiding a sale of portfolio instruments at a time when the sale may be deemed disadvantageous. However, entering into reverse repurchase agreements may expose the Fund to leverage risks (see “Leverage Risks”).
When effecting reverse repurchase agreements, liquid assets of the Fund, in a dollar amount sufficient to make payment for the obligations to be purchased, are segregated on the trade date. These securities are marked to market daily and maintained until the transaction is settled.
Securities of Other Investment Companies. The Fund may invest in the securities of other investment companies, including exchange-traded funds, within the limits prescribed by the 1940 Act and the rules promulgated thereunder. Investments in the securities of other investment companies may involve duplication of advisory fees and certain other expenses. By investing in another investment company, the Fund becomes a shareholder of that investment company. As a result, Fund shareholders indirectly will bear the Fund’s proportionate share of the fees and expenses paid by shareholders of the other investment company, in addition to the fees and expenses Fund shareholders directly bear in connection with the Fund’s own operations. The Fund also may invest in investment companies that are not organized under the laws of the United States (Offshore Funds). In addition to the risks of investing in securities of other investment companies, Offshore Funds also are subject to the risks described under Foreign Securities, above.
Short Sales. The Fund may sell securities, including shares of exchange-traded funds, short in anticipation of a decline in the market value of the securities. When the Fund sells a security short, the Fund does not own the security and must borrow the security to make delivery to the buyer. The Fund must then replace the borrowed security by purchasing it at the market price at the time of replacement, which may be more or less than the price at which the Fund sold the security. Any potential gain is limited to the price at which the Fund sold the security short, and any potential loss is unlimited in size. Until the Fund closes its short position or replaces the borrowed security, the Fund will designate liquid assets it owns (other than the short sale proceeds) as segregated assets in an amount equal to its obligation to purchase the securities sold short, as required by the 1940 Act. Depending on arrangements made with the broker or custodian, the Fund may not receive any payments (including interest) on collateral deposited with the broker or custodian.
Sovereign Debt. The Fund may purchase sovereign debt. Sovereign debt differs from debt obligations issued by private entities in that, generally, remedies for defaults must be pursued in the courts of the defaulting party. Legal recourse is therefore limited. Political conditions, especially a sovereign entity’s willingness to meet the terms of its debt obligations, are of considerable significance. Also, no assurance can be made that the holders of commercial bank loans to the same sovereign entity may not contest payments to the holders of sovereign debt in the event of default under commercial bank loan agreements. Financial markets have recently experienced increased volatility due to the uncertainty surrounding the sovereign debt of certain European countries, which may have significant adverse effects on the economies of these countries and increase the risks of investing in sovereign debt.
A sovereign debtor’s willingness or ability to repay principal and pay interest in a timely manner may be affected by a variety of factors, including among others, its cash flow situation, the extent of its foreign reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor’s policy toward principal international lenders, and the political constraints to which a sovereign debtor may be subject. A country whose exports are concentrated in a few commodities could be vulnerable to a decline in the international price of such commodities. Increased protectionism on the part of a country’s trading partners, or political changes in those countries, also could adversely affect its exports. Such events could diminish a country’s trade account surplus, if any, or the credit standing of a particular local government or agency. Another factor bearing on the ability of a country to repay sovereign debt is the level of the country’s international reserves. Fluctuations in the level of these reserves can affect the amount of foreign exchange readily available for external debt payments and, thus, could have a bearing on the capacity of the country to make payments on its sovereign debt.
To the extent that a country has a current account deficit (generally when its exports of merchandise and services are less than its country’s imports of merchandise and services plus net transfers (e.g., gifts of currency and goods) to foreigners), it may need to depend on loans from foreign governments, multilateral organizations, or private commercial banks; aid payments from foreign governments; and inflows of foreign investment. The access of a country to these forms of external funding may not be certain and a withdrawal of external funding could adversely affect the capacity of a government to make payments on its obligations. In addition, the cost of servicing debt obligations can be adversely affected by a change in international interest rates, since the majority of these obligations carry interest rates that are adjusted periodically based upon international rates.

With respect to sovereign debt of emerging market issuers, investors should be aware that certain emerging market countries are among the largest debtors to commercial banks and foreign governments. At times, certain emerging market countries have declared moratoria on the payment of principal and interest on external debt.
Certain emerging market countries have experienced difficulty in servicing their sovereign debt on a timely basis, which led to defaults on certain obligations and the restructuring of certain indebtedness. Restructuring arrangements have included, among other things, reducing and rescheduling interest and principal payments by negotiating new or amended credit agreements or converting outstanding principal and unpaid interest to Brady Bonds (discussed below), and obtaining new credit to finance interest payments. Holders of sovereign debt, including the Fund, may be requested to participate in the rescheduling of such debt and to extend further loans to sovereign debtors. The interests of holders of sovereign debt could be adversely affected in the course of restructuring arrangements or by certain other factors referred to below. Furthermore, some of the participants in the secondary market for sovereign debt also may be involved directly in negotiating the terms of these arrangements and may therefore have access to information not available to other market participants, such as the Fund. Obligations arising from past restructuring agreements may affect the economic performance and political and social stability of certain issuers of sovereign debt. No bankruptcy proceeding may exist by which sovereign debt on which a sovereign has defaulted may be collected in whole or in part.
Foreign investment in certain sovereign debt is restricted or controlled to varying degrees. These restrictions or controls may at times limit or preclude foreign investment in such sovereign debt and increase the costs and expenses of the Fund. Certain countries in which the Fund may invest require governmental approval prior to investments by foreign persons, limit the amount of investment by foreign persons in a particular issuer, limit the investment by foreign persons only to a specific class of securities of an issuer that may have less advantageous rights than the classes available for purchase by domiciliaries of the countries, or impose additional taxes on foreign investors. Certain issuers may require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors. In addition, if a deterioration occurs in a country’s balance of payments, the country could impose temporary restrictions on foreign capital remittances. The Fund could be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation of capital, as well as by the application to the Fund of any restrictions on investments. Investing in local markets may require the Fund to adopt special procedures, seek local government approvals, or take other actions, each of which may involve additional costs to the Fund.
The sovereign debt in which the Fund may invest includes Brady Bonds, which are securities created through the exchange of existing commercial bank loans to public and private entities in certain emerging markets for new bonds in connection with debt restructurings under a debt restructuring plan introduced by former U.S. Secretary of the Treasury, Nicholas F. Brady. Brady Bonds may be collateralized or uncollateralized and are issued in various currencies (but primarily the dollar). Dollar-denominated, collateralized Brady Bonds, which may be fixed-rate bonds or floating-rate bonds, are generally collateralized in full as to principal by U.S. Treasury zero coupon bonds having the same maturity as the Brady Bonds. Interest payments on these Brady Bonds generally are collateralized by cash or securities in an amount that, in the case of fixed rate bonds, is equal to at least one year of rolling interest payments or, in the case of floating rate bonds, initially is equal to at least one year’s rolling interest payments based on the applicable interest rate at that time and is adjusted at regular intervals thereafter. Brady Bonds are often viewed as having several valuation components: (1) the collateralized repayment of principal, if any, at final maturity, (2) the collateralized interest payments, if any, (3) the uncollateralized interest payments, and (4) any uncollateralized repayment of principal at maturity (these uncollateralized amounts constitute the “residual risk”). In light of the residual risk of Brady Bonds and, among other factors, the history of defaults with respect to commercial bank loans by public and private entities of countries issuing Brady Bonds, investments in Brady Bonds have speculative characteristics. The Fund may purchase Brady Bonds with no or limited collateralization and will be relying for payment of interest and (except in the case of principal collateralized Brady Bonds) principal primarily on the willingness and ability of the foreign government to make payment in accordance with the terms of the Brady Bonds.
Temporary Investments. There may be times when market conditions warrant a defensive position. During these market conditions, the Fund may temporarily invest without limit in short-term debt obligations (money market instruments). These investments may include commercial paper, bank instruments, U.S. government obligations, repurchase agreements, securities of other investment companies investing in short-term debt securities, and foreign short-term debt securities. The Fund’s temporary investments must be of comparable quality to its primary investments. To the extent the Fund invests for temporary defensive purposes, its ability to achieve its investment objective may be diminished.
U.S. Government Securities. U.S. government securities include direct obligations of the U.S. government, including U.S. Treasury bills, notes, and bonds of varying maturities, and those issued or guaranteed by various U.S. government agencies and instrumentalities. Treasury securities are direct obligations of the federal government of the United States. Agency securities are issued or guaranteed by a federal agency or other government sponsored entity acting under federal authority. Some government entities are supported by the full faith and credit of the United States. Other government entities receive support through federal subsidies, loans, or other benefits. A few government entities have no explicit financial support, but are regarded as having implied support because the federal government sponsors their activities.
The Fund treats mortgage-backed securities guaranteed by a government sponsored entity as if issued or guaranteed by a federal agency. Although such a guarantee protects against credit risks, it does not reduce the market and prepayment risks.
Federal National Mortgage Association (Fannie Mae) and Federal Home Loan Mortgage Corporation (Freddie Mac). Fannie Mae and Freddie Mac were placed into conservatorship by the Federal Housing Finance Agency (FHFA), an independent regulator, in 2008, and FHFA succeeded to all of their rights, titles, powers and privileges. At the time Fannie Mae and Freddie Mac were placed in conservatorship, the U.S. Treasury established preferred stock purchase agreements pursuant to which the U.S. Treasury will contribute cash capital to maintain a positive net worth in each enterprise. These agreements were amended in December 2009 to permit the U.S. Treasury’s funding commitment to increase as necessary to accommodate any cumulative reduction in net worth of the enterprises for a three-year period. FHFA has the right to transfer or sell any asset or liability of Fannie Mae or Freddie Mac without any approval, assignment or consent, although FHFA has stated that it has no present intention to do so. In addition, holders of mortgage-backed securities issued by Fannie Mae or Freddie Mac may not enforce certain rights related to such securities against FHFA, or the enforcement of such rights may be delayed, during the conservatorship. On June 3, 2019, FHFA's “Single Security Initiative” intended to maximize liquidity for both Fannie Mae and Freddie Mac mortgage-backed securities in the To-Be-Announced (“TBA”) market, Fannie Mae and Freddie Mac started issuing uniform mortgage-backed securities (“UMBS”) in place of their separate offerings of TBA-eligible mortgage-backed securities. The issuance of UMBS may not achieve the intended results and may have unanticipated or adverse effects on the market for mortgage-backed securities.
Recently, the Trump Administration and FHFA have made it a policy priority to end these conservatorships. Proposals to end the conservatorships have included recapitalization initiatives, the use of loss-absorbing instruments, and regulatory capital and liquidity requirements to ensure that Fannie Mae and Freddie Mac can operate in a safe and sound manner without posing systemic risk to the economy. Furthermore, the existing preferred stock purchase agreements may be amended and further credit enhancements may be provided by guarantors chartered by FHFA and other sources of first-loss private capital to ensure that payments on mortgage-backed securities remain supported. However, the success of any such reforms, whether accomplished through legislation or administrative rulemaking, depends on a number of political, economic, and other factors, which may or may not materialize due to future regulatory or other changes. Accordingly, no assurances can be given that any existing credit support under the preferred stock purchase agreements will continue to remain in place or that any proposed new credit enhancement proposals will be implemented.
When-Issued and Delayed Delivery Transactions. These transactions are made to secure what is considered to be an advantageous price or yield. Settlement dates may be a month or more after entering into these transactions and the market values of the securities purchased may vary from the purchase prices. Other than normal transaction costs, no fees or expenses are incurred. However, liquid assets of the Fund are segregated on the Fund’s records on the trade date in an amount sufficient to make payment for the securities to be purchased. These assets are marked to market daily and are maintained until the transaction has been settled.
Portfolio Turnover. The Fund’s portfolio investments may be sold for a variety of reasons, such as a more favorable investment opportunity, market conditions, or other factors. A high rate of portfolio turnover (over 100%) may involve correspondingly greater transaction costs to the Fund and its shareholders. High portfolio turnover may result in the realization of substantial capital gains, including short-term capital gains taxable to shareholders at ordinary income rates.
Non-Fundamental Investment Objective
The investment objective of the Fund is to provide capital appreciation. The investment objective may be changed by the Board without shareholder approval.
Investment Policies and Limitations
With respect to the Fund’s investment policies and limitations, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such limitation, except in the case of borrowing money. For purposes of such policies and limitations, the Fund considers instruments (such as certificates of deposit and demand and time deposits) issued by a U.S. branch of a domestic bank or savings and loan having capital, surplus, and undivided profits in excess of $100,000,000 at the time of investment to be cash items.

Fundamental Limitations
The following investment limitations are fundamental and cannot be changed for the Fund unless authorized by the “majority of the outstanding voting securities” of the Fund, as defined by the 1940 Act. Under the 1940 Act, the authorization of a “majority of the outstanding voting securities” means the affirmative vote of the holders of the lesser of (i) 67% of the shares of a Fund represented at a meeting at which the holders of more than 50% of the Fund’s outstanding shares are represented, or (ii) more than 50% of the outstanding shares of the Fund.
Issuing Senior Securities and Borrowing Money
The Fund will not issue senior securities or borrow money, except as the 1940 Act, any rule, regulation or exemptive order thereunder, or any amendment, restatement or SEC staff interpretation thereof, may permit.
Lending Cash or Securities
The Fund will not lend any of its securities, or make any other loan, in excess of one-third of the value of the Fund’s total assets; provided that this restriction shall not prevent the Fund from purchasing or holding U.S. government obligations, money market instruments, variable rate demand notes, bonds, debentures, notes, certificates of indebtedness, or other debt securities, entering into repurchase agreements, or engaging in other transactions where permitted by the Fund’s investment goal, policies, and limitations.
Investing in Commodities
The Fund will not purchase or sell any commodity (Commodity), as such term is defined in the CEA, unless acquired as a result of ownership of securities or other instruments which have a security interest in a Commodity; provided that this restriction shall not prevent the Fund from (i) engaging in transactions, including swaps, futures contracts and options thereon, involving currencies, interest rates, securities indices or other similar commodity interests, not individually named in such definition of Commodity, or (ii) investing in securities or other instruments which have a security interest in a Commodity as defined above or in commodities interests.
Investing in Real Estate
The Fund will not purchase or sell real estate unless acquired as a result of ownership of securities or other instruments, and provided that this restriction shall not prevent the Fund from investing in (i) securities of issuers that invest, deal or otherwise engage in transactions in real estate, or interests therein, or (ii) securities or other instruments backed by real estate or interests therein.
Concentration of Investments
The Fund will not purchase any security that would cause the Fund to invest more than 25% of its total assets in securities of issuers primarily engaged in any particular industry or group of industries, except that the Fund may invest between 25% and 35% of its total assets in securities of any industry or group of industries if, at the time of investment, that industry or group of industries represents 20% or more of the Fund’s current benchmark.
Underwriting
The Fund will not underwrite securities of other issuers, except to the extent it may be deemed to be an underwriter within the meaning of the 1933 Act in connection with the purchase and sale of portfolio securities.
Repurchase Offer Policies
The Fund’s repurchase offer policies (defined terms in the following policies (with initial capitals), other than the “Fund,” are as defined in Rule 23c-3 as adopted, and amended from time to time, under the 1940 Act) are as follows:
(i)	the Fund will conduct Repurchase Offers at Periodic Intervals, pursuant to Rule 23c-3 under the 1940 Act, as that Rule may be amended from time to time, and as it is interpreted by SEC or its staff, or other regulatory authorities having jurisdiction or their staffs, from time to time, and in accordance with any exemptive relief granted to the Fund or generally to closed-end investment companies by the SEC or other regulatory authority having jurisdiction from time to time;

(ii)	the Periodic Intervals will be intervals of three calendar months, or Periodic Intervals or other intervals of time in accordance with any exemptive relief granted to the Fund by the SEC or other regulatory authority having jurisdiction from time to time;
(iii)	the Repurchase Pricing Date shall occur on the last business day of the month for each of March, June, September and December; and
(iv)	the maximum number of days between the Repurchase Request Deadline and the related Repurchase Pricing Date shall be 14 days, provided that, if the 14th day of such period is not a business day, the Repurchase Pricing Date shall occur on the next business day.
Non-Fundamental Limitations
The following investment limitations are non-fundamental and, therefore, may be changed by the Board without shareholder approval. Shareholders will be notified before any material change in these limitations becomes effective.
Selling Short
The Fund will not sell any securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, or unless it covers such short sale as required by the current rules and positions of the SEC or its staff, and provided that transactions in futures contracts or other derivatives are not deemed to constitute selling securities short.
Pledging Assets
The Fund will not mortgage, pledge, or hypothecate any assets owned by the Fund, except as may be necessary in connection with permissible borrowings or investments and then such mortgaging, pledging, or hypothecating may not exceed 33 1/3% of the Fund’s total assets at the time of the borrowing or investment.
Repurchase Offer Liquidity Requirements
Defined terms in the following policies (with initial capitals), other than the “Fund,” are as defined in Rule 23c-3 as adopted, and amended from time to time, under the 1940 Act:
Any senior security issued by the Fund or other indebtedness contracted by the Fund either shall mature by the next Repurchase Pricing Date or shall provide for the redemption or call of such security or the repayment of such indebtedness by the Fund by the next Repurchase Pricing Date, either in whole or in part, without penalty or premium, as necessary to permit the Fund to repurchase securities in such repurchase offer amount as the Trustees of the Fund shall determine in compliance with the asset coverage requirements of Section 18 of the 1940 Act, as applicable.
From the time the Fund sends its notification to shareholders regarding the next Repurchase Offer until the Repurchase Pricing Date, a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount shall consist of assets that (1) can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between the current Repurchase Request Deadline and the Repurchase Pricing Date, or (2) mature by the next Repurchase Payment Deadline.
Purchasing Securities to Exercise Control
The Fund will not purchase securities of a company for the purpose of exercising control or management.
Investing in Securities of Other Investment Companies
The Fund will limit its investment in other investment companies to no more than 3% of the total outstanding voting stock of any investment company, will invest no more than 5% of the Fund’s total assets in any one investment company, and will invest no more than 10% of the Fund’s total assets in investment companies in general, unless permitted to exceed these limits by an exemptive order, rule or interpretation of the SEC. The Fund will purchase securities of closed-end investment companies only in open market transactions involving only customary broker’s commissions. However, these limitations are not applicable if the securities are acquired in a merger, consolidation, reorganization, or acquisition of assets.

Other Investment Policies
Pursuant to Rule 35d-1 under the 1940 Act, the Fund has adopted a non-fundamental investment policy to invest at least 80% of its assets (defined as net assets plus any borrowings for investment purposes) in the types of securities and investments suggested by its name. The Fund will provide its shareholders with at least 60 days’ prior written notice of any changes to such policy as required by Rule 35d-1.
Valuation of Securities
Portfolio securities of the Fund are valued as follows:
•	for equity securities traded on a securities exchange, including NASDAQ, at the last sale price or official closing price reported on the exchange on which the security is principally traded;
•	securities listed on a foreign exchange are valued each trading day at the last closing price on the principal exchange on which they are traded immediately prior to the time for determination of NAV or at fair value;
•	in the absence of recorded sales for equity securities, at the mean of the last bid and asked prices as furnished by an independent pricing service;
•	for U.S. government securities, listed corporate bonds, private placement securities, other fixed income and asset-backed securities and unlisted securities, at the mean of the last bid and asked prices as furnished by an independent pricing service, except that fixed income securities with remaining maturities of 60 days or less at the time of purchase generally are valued at amortized cost, which approximates fair value;
•	fixed income securities that are not exchange traded are valued by an independent pricing service;
•	in the absence of a market quote for asset and mortgage-backed securities for which final paydowns have been processed, par value will be used to price the security until the final payment is received and the final paydown has been removed from the fund accounting records;
•	for securities of other open-end registered investment companies, at net asset value; and
•	for all other securities, at fair value as determined in good faith by the Board.
Prices provided by independent pricing services may be determined without relying exclusively on quoted prices and may consider institutional trading in similar groups of securities, yield, quality, stability, risk, coupon rate, maturity, type of issue, trading characteristics, and other market data or factors.
The Fund values futures contracts and options at their market values established by the exchanges on which they are traded at the close of trading on such exchanges. Options traded in the OTC market are valued according to the mean between the last bid and the last asked price for the option as provided by an investment dealer or other financial institution that deals in the option. The Board may determine in good faith that another method of valuing such investments is necessary to appraise their fair market value.
Any securities or other assets for which market valuations are not readily available or are deemed to be inaccurate are valued at fair value as determined in good faith and in accordance with procedures approved by the Board. The Board has established and appointed a Pricing Committee which is responsible for determinations of fair value. See “Trustees and Officers –Board of Trustees.” In determining fair value, the Pricing Committee takes into account all information available and any factors it deems appropriate. Consequently, the price of securities used by the Fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security is materially different than the value that would be realized upon the sale of that security and the differences may be material to the NAV of the respective Fund or the financial statements presented.
Certain securities held in the Fund may be listed on foreign exchanges that do not value their listed securities at the same time the Fund calculates its NAV. Most foreign markets close well before the Fund values its securities, generally 3:00 p.m. (Central Time). The earlier close of these foreign markets gives rise to the possibility that significant events, including broad market moves, may have occurred in the interim.
The Pricing Committee may determine that a security needs to be fair valued if, among other things, it believes the value of the security might have been materially affected by events occurring after the close of the market in which the security was principally traded, but before the time for determination of the NAV (a subsequent event). A subsequent event might include a company-specific development (for example, announcement of a merger that is made after the close of the foreign market), a development that might affect an entire market or region (for example, weather related events) or a potentially global development (such as a terrorist attack that may be expected to have an effect on investor expectations worldwide). The Fund has retained an independent fair value pricing service to assist in fair valuing foreign securities. The service utilizes statistical data based on historical performance of securities, markets, and other data in developing factors used to estimate a fair value.
Trading in Foreign Securities
Trading in foreign securities may be completed at times that vary from the closing of the New York Stock Exchange (NYSE). In computing its NAV, the Fund values foreign securities at the latest closing price on the principal exchange on which they are traded immediately prior to the closing of the NYSE. Certain foreign currency exchange rates also may be determined at the latest rate prior to the closing of the NYSE. Foreign securities quoted in foreign currencies are translated into U.S. dollars at current rates. The passage of time between when the foreign exchanges or markets close and when the Fund computes its net asset values could cause the value of foreign securities to no longer be representative or accurate, and as a result, may necessitate that such securities be fair valued. Accordingly, for foreign securities, the Fund may use an independent pricing service to fair value price the security as of the close of regular trading on the NYSE. As a result, the Fund’s value for a security may be different from the last sale price (or the latest bid price).
What do Shares Cost?
Except under certain circumstances described in the Prospectus, shares of the Fund are sold at their NAV on days the NYSE is open for business. The procedure for purchasing shares is explained in the Prospectus under “How to Buy Shares.”
How are Fund Shares Sold?
Distributor
Foreside Financial Services, LLC (Distributor), located at Three Canal Plaza, Portland, Maine 04101, serves as principal distributor of the Fund’s shares effective January 1, 2020. Prior to that date, BMO Investment Distributors, LLC, an affiliate of the Adviser and BMO Harris Bank, served as the distributor. Under a Distribution Agreement with the Fund, Distributor offers the Fund’s shares on a continuous, best-efforts basis.
Shareholder Services
The Adviser served as the shareholder servicing agent for the Fund through March 2019. As such, it provided shareholder services to Class Y shares of the Fund that included, but were not limited to, distributing the Prospectus and other information, providing shareholder assistance, and communicating or facilitating purchases and repurchases of shares. The Fund no longer offers Class Y shares and accordingly no longer pays a shareholder servicing fee.
The Fund paid the Adviser a shareholder servicing fee equal to 0.25% of the assets of the Fund for providing shareholder services and maintaining shareholder accounts. The Adviser was able to voluntarily waive the shareholder servicing fee and such voluntary waiver was subject to termination at any time.
For the fiscal year ended August 31, 2019, the Fund paid the Adviser $192,481 in shareholder servicing fees.
Account and Share Information
Voting and Distribution Rights
Shareholders of the Fund are entitled: (i) to one vote for each full share of beneficial interest of the Fund, and a fractional vote for each fractional share of beneficial interest of the Fund; (ii) to distributions declared by the Board; and (iii) upon liquidation of the Fund, to participate ratably in the assets of the Fund available for distribution. Each share of the Fund gives the shareholder one vote in the election of trustees and other matters submitted to shareholders for vote and is entitled to participate equally in net income and capital gains distributions by the Fund. All shares of the Fund have equal voting rights; provided that: (1) where the 1940 Act requires all shares of the Fund to be voted in the aggregate without differentiation between the separate series or classes, if any, then all of the Fund’s shares shall vote in the aggregate; and (2) if any matter affects only the interests of one or more but not all series or classes, then only the shareholders of such one or more affected series or classes shall be entitled to vote on the matter. Consequently, the holders of more than 50% of the Fund’s shares of beneficial interest voting for the election of trustees can elect the entire Board, and, in such event, the holders of the Fund’s remaining shares voting for the election of trustees will not be able to elect any person or persons to the Board.
The Delaware Statutory Trust Act (DSTA) permits a Delaware statutory trust, such as the Fund, to adopt in its governing instrument (Declaration of Trust and Bylaws) any provisions with respect to the timing and type of shareholder meetings. The Declaration of Trust and Bylaws permit the Fund to operate without an annual meeting of shareholders, and no annual meetings of shareholders are held unless required on occasion by the 1940 Act or applicable law or regulations. The Fund holds special meetings of shareholders as required by the 1940 Act or the Fund’s Declaration of Trust or By-laws. Trustees may be removed by the shareholders upon the vote of the holders of the appropriate percentage of the Fund shares entitled to vote. A special meeting of the shareholders shall be called by the president or any vice-president of the Fund at the request of the shareholders holding not less than 10% of the Fund’s shares, provided that the shareholders requesting such meeting shall have paid the Fund the reasonably estimated cost of preparing and mailing the notice thereof.
The shares of the Fund may be repurchased by the Fund at the then current NAV per share, either in response to a shareholder’s repurchase request pursuant to a repurchase offer the Fund makes under Rule 23c-3 adopted under the 1940 Act, or in a tender offer made by the Fund under applicable rules adopted under the Securities Exchange Act of 1934, as amended. The shares are transferable, but are not redeemable (as such term is defined in Section 2 the 1940 Act). All shares issued and sold by the Fund will be fully paid and nonassessable.
Control Persons and Principal Shareholders
Any person who beneficially owns more than 5% of the outstanding shares of the Fund may be considered a “principal shareholder” of the Fund. As of December 2, 2019, the following shareholders owned of record or are known by the Fund to own beneficially more than 5% of the Fund’s outstanding shares:
Name and Address	Number of Shares	Percent of Fund
Southern California United Food Commercial Workers Unions and Food Employers’ Joint Pension Trust Fund 6425 Katella Ave. Cypress, CA 90630	6,212,592.96	44.72%
Northern Trust Co Trustee FBO Producer Writers Guild Pension 50 S. LaSalle St. Chicago, IL 60603(1)	2,699,668.28	19.43%
Laborers’ District Council & Contractors’ Pension Fund of Ohio 800 Hillsdowne Rd.Westerville, OH 43081	2,585,106.93	18.61%
The University of Utah 230 Chase St. Salt Lake City, UT 84113	1,021,948.56	7.36%

(1)	The Fund believes this entity is the holder of record only (not beneficial owner).
Any person who beneficially owns more than 25% of the outstanding shares of the Fund may be considered a “controlling person” of the Fund. Shareholders with a controlling interest could affect the outcome of proxy voting or the direction of management of the Fund.
As of November 30, 2019, the current officers and trustees of the Fund, as a group, owned less than 1% of the Fund’s outstanding shares.

What are The Federal Income Tax Consequences?
This section is not intended to be a full discussion of U.S. federal income tax laws and does not discuss state, local, or foreign tax laws. Changes in federal tax laws, potentially with retroactive effect, could affect the Fund’s investments or the tax consequences to you of investing in the Fund. Please consult your own tax adviser regarding federal, state, local, or foreign tax considerations.
Fund Taxation
The Fund intends to qualify and to elect to be treated each year as a RIC under Subchapter M of the Code. In order to so qualify, the Fund must, among other things, (i) derive at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies, and net income derived from interests in qualified publicly traded partnerships, (ii) distribute at least 90% of its investment company taxable income and 90% of its net tax-exempt income each year, and (iii) at the end of each fiscal quarter (a) maintain at least 50% of the value of its total assets in cash and cash items, U.S. government securities, securities of other RICs, and other securities of issuers that represent, with respect to each issuer, no more than 5% of the value of the Fund’s total assets and 10% of the outstanding voting securities of such issuer, and (b) have no more than 25% of the value of its total assets invested in the securities (other than those of the U.S. government or other RICs) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar or related trades and businesses, or the securities of one or more qualified publicly traded partnerships.
Some Fund investments may produce income that will not constitute qualifying income for the purposes of this annual gross income requirement. Although foreign currency gains currently constitute qualifying income, the U.S. Treasury Department has the authority to issue regulations excluding from the definition of qualifying income a RIC’s foreign currency gains not “directly related” to its “principal business” of investing in stock or securities (or options and futures with respect thereto). The U.S. Treasury Department has issued final regulations that treat “[g]ains from the sale or other disposition of foreign currencies” as qualifying income. No assurance can be made that the Fund will satisfy all requirements to be taxed as a RIC.
To the extent that the Fund qualifies for treatment as a RIC, it will not be subject to federal income tax on income distributed, or deemed distributed, to its shareholders. If the Fund failed to qualify as a RIC and did not obtain relief from such failure, it would be treated as a C corporation for federal income tax purposes. In such event, the Fund would be subject to entity-level federal income taxes on its taxable net income and gains and any distributions that the Fund made would not qualify for any dividends paid deduction. This would increase the cost of investing in the Fund for shareholders and would make it more tax efficient for shareholders to invest directly in the securities held by the Fund instead of investing indirectly in such securities through the Fund.
The Fund generally will be subject to a 4% nondeductible federal excise tax to the extent the Fund does not meet certain minimum distribution requirements by the end of the calendar year. To avoid the imposition of the 4% excise tax, the Fund must distribute at least 98% of its taxable ordinary income for the calendar year and at least 98.2% of the excess of its capital gains over capital losses realized during the one-year period ending October 31 (in most cases) of such year as well as amounts that were neither distributed nor taxed to the Fund during the prior calendar year. The Fund intends to make distributions during the calendar year in an amount sufficient to prevent imposition of this 4% excise tax.
If the Fund invests in certain pay-in-kind securities, zero coupon securities, deferred interest securities, or any other securities with original issue discount (or with market discount if the Fund elects to include market discount in income currently), the Fund must accrue income on such investments for each taxable year, which generally must occur prior to the receipt of the corresponding cash payments. However, the Fund must distribute to shareholders, at least annually, all or substantially all of its investment company taxable income, including such accrued income, to avoid federal income and excise taxes. Therefore, the Fund may have to dispose of its portfolio securities under disadvantageous circumstances to generate cash, or may have to leverage itself by borrowing the cash, to satisfy these distribution requirements.
The Fund may acquire market discount bonds. A market discount bond is a security acquired in the secondary market at a price below its redemption value (or its adjusted issue price if it is also an original issue discount bond). If the Fund invests in a market discount bond, it will be required to treat any gain recognized on the disposition of such market discount bond as ordinary income (instead of capital gain) to the extent of the accrued market discount, unless the Fund elects to include the market discount in income as it accrues.

The federal income tax consequences to a Fund that holds debt securities on which the issuer defaults are not certain in all cases.
The Fund’s transactions, if any, in forward contracts, options, futures contracts, and hedged investments may be subject to special provisions of the Code that, among other things, may affect the character of gain and loss realized by the Fund (i.e., may affect whether gain or loss is treated as ordinary or capital), accelerate recognition of income to the Fund, defer a Fund’s losses, and affect whether capital gain and loss is characterized as long-term or short-term. These rules could therefore affect the character, amount, and timing of distributions to shareholders. These provisions also may require the Fund to mark-to-market certain types of positions (i.e., treat them as if they were closed out), which may cause the Fund to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the distribution requirements for maintaining the Fund’s status as a RIC and avoiding federal income and excise taxes. The Fund will monitor its transactions, make the appropriate tax elections, and make the appropriate entries in its books and records when it acquires any option, futures contract, forward contract, or hedged investment to mitigate the effect of these rules, prevent disqualification of the Fund as a RIC, and minimize the imposition of federal income and excise taxes.
Options held by the Fund at the end of each fiscal year on a broad-based stock index are treated under the Code as “Section 1256 contracts” and must to be marked-to-market for federal income tax purposes. Sixty percent of any net gain or loss recognized on such deemed sales or on any actual sales will be treated as long-term capital gain or loss and the remainder will be treated as short-term capital gain or loss (60/40 gain or loss), although certain foreign currency gains and losses from such contracts may be treated as ordinary in character. Certain other options, futures contracts and options on futures contracts utilized by the Fund are also Section 1256 contracts. Any Section 1256 contracts held by the Fund at the end of each taxable year (and generally on October 31 of each year for purposes of the 4% excise tax) must be marked-to-market with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as a 60/40 gain or loss.
The Fund’s entry into a short sale transaction, an option or certain other contracts could be treated as the constructive sale of an appreciated financial position, causing the Fund to realize gain, but not loss, on the position.
The application of certain requirements for qualification as a RIC and the application of certain other federal income tax rules may be unclear in some respects in connection with investments in certain derivatives and other investments. As a result, the Fund may be required to limit the extent to which it invests in such investments and it is also possible that the Internal Revenue Service (IRS) may not agree with the Fund’s treatment of such investments. In addition, the tax treatment of derivatives and certain other investments may be affected by future legislation, Treasury Regulations, and guidance issued by the IRS (which could apply retroactively). Investments in these securities could (i) affect the timing, character, and amount of the Fund’s income and gains and distributions to shareholders, (ii) affect whether the Fund has made sufficient distributions and otherwise satisfied the requirements to maintain its qualification as a RIC and avoid federal income and excise taxes at the Fund level and/or, (iii) limit the extent to which the Fund may invest in certain derivatives and other investments in the future.
Generally, the character of the income or capital gains that the Fund receives from another investment company will pass through to the Fund’s shareholders as long as the Fund and the other investment company each qualifies as a RIC under Subchapter M of the Code. However, to the extent that another investment company that qualifies as a RIC realizes net losses on its investments for a given taxable year, the Fund investing in such RIC will not be able to recognize its share of those losses until it disposes of shares of such RIC. Moreover, even when the Fund does make such a disposition, a portion of its loss may be recognized as a long-term capital loss, which will not be treated as favorably for federal income tax purposes as a short-term capital loss or ordinary deduction. In particular, the Fund will not be able to offset any capital losses from its dispositions of shares of other RICs against its ordinary income. As a result of the foregoing rules, and certain other special rules, it is possible that the amounts of investment company taxable income and net capital gain that the Fund will be required to distribute to shareholders will be greater than such amounts would have been had the Fund invested directly in the securities held by the RIC in which it invests, rather than investing in shares of such RIC. For similar reasons, the character of distributions from the Fund (e.g., long-term capital gain, qualified dividend income, etc.) will not necessarily be the same as it would have been had the Fund invested directly in the securities held by the investment companies in which it invests.
The Fund may invest to a limited degree in MLPs that are treated as “qualified publicly traded partnerships” (QPTPs) for federal income tax purposes. Net income derived from an interest in a QPTP is treated as qualifying income for purposes of satisfying the source of investment company income requirements to qualify as a RIC. However, no more than 25% of the value of a RIC’s total assets at the end of each fiscal quarter may be invested in securities of QPTPs. If an MLP in which the Fund invests is taxed as a partnership for federal income tax purposes, the Fund will be taxable on its allocable share of the MLP’s income regardless of whether the Fund receives any distribution from the MLP. Thus, the Fund may be required to sell other securities or may have to use leverage to satisfy the distribution requirements to qualify as a RIC and to avoid federal income and excise taxes. In addition, if an MLP in which the Fund invests does not qualify as a QPTP (and is otherwise not taxed as a corporation), income derived by the Fund will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized directly by the Fund. The receipt of non-qualifying income from such investments could jeopardize the Fund’s status as a RIC. Distributions to the Fund from an MLP that is taxed as a partnership for federal income tax purposes will constitute a return of capital to the extent of the Fund’s basis in its interest in the MLP. If the Fund’s basis is reduced to zero, distributions in excess of basis will generally constitute capital gain for federal income tax purposes.
Gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivable or pays such liabilities generally are treated as ordinary income or loss. Similarly, on disposition of debt securities denominated in a foreign currency and on disposition of certain other instruments, gains or losses attributable to fluctuations in the value of the foreign currency between the date of acquisition of the security or contract and the date of disposition also may be treated as ordinary gain or loss. These gains and losses may increase or decrease the amount of the Fund’s investment company taxable income to be distributed to its shareholders.
Distributions from the Fund may be based on estimates of book income for the year. Book income generally consists solely of the income generated by the securities in the portfolio, whereas tax-basis income includes, in addition to book income, gains or losses attributable to currency fluctuation. Due to differences in the book and tax treatment of fixed income securities denominated in foreign currencies, it is difficult to project currency effects on an interim basis. Therefore, to the extent that currency fluctuations cannot be anticipated, a portion of distributions to shareholders could later be designated as a return of capital, rather than income, for federal income tax purposes, which may be of particular concern to simple trusts.
The Fund may invest in securities of foreign corporations that may be classified under the Code as passive foreign investment companies (PFICs). In general, a foreign corporation is classified as a PFIC if at least one-half of its assets constitute passive investment-type assets or 75% or more of its gross income is passive investment-type income. When investing in PFIC securities, the Fund intends to elect to mark-to-market these securities under certain provisions of the Code and recognize any unrealized gains as ordinary income at the end of the Fund’s fiscal and excise tax years. Deductions for losses are allowable only to the extent of any current or previously recognized gains. These gains (reduced by allowable losses) are treated as ordinary income that the Fund is required to distribute, even though it has not sold or received dividends from these securities. You should also be aware that the designation of a foreign security as a PFIC security will cause its income dividends to fall outside of the definition of qualified foreign corporation dividends. These dividends generally will not qualify for the reduced rate of taxation on qualified dividends when distributed to you by the Fund. Foreign companies are not required to identify themselves as PFICs. Due to various complexities in identifying PFICs, the Fund can give no assurances that it will be able to identify portfolio securities in foreign corporations that are PFICs in time for the Fund to make a mark-to-market election. If the Fund is unable to identify an investment as a PFIC and thus does not make a mark-to-market election, the Fund may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by the Fund to its shareholders. Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains.
Taxation of U.S. Shareholders
Shareholders of the Fund will be subject to federal income tax on distributions made by the Fund whether received in cash or additional shares of the Fund, unless the shareholder is investing through a tax-deferred arrangement, such as an individual retirement account (IRA) or a 401(k) plan, or certain other tax-advantaged arrangements. Distributions of investment company taxable income (which includes dividends, interest, net short-term capital gains, and certain gains on foreign currency-related transactions) generally will be taxable to shareholders as ordinary income. However, for non-corporate shareholders, the portion of investment company taxable income that the Fund reports as attributable to “qualified dividend” income (generally dividends received from U.S. domestic corporations and qualified foreign corporations) generally will be taxed at the lower federal income tax rates applicable to net long-term capital gain, provided certain holding period and other requirements described below are satisfied. To the extent distributions of investment company taxable income consist of net short-term capital gain, such gain will be taxable as ordinary income and cannot be used to offset a shareholder’s losses from other investments. Distributions of net capital gain (the excess of net long-term capital gains over net short-term capital losses), if any, will be taxable at long-term capital gain rates, without regard to how long a shareholder has held shares of the Fund. For corporate shareholders, a portion of the Fund’s distributions of investment company taxable income may qualify in part for the dividends received deduction to the extent that the Fund receives dividend income directly or indirectly from U.S. corporations and reports the amount distributed as eligible for the deduction, provided that certain holding period and other requirements under the Code are satisfied by the shareholder. Generally, however, dividends received on stocks of foreign issuers that are held by the Fund are not eligible for the dividends received deduction when distributed to the Fund’s corporate shareholders.
Dividend income received by the Fund and distributed to a Fund shareholder may not be treated as “qualified dividend” income by the shareholder unless the Fund satisfies certain holding period and other requirements with respect to the stock in its portfolio generating such dividend income and the shareholder meets certain holding period and other requirements with respect to the Fund’s shares. A dividend will not be treated as qualified dividend income (at either the Fund or shareholder level) if (1) the dividend is received with respect to any share of stock held for fewer than 61 days during the 121-day period beginning on the date that is 60 days before the date on which such share becomes ex-dividend with respect to such dividend (or, in the case of certain preferred stock, fewer than 91 days during the 181-day period beginning 90 days before such date), (2) the recipient is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, or (3) the recipient elects to have the dividend income treated as investment income for purposes of the limitation on deductibility of investment interest. For purposes of determining the holding period for stock on which a dividend is received, such holding period is reduced for any period the recipient has an option to sell, is under a contractual obligation to sell, or has made (and not closed) a short sale of substantially identical stock or securities and in certain other circumstances. In order for a dividend paid by a foreign corporation to constitute qualified dividend income, the foreign corporation must (1) be eligible for the benefits of a comprehensive income tax treaty with the United States (or the stock on which the dividend is paid must be readily tradable on an established securities market in the United States) and (2) not be treated as a PFIC.
Distributions by the Fund that are not paid from current or accumulated earnings and profits will be treated as a return of capital to the extent of (and in reduction of) the shareholder’s tax basis in his shares; any excess will be treated as gain from the sale of his shares. Thus, the portion of a distribution that constitutes a return of capital will decrease the shareholder’s tax basis in his Fund shares (but not below zero), and will result in an increase in the amount of gain (or decrease in the amount of loss) that will be recognized by the shareholder for federal income tax purposes on the later sale of such Fund shares. Return of capital distributions can occur for a number of reasons including, among others, the Fund over-estimates the income to be received from certain investments such as those classified as partnerships or equity REITs.
In addition to the regular federal income tax, certain individuals, trusts, and estates may be subject to a Medicare tax of 3.8%. The Medicare tax is imposed on the lesser of a taxpayer’s (i) investment income, net of deductions properly allocable to such income, or (ii) the amount by which the taxpayer’s modified adjusted gross income exceeds certain thresholds ($250,000 for married individuals filing jointly or a surviving spouse, $125,000 for married individuals filing separately, and $200,000 in any other case). The Fund’s distributions will be includable in a shareholder’s investment income for purposes of this Medicare tax. In addition, any capital gain realized on the sale or repurchase by the Fund of Fund shares is includable in a shareholder’s investment income for purposes of this Medicare tax.
In general, qualified REIT dividends that an investor receives directly from a REIT are automatically eligible for the 20% qualified business income deduction available under Section 199A of the Code. The IRS has issued proposed Treasury Regulations that, if finalized as proposed, would permit a dividend or part of a dividend paid by a regulated investment company and reported as a “Section 199A Dividend” to be treated by the recipient as a qualified REIT dividend for purposes of the 20% qualified business income deduction. Although taxpayers including the Fund are entitled to rely on these proposed Treasury Regulations until final Treasury Regulations are issued, these proposed Treasury Regulations have not been finalized, may not be finalized in their proposed form, and are potentially subject to change.
To the extent the Fund is unable to use its capital losses in a given taxable year, it may be entitled to carry forward the capital loss, which may reduce the taxable capital gain that the Fund would realize and on which the shareholder would be subject to federal income tax in the future. Any capital loss carried forward by the Fund will generally retain its character as short-term or long-term and may be carried forward indefinitely.
Distributions are generally taxed when received. However, distributions declared by the Fund during October, November or December to shareholders of record and paid by January 31 of the following year will be taxable in the year they are declared, rather than the year in which they are received. The Fund will notify its shareholders each year of the amount and type of distributions paid.
Shareholders whose shares are repurchased by the Fund may realize a capital gain or loss on the repurchase. For federal income tax purposes, a repurchase generally should be treated as a sale if, after the repurchase, the shareholder does not own any Fund shares and is not deemed to indirectly own any Fund shares under the attribution rules in Section 318 of the Code. Alternatively, if a shareholder’s proportionate ownership interest in the Fund (taking into account the attribution rules) is reduced by at least 20% following a repurchase, the repurchase generally should be treated as a sale. If the foregoing tests are not met, and if the repurchase is “essentially equivalent to a dividend” under Section 302(b)(1) of the Code, there is a risk that the proceeds from a repurchase could be taxable as a distribution to such shareholder (not in part or full payment in exchange for Fund shares). Furthermore, there is a risk that shareholders who do not participate in a repurchase could be treated as receiving a constructive distribution as a result of their proportionate increase in their ownership of the Fund resulting from the repurchase of other shareholders’ shares.
If a repurchase of shares by the Fund is treated as a sale, any gain or loss will generally be treated as long-term capital gain or loss if the shares have been held for more than one year and, if held for one year or less, as short-term capital gain or loss. Any loss on the sale or repurchase by the Fund of shares held for six months or less will be treated as a long-term capital loss to the extent of any net capital gain distributions paid to the shareholder with respect to such shares. Any loss a shareholder realizes on a sale or repurchase by the Fund of shares will be disallowed if the shareholder acquires other shares of the same Fund (whether through the automatic reinvestment of distributions or otherwise) within 30 days before or after the shareholder’s sale or repurchase by the Fund of the shares. In such case, the shareholder’s tax basis in the shares acquired will be adjusted to reflect the disallowed loss. Shareholders may be subject to limitations on their use of capital losses.
Purchasing shares shortly before a distribution may not be advantageous. If the distribution is taxable, it will essentially result in a taxable return of a portion of the purchase price.
Foreign Taxation
Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax conventions between certain countries and the U.S. may reduce or eliminate such taxes. Also, many foreign countries do not impose taxes on capital gains realized by foreign investors. The effective rate of foreign tax cannot be predicted since the amount of Fund assets to be invested within particular foreign countries is uncertain.
If more than 50% of the value of the Fund’s total assets at the close of its taxable year consists of RIC stock or securities of foreign corporations, the Fund will be eligible to elect to “pass through” to the Fund’s shareholders the amount of eligible foreign income and similar taxes paid by the Fund. If this election is made, a shareholder subject to federal income tax generally will be required to include in gross income (in addition to taxable distributions actually received) his or her pro rata share of foreign taxes paid by the Fund in computing his or her taxable income and to use such amount as a foreign tax credit against his or her U.S. federal income tax liability or deduct such amount in lieu of claiming a credit, subject to certain limitations. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions. If the Fund is eligible to make this election, each shareholder will be notified after the close of the Fund’s taxable year whether the foreign taxes paid by the Fund will “pass through” for that year. The Fund reserves the right not to elect to pass through to its shareholders the amount of foreign income taxes paid by the Fund.
If the Fund does not satisfy the requirements for passing through to its shareholders their proportionate shares of any foreign taxes paid by the Fund, shareholders will not be required to include such taxes in their gross income and will not be entitled to a tax deduction or credit for such taxes on their own federal income tax returns.
State and Local Taxes
Shareholders may be subject to state and local taxes on distributions received from the Fund and on repurchases by the Fund of Fund shares. Rules of state and local taxation of distributions from RICs often differ from the federal income tax rules described above. You are urged to consult your tax adviser as to the consequences of these and other state and local tax rules affecting an investment in the Fund.
Backup Withholding and Other Considerations
If a shareholder does not furnish the Fund with a correct social security number or taxpayer identification number, certify that such number is correct, certify that he, she, or it is not subject to backup withholding, and certify that he, she, or it is a U.S. person and/or the Fund receives notification from the IRS requiring backup withholding, the Fund is required by federal law to withhold federal income tax from all distributions and repurchase proceeds paid to the shareholder at the rate set forth in the Code. Amounts withheld may be applied to the shareholder’s federal income tax liability and the shareholder may obtain a refund from the IRS if withholding results in an overpayment of federal income tax for such year.

Taxation of Non-U.S. Shareholders
The foregoing discussion relates solely to U.S. federal income tax law as applied to U.S. investors. Non-U.S. investors should consult their tax advisers concerning the tax consequences of ownership of shares of the Fund, including the possibility that distributions may be subject to a 30% U.S. withholding tax (or a reduced rate of withholding provided by an applicable tax treaty).
Under the Foreign Account Tax Compliance Act (FATCA), the Fund may be required to withhold a generally non-refundable 30% tax on distributions of investment company taxable income and distributions of net capital gain and the gross proceeds of a sale or repurchase of Fund shares to (i) certain “foreign financial institutions,” unless such foreign financial institution agrees to verify, monitor, and report to the IRS the identity of certain of its accountholders, among other things (or unless such entity is deemed compliant pursuant to the terms of an intergovernmental agreement between the U.S. and the entity’s country of residence), and (ii) certain “non-financial foreign entities,” unless such entity certifies to the Fund that it does not have any substantial U.S. owners or provides the name, address, and taxpayer identification number of each substantial U.S. owner, among other things. In December 2018, the IRS and U.S. Treasury Department released proposed Treasury Regulations that would eliminate FATCA withholding on Fund distributions of net capital gain and the gross proceeds from a sale or redemption of Fund shares. Although taxpayers including the Fund are entitled to rely on these proposed Treasury Regulations until final Treasury Regulations are issued, these proposed Treasury Regulations have not been finalized, may not be finalized in their proposed form, and are potentially subject to change. This FATCA withholding tax also could affect the Fund’s return on its investments in foreign stocks or securities or affect a shareholder’s return if the shareholder holds its Fund shares through a foreign intermediary. You are urged to consult your tax adviser regarding the application of this FATCA withholding tax to your investment in the Fund and the potential certification, compliance, due diligence, reporting, and withholding obligations to which you may become subject in order to avoid this withholding tax.
Cost Basis Reporting
The Fund is required to report to you and the IRS the cost basis of shares acquired (covered shares) when shares are repurchased by the Fund. These requirements do not apply to shares held through a tax-deferred arrangement, such as a 401(k) plan or an IRA, or to shares held by tax-exempt organizations, financial institutions, corporations (other than S corporations), banks, credit unions, and certain other governmental bodies.
The cost basis of a share is generally its purchase price adjusted for distributions, returns of capital, and other corporate actions. Cost basis is used to determine whether the sale or repurchase of a share results in a capital gain or loss. If the Fund repurchases your shares during any year, the Fund will report the gain or loss, cost basis, and holding period of such covered shares to you and the IRS on Consolidated Form 1099.
A cost basis method is the method by which the Fund determines which specific covered shares are deemed to be sold or repurchased when you sell or the Fund repurchases less than your entire position in the Fund and have made multiple purchases of Fund shares on different dates at differing net asset values. If you do not affirmatively elect a cost basis method, the Fund will use the average cost method, which averages the basis of all Fund shares in your account regardless of holding period, and covered shares sold or repurchased by the Fund are deemed to be those with the longest holding period first. You may elect in writing (and not over the telephone) any alternate IRS-approved cost basis method to calculate the cost basis in your covered shares. The default cost basis method applied by the Fund or the alternate method elected by you may not be changed after the settlement date of a sale of Fund shares.
If you hold Fund shares through a broker or another nominee, please contact that broker or nominee with respect to the reporting of cost basis and available elections for your account.
You are encouraged to consult with your tax adviser regarding the application of these cost basis reporting rules and, in particular, which cost basis calculation method you should elect.
The foregoing general discussion of U.S. federal income tax consequences is not intended to be a full discussion of federal income tax laws and the effect of such laws on an investor. There may be other federal, state, local, or foreign tax considerations applicable to a particular investor. This section is based on the Code and the regulations issued thereunder as in effect on the date of this SAI. Future legislative or administrative changes, including provisions of current law that sunset and thereafter no longer apply, or court decisions may significantly change the conclusions expressed herein, and any such changes or decisions may have a retroactive effect with respect to the transactions contemplated herein. Some of these changes could affect the timing, amount, and tax treatment of Fund distributions made to shareholders. Investors are urged to consult their own tax advisers.

Trustees and Officers
Trustees
The Board is responsible for overseeing the business and affairs of the Fund. Information regarding the trustees, and their age and business experience during the past five years, are shown in the following table. The address of each trustee is 111 East Kilbourn Avenue, Suite 200, Milwaukee, Wisconsin 53202. Current trustees who are not considered to be “interested persons” of the Fund are referred to in this SAI as “independent trustees.” As of the date of this SAI, there are 32 separate portfolios or funds in the BMO Funds complex. The information in the following table is as of August 31, 2019, unless otherwise indicated.
Interested Trustees
Name and Age	Position(s) Held with the Fund	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(2)	Other Directorships Held by Trustee
John M. Blaser(3) Age: 62	Trustee and President	Since August 2013	Managing Director of the Adviser, since June 2012.	32	None
Daniela O’Leary-Gill(3) Age: 54	Trustee	Since August 2018	Chief Operating Officer of BMO Financial Group, since February 1, 2018; Director of the Adviser since June 1, 2018; Head, Communications, Government & Investor Relations 2016-2018; Head, AML Program Oversight 2014-2016; SVP, Personal Banking & Chief CRA Officer 2011-2014.	32	None

(1)	Each trustee serves an indefinite term until he or she retires or otherwise resigns, is removed, dies or until his or her successor is duly elected. Retirement for a trustee occurs no later than August 31 following his or her 75th birthday.
(2)	This information is as of the date of this SAI.
(3)	Mr. Blaser is an “interested person” of the Fund (as defined in the 1940 Act) due to the positions that he holds with the Fund and the Adviser. Ms. O’Leary-Gill is an “interested person” of the Fund due to the positions that she holds with the Adviser and BMO.
Independent Trustees
Name and Age	Position(s) Held with the Fund	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(2)	Other Directorships Held by Trustee
Ridge A. Braunschweig Age: 66	Independent Trustee	Since August 2013	President and Chief Executive Officer, CPL Industries, Inc. (a manufacturing holding company prior to May 2009 and a family office since May 2009), since January 2012.	32	None
Benjamin M. Cutler Age: 74	Independent Trustee	Since August 2013	Chairman, USHEALTH Group, Inc. (a health insurance company), since September 2004; CEO and President, USHEALTH Group, Inc., from 2004 to 2016; Director, Freedom from Hunger (a non-profit organization), since 2016.	32	None

Name and Age	Position(s) Held with the Fund	Term of Office and Length of Time Served(1)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(2)	Other Directorships Held by Trustee
John A. Lubs Age: 71	Independent Trustee	Since August 2013	Retired; formerly Vice Chairman, Mason Companies, Inc. (a footwear distributor), from 2004 to 2010 and Chief Operating Officer, from 2003 to 2010.	32	None
Vincent P. Lyles Age: 58	Independent Trustee	Since September 2017	Vice President of Community Relations, Advocate Aurora Health Care, since 2019; President and Chief Executive Officer, Boys & Girls Club of Greater Milwaukee, from 2012 to 2018.	32	None
James Mitchell Age: 72	Independent Trustee	Since August 2013	Chairman, Ayrshire Precision Engineering (a precision machining company), since 1992; Chief Executive Officer, NOG, Inc. (a metal processing and consulting company), from 1999 to 2015.	32	None
Barbara J. Pope Age: 71	Independent Trustee	Since August 2013	Retired; formerly, President of Barbara J. Pope, P.C. (a financial consulting firm), 1992 to 2015; President of Sedgwick Street Fund LLC (a private investment partnership), 1996 to 2015; Tax Partner, Price Waterhouse.	32	None

(1)	Each trustee serves an indefinite term until he or she retires or otherwise resigns, is removed, dies or until his or her successor is duly elected. Retirement for a trustee occurs no later than August 31 following his or her 75th birthday.
(2)	This information is as of the date of this SAI.
Some of the independent trustees, personally or through business relationships, have banking, investment management, custodial or borrowing relationships with BMO Harris Bank and other affiliates of the Adviser.
Officers
The officers of the Fund are elected annually by the Board and hold the same position with all of the funds in the BMO Funds complex. Each officer holds office for one year and until the election and qualification of his or her successor. The address of each officer is 111 East Kilbourn Avenue, Suite 200, Milwaukee, Wisconsin 53202. Officers of the Fund, together with information as to their principal business occupation during the past five years and certain other information, are shown in the following table as of August 31, 2019, unless otherwise indicated.
Principal Officers
Name and Age	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
John M. Blaser Age: 62	Trustee and President	Elected by the Board annually; since August 2013	Managing Director of the Adviser, since June 2012.

Name and Age	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Brett Black Age: 47	Chief Compliance Officer and Anti-Money Laundering Compliance Officer	Elected by the Board annually; since November 2017	Vice President and Chief Compliance Officer of BMO Harris Bank, since 2017; Assistant Vice President, Deputy Chief Compliance Officer, since 2014; Senior Compliance Officer of BMO Harris Bank, since 2012.
Timothy M. Bonin Age: 46	Vice President, Chief Financial Officer and Treasurer	Elected by the Board annually; since August 2013	Vice President of the Adviser, since February 2006.
Michael J. Murphy Age: 40	Secretary	Elected by the Board annually; since May 2016	Senior Counsel and Vice President of BMO Harris Bank N.A., since 2014; Associate, Vedder Price P.C., 2010 to 2014.
Board of Trustees
The primary responsibility of the Board is to provide oversight of the management of the Fund. The Board is responsible for managing the Fund’s business affairs. During the fiscal year ended August 31, 2019, the Board held four meetings. The Board has established two standing committees, the Audit Committee and the Nominating and Governance Committee, to which it has delegated certain responsibilities. These Committees are comprised solely of independent trustees.
The day-to-day operations of the Fund are managed by the Adviser with assistance from other service providers approved by the Board. The Board, directly and through its Committees, oversees the services provided by the Adviser and other Fund service providers. The Board does not have a chairperson or an independent lead trustee. The President of the Fund, or such other person designated by the Board, serves as the chair of the Board meetings. Counsel to the Fund and independent trustees attends all Board meetings. The Board is structured to encourage equal participation by all members and to provide for and to promote open and candid communication between the Board and Adviser and the other service providers to assist the Board in fulfilling its oversight responsibilities. The Board believes that this structure is appropriate in recognition of the historical relationship between the funds in the BMO Funds complex and the Adviser and its affiliates, the assets and number of the funds overseen by the Board, and the nature of the Fund’s investments.
As part of its general oversight responsibilities, the Board, directly and through its Committees, is involved in the risk oversight of the Fund. The Fund, the Adviser, and other Fund service providers have adopted policies, procedures and controls to address the Fund’s operational, investment and compliance risks. The Board and its Committees meet regularly during the year to review, among other information related to the Fund’s operations, the contractual arrangements with the Adviser and other service providers for the Fund, the Fund’s performance, investment strategies and limitations and compliance and regulatory matters. The Board, directly and through its Committees, reviews information from the Adviser, other Fund service providers, the Fund’s independent registered public accounting firm, counsel to the Fund, and independent trustees to assist it in its oversight responsibilities. The Board reviews the Fund’s performance and meets with the Adviser, the Sub-Adviser, and the portfolio managers. As part of its compliance oversight, the Board receives and reviews the annual report prepared by the Chief Compliance Officer (CCO) as required by Rule 38a-1 under the 1940 Act and quarterly reports regarding the operation of the compliance policies and procedures, including any material compliance issues that arose during the quarter for the Fund. The independent trustees also meet quarterly with the CCO in executive session. In addition, any material changes to the Fund’s investment objective, strategies and restrictions must be approved by the Board.
The Audit Committee serves to provide an open avenue of communication among the Board, the Fund’s independent registered public accounting firm, and the internal accounting staff serving the Fund. The Board has adopted a written charter of the Audit Committee pursuant to which the Audit Committee evaluates the independence of, and approves the retention of, the independent registered public accounting firm to audit the financial statements of the Fund, reviews the results of Fund audits, and preapproves, or establishes preapproval policies and procedures concerning, all audit and non-audit services provided to the Fund. The Audit Committee monitors the accounting policies of the Fund, as well as the work of the independent registered public accounting firm. Messrs. Braunschweig (Chair), Cutler, Lubs, Lyles and Mitchell and Ms. Pope currently serve as members of the Audit Committee. During the fiscal year ended August 31, 2019, the Audit Committee held two meetings.
The Nominating and Governance Committee oversees the administration of the Fund’s Governance Guidelines and Procedures. In addition, the Board has adopted a written charter of the Nominating and Governance Committee, pursuant to which the Nominating and Governance Committee evaluates and nominates, or recommends for nomination, candidates for the Board. The Nominating and Governance Committee may consider candidates for the Board submitted by shareholders if a vacancy were to exist. Shareholders who wish to recommend a nominee may do so by submitting the appropriate information about the candidate to the Fund’s Secretary. Messrs. Braunschweig, Cutler, Lubs (Vice Chair), Lyles and Mitchell and Ms. Pope (Chair) currently serve as members of the Nominating and Governance Committee. During the fiscal year ended August 31, 2019, the Nominating and Governance Committee held one meeting.
The Board also oversees a Pricing Committee. The Pricing Committee meets as necessary and is comprised of members of the Adviser. The Pricing Committee is responsible for monitoring the valuation of Fund securities and other investments as well as determining the fair value of securities for which market quotations are not readily available, after consideration of all relevant factors, in accordance with the pricing procedures adopted by the Board. Any determinations by the Pricing Committee are subsequently reported to and reviewed by the full Board.
Trustee Experience and Qualifications
Following is a brief discussion of the experiences and qualifications that led to the conclusion, as of the date of this SAI, that each current Board member should serve as a trustee of the Fund. Each of the trustees currently serves on the board of directors of BMO Funds, Inc., a registered open-end investment company comprised of 32 separate mutual funds as of the date of this SAI. Generally, each trustee’s professional, business and educational background, judgment, ability to work effectively with the other trustees and commitment to act in the best interests of the Fund were considered in determining his or her qualifications to serve on the Board. With respect to each trustee, the Board considered, among other factors, the following experiences and qualifications:
The Board considered that Mr. Blaser has served as a trustee and President of the Fund since 2013, Managing Director of the Adviser since June 2012, and director and President of other funds in the BMO Funds complex since 1999. He also served as Vice President of the Adviser from 1998 to 2012. The Board also considered his professional and financial industry experience serving as chief financial officer for various fund complexes. The Board considered the audit, executive, financial, investment, and operations experience that Mr. Blaser gained over the course of his career and through his financial industry experience. The Board also considered that because of Mr. Blaser’s position with the Adviser, he is involved in the day-to-day management of the Adviser, the Fund, and other funds in the BMO Funds complex.
The Board considered that Ms. O’Leary-Gill has served as Chief Operating Officer of BMO Financial Group since February 1, 2018. She also served as an executive officer of the bank since 2001. The Board also considered that Ms. O’Leary-Gill held various executive positions within BMO including Head of Small Business, Senior Vice President, and Chief Auditor at BMO Harris Bank N.A. Ms. O’Leary-Gill joined Harris Bank’s Corporate Audit department in 1996 from the Office of the Comptroller of the Currency (OCC). At the OCC, Ms. O’Leary-Gill was a commissioned National Bank Examiner supervising safety and soundness examinations of nationally chartered banks in the Chicago region beginning in 1992. Prior to joining the OCC, she was a Commercial Banker at American National Bank and Retail Banker at Merchants National Bank. The Board also considered the executive, financial, and operations experience that Ms. O’Leary-Gill gained over the course of her career.
The Board considered that Mr. Braunschweig has served as a trustee of the Fund since 2013 and as a director of other funds in the BMO Funds complex since 2009, and that he serves as Chair of the Audit Committee. The Board considered his professional experience serving in various executive positions with CPL Industries, Inc. and his auditing experience. The Board also considered Mr. Braunschweig’s experience serving as an executive and director of a private charitable foundation. The Board considered the audit, executive, financial, and operations experience that Mr. Braunschweig gained over the course of his career.
The Board considered that Mr. Cutler has served as a trustee of the Fund since 2013 and as a director of other funds in the BMO Funds complex since 2004. The Board considered his professional experience serving in various executive positions with large health insurance companies, including most recently as Chairman of USHEALTH Group, Inc. as well as serving as a director of Freedom from Hunger, a non-profit organization. The Board also considered the executive, financial, and operations experience that Mr. Cutler gained over the course of his career.

The Board considered that Mr. Lubs has served as a trustee of the Fund since 2013 and as a director of other funds in the BMO Funds complex since 2004, and that he serves as Vice Chair of the Nominating and Governance Committee. The Board considered his professional experience serving in various executive positions with Mason Companies, Inc. The Board also considered the executive, financial, and operations experience that Mr. Lubs gained over the course of his career.
The Board considered Mr. Lyles’s professional experience, including currently serving as Vice President of Community Relations at Advocate Aurora Health Care. Mr. Lyles previously served as President and CEO of the Boys and Girls Club of Greater Milwaukee, President of M&I Community Development Corporation, and a Director of Robert W. Baird & Co. The Board also considered the executive, financial, legal, and operations experience that Mr. Lyles gained over the course of his career.
The Board considered that Mr. Mitchell has served as a trustee of the Fund since 2013 and as a director of other funds in the BMO Funds complex since 1999. The Board considered his professional experience serving in various executive positions, including most recently as Chairman of Ayrshire Precision Engineering. The Board also considered the executive, financial, and operations experience that Mr. Mitchell gained over the course of his career.
The Board considered that Ms. Pope has served as a trustee of the Fund since 2013 and as a director of other funds in the BMO Funds complex since 1999, and that she serves as Chair of the Nominating and Governance Committee. The Board considered her professional experience serving as President of Barbara J. Pope, P.C. and President of Sedgwick Street Fund LLC, as well as her experience as a tax partner at an accounting firm. The Board also considered the executive, financial, and investment experience that Ms. Pope gained over the course of her career.
References to the experience and qualifications of the trustees of the Fund are pursuant to requirements of the SEC, do not constitute holding out the Board or any trustee as having any special expertise and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.
Compensation of Trustees
With respect to the fiscal year ended August 31, 2019, the Fund and the other funds in the BMO Funds complex paid each independent trustee an aggregate annual retainer of $110,000. The Fund does not pay any fees to its interested trustees or officers. The Fund does not maintain any deferred compensation, pension or retirement plans, and no pension or retirement benefits are accrued as Fund expenses. The following table shows the fees paid to the independent trustees by the Fund for the fiscal year ended August 31, 2019.
Name	Aggregate Compensation from the Fund(1)	Total Compensation from the Fund and BMO Fund Complex Paid to Trustees/Directors(1)
Ridge A. Braunschweig	$2,558	$110,000
Benjamin M. Cutler	$2,558	$110,000
John A. Lubs	$2,558	$110,000
Vincent P. Lyles	$2,558	$110,000
James Mitchell	$2,558	$110,000
Barbara J. Pope	$2,558	$110,000

(1)	As of August 31, 2019, the BMO Funds complex consisted of 32 funds. Each fund pays an equal portion of the total compensation received by each independent trustee/director.
Board Ownership of Shares in the BMO Funds complex as of December 31, 2018.
Name of Trustee	Dollar Range of Shares Owned in the Fund	Aggregate Dollar Range of Shares Owned in BMO Funds
John M. Blaser Interested Trustee	None	over $100,000
Ridge A. Braunschweig Independent Trustee	None	over $100,000
Benjamin M. Cutler Independent Trustee	None	over $100,000

Name of Trustee	Dollar Range of Shares Owned in the Fund	Aggregate Dollar Range of Shares Owned in BMO Funds
John A. Lubs Independent Trustee	None	over $100,000
Vincent P. Lyles Independent Trustee	None	over $100,000
James Mitchell Independent Trustee	None	over $100,000
Daniela O’Leary-Gill Interested Trustee	None	$10,001 – $50,000
Barbara J. Pope Independent Trustee	$50,001 – $100,000	over $100,000

Information About The Adviser And Sub-Adviser
Adviser to the Fund
The Fund’s investment adviser is BMO Asset Management Corp., a Delaware corporation headquartered in Chicago, Illinois. The Adviser performs oversight of the Fund’s Sub-Adviser as described below. The Adviser provides investment management services for investment companies, financial institutions, individuals, corporations and not-for-profit organizations and is registered as an investment adviser with the SEC. The Adviser shall not be liable to the Fund or any shareholder of the Fund for any losses that may be sustained in the purchase, holding, or sale of any security or for anything done or omitted by it, except acts or omissions involving willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties imposed upon it by its contract with the Fund. Because of the internal controls maintained by the Adviser’s affiliates to restrict the flow of non-public information, Fund investments are typically made without any knowledge of the lending relationships that affiliates of the Adviser may have. The control persons of the Adviser are described in the Adviser’s Uniform Application for Investment Adviser Registration (Form ADV) as filed with the SEC.
As compensation for its advisory services under the investment advisory agreement with the Fund, the Fund pays the Adviser, on a monthly basis, an annual management fee equal to 1.50% of the average daily net assets of the Fund (ADNA).
The Adviser has agreed to waive or reduce its investment advisory fee or reimburse expenses to the extent necessary to prevent total annual operating expenses (excluding interest, taxes, brokerage commissions, other investment-related costs, and extraordinary expenses, such as litigation and other expenses not incurred in the ordinary course of the Fund’s business, and Acquired Fund Fees and Expenses) from exceeding 2.00% of the average daily net assets of the Fund. The Adviser may not terminate this arrangement prior to December 31, 2020 without the consent of the Fund’s Board of Trustees unless terminated due to the termination of the investment advisory agreement.
In addition, the Adviser may voluntarily waive any portion of its management fee for the Fund. Any such voluntary waiver by the Adviser may be terminated at any time in the Adviser’s sole discretion.
For the periods noted, the Fund paid the following management fees to the Adviser, and the Adviser and/or its affiliates waived or reimbursed the following fees.
	For the fiscal year ended August 31, 2019		For the fiscal year ended August 31, 2018		For the fiscal year ended August 31, 2017
Fund	Management Fee	Waiver or Reimbursement	Management Fee	Waiver or Reimbursement	Management Fee	Waiver or Reimbursement
BMO LGM Frontier Markets Equity Fund	$1,946,435	$378,277	$1,841,571	$481,724	$1,139,280	$429,481
Sub-Adviser to the Fund
It is the Adviser’s responsibility to select sub-advisers for the Fund and to review each sub-adviser’s performance. LGM Investments is the sub-adviser to the Fund. The Adviser provides investment management evaluation services by performing initial due diligence on the Sub-Adviser and, thereafter, by monitoring the Sub-Adviser’s performance through quantitative and qualitative analysis, as well as periodic in-person, telephonic and written consultations. In evaluating the Sub-Adviser, the Adviser considers, among other factors, its level of expertise; relative performance and consistency of performance over a minimum period of time; level of adherence to investment discipline or philosophy; personnel, facilities and financial strength; and quality of service and client communications. The Adviser has the responsibility for communicating performance expectations and evaluations to the Sub-Adviser and ultimately recommending to the Board whether its sub-advisory agreement should be renewed, modified, or terminated. The Adviser provides written reports to the Board regarding the results of its evaluation and monitoring functions. The Adviser also is responsible for conducting all operations of the Fund, except those operations contracted to the Sub-Adviser, the custodian, the transfer agent, and the administrator. Although the Sub-Adviser’s activities are subject to oversight by the Board and officers of the Fund, neither the Board, the officers, nor the Adviser evaluates the investment merits of the Sub-Adviser’s individual security selections. The Sub-Adviser has complete discretion to purchase, manage, and sell portfolio securities for the Fund, subject to the Fund’s investment objective, policies, and limitations. The control persons of the Sub-Adviser are described in the Sub-Adviser’s Form ADV as filed with the SEC.
LGM Investments is an investment advisory firm founded in 1995 that specializes in Asia Pacific, global emerging market, and frontier market equities and provides investment management services to pension funds, foundations, government organizations, high net worth individuals, hedge funds, and other funds sponsored by its parent LGM (Bermuda) Limited (LGM) and other affiliated companies. LGM Investments is a wholly-owned subsidiary of LGM and an indirect wholly-owned subsidiary of BMO. LGM Investments’ address is 95 Wigmore Street, London, United Kingdom, W1U 1FD. For its services to the Fund, LGM Investments, a registered investment adviser, receives a fee at the annual rate of fifty percent (50%) of the gross advisory fee received by the Adviser.
All fees of the Sub-Adviser are paid by the Adviser. BMO is the ultimate parent company of the Adviser and LGM Investments. Accordingly, the Adviser and LGM Investments are affiliates.
Portfolio Manager
Other Accounts Managed by the Portfolio Manager of the Fund
As described in the Fund’s Prospectus, the portfolio manager listed below is responsible for the day-to-day management of the Fund. The following table provides information about portfolios and accounts, other than the Fund, for which the portfolio manager is primarily responsible.

Other Accounts Managed by the Portfolio Manager
As of August 31, 2019
	Other Registered Investment Companies Managed by Portfolio Manager		Other Pooled Investment Vehicle Managed by Portfolio Manager				Other Accounts Managed by Portfolio Manager
Portfolio Manager	Number	Total Assets ($)	Number	Total Assets ($)	Number with Performance- Based Fees	Total Assets of Pooled Investment Vehicles with Performance- Based Fees ($)	Number	Total Assets ($)	Number with Performance- Based Fees	Total Assets of Accounts with Performance- Based Fees ($)
Dafydd Lewis (LGM Investments)	0	$0	3	$707.4 million	1	$559.5 million	0	$0	0	$0

Conflicts of Interest
A conflict of interest may arise as a result of a portfolio manager being responsible for multiple accounts, including the Fund, which may have different investment guidelines and objectives. In addition to the Fund, these accounts may include other mutual funds managed on an advisory or subadvisory basis, separate accounts and collective trust accounts. An investment opportunity may be suitable for the Fund as well as for any of the other managed accounts. However, the investment may not be available in sufficient quantity for all of the accounts to participate fully. In addition, a limited opportunity may exist to sell an investment held by the Fund and the other accounts. The other accounts may have similar investment objectives or strategies as the Fund, they may track the same benchmarks or indexes as the Fund tracks, and they may sell securities that are eligible to be held, sold or purchased by the Fund. A portfolio manager may be responsible for accounts that have different advisory fee schedules, which may create the incentive for the portfolio manager to favor one account over another in terms of access to investment opportunities. A portfolio manager also may manage accounts whose investment objectives and policies differ from those of the Fund, which may cause the portfolio manager to effect trading in one account that may have an adverse effect on the value of the holdings within another account, including the Fund.
To address and manage these potential conflicts of interest, each of the Adviser and LGM Investments has adopted compliance policies and procedures to allocate investment opportunities and to ensure that each of their clients is treated on a fair and equitable basis. Such policies and procedures include, but are not limited to, trade allocation and trade aggregation policies, cross trading policies, portfolio manager assignment practices and oversight by investment management and/or compliance departments.
Compensation of Portfolio Manager
Compensation for the portfolio managers of the Adviser and LGM Investments consists of base salary, which is monitored to ensure competitiveness in the external marketplace. In addition to base salary, portfolio managers have a short-term incentive program (“bonus”) which is tied to the investment performance of client accounts. The formula for each professional varies according to their level of portfolio responsibility and seniority. Portfolio managers also may have a long-term incentive program consisting of restricted share units or other units linked to the performance of BMO.
The compensation program has a dual mandate to align the investment team’s interests with those of the client, and to attract and retain high caliber investment professionals. Senior management relies on Human Resources professionals to conduct periodic industry surveys, typically on an annual basis, to determine appropriate market levels of base and total compensation for all investment professionals.
With respect to any perceived conflicts of interest relating to the payment model, the risk management focus of the investment process drives all key decision making. Likewise, individual compensation is weighted more toward long term profit from fee-based client relationships than it is on short term performance, which further motivates the team to achieve stable long-term fee-based relationships through consistent benchmark outperformance and capital preservation. Finally, the deferred equity-linked component of the incentive compensation plan promotes a long-term interest in firm value.
Ownership of Fund Shares by Portfolio Manager
As of August 31, 2019, the portfolio manager of the Fund owned no shares of the Fund and no shares of any other Fund in the BMO Funds complex. Non-U.S. citizens are not eligible to purchase shares of any Fund in the BMO Funds complex.
Voting Proxies on Fund Portfolio Securities
The Board has delegated the authority to vote proxies relating to the securities held in the Fund’s portfolio to the Adviser and has authorized the Adviser to delegate its authority to vote proxies to the Sub-Adviser on behalf of the Fund. Accordingly, the Adviser has delegated its proxy voting authority to the Sub-Adviser, subject to the Adviser’s oversight.
The Sub-Adviser will generally attempt to process every proxy it receives for all domestic and foreign securities. However, there may be situations in which the Sub-Adviser may be unable to vote a proxy, or may choose not to vote a proxy, such as where: (i) the proxy ballot was not received from the custodian bank; (ii) a meeting notice was received too late; (iii) there are fees imposed upon the exercise of a vote and it is determined that such fees outweigh the benefit of voting; (iv) there are legal encumbrances to voting, including blocking restrictions in certain markets that preclude the ability to dispose of a security if the Sub-Adviser votes a proxy or where the Sub-Adviser is prohibited from voting by applicable law or other regulatory or market requirements, including but not limited to, effective Powers of Attorney; (v) the Sub-Adviser held shares on the record date but has sold them prior to the meeting date; (vi) proxy voting service is not offered by the custodian in the market; or (vii) the Sub-Adviser believes it is not in the best interest of the Fund or its shareholders to vote the proxy for any other reason not enumerated herein.
Adviser’s Proxy Voting Policy and Guidelines
The Adviser’s proxy voting policies and procedures are reasonably designed to ensure that proxies are voted in the best interest of clients. The policies and procedures were developed by a Proxy Advisory Committee established by the Adviser with certain affiliates of BMO Financial Corp. The Board of Trustees reviews and approves all changes to the Adviser’s proxy policies and procedures. The proxy policies and procedures seek to ensure, as applicable, that shareholder return and the value of Fund investments are maximized and that sound corporate governance is promoted.
The proxy voting policies, procedures, and guidelines generally address (i) routine matters including, among others, uncontested election of directors, approval of auditors, and increases in authorized shares; (ii) corporate structure matters; (iii) corporate governance matters; and (iv) social issues. Although the Adviser generally adheres to the guidelines, all proxy issues are considered on their own merits and voting decisions take into account the particular circumstances involved. This provides needed flexibility in making prudent judgments in the proxy voting process.
In situations where a conflict of interest exists, the Adviser will obtain a proxy voting recommendation from an independent proxy voting advisory service and will ultimately vote proxies in the best economic interests of clients without consideration of any benefit to the Adviser or its affiliates.
LGM Investments’ Proxy Voting Policies and Procedures
Unless a client specifies to the contrary in the client’s agreement with LGM Investments, LGM Investments is responsible for the proxy voting of stocks held in the client’s account. LGM Investments has adopted and implemented proxy voting policies and procedures that it believes to be reasonably designed to ensure that proxies are voted in the best interest of its clients, and in accordance with its fiduciary duties, with Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended, and with the long-standing fiduciary standards and responsibilities for ERISA accounts set out in Department of Labor Bulletin 94-2 C.F.R. 2509.94-2 (July 29, 1994).
LGM Investments will normally vote proxies in accordance with these guidelines unless it determines that it is in the best economic interests of the clients to vote contrary to the guidelines. LGM Investments’ voting guidelines generally address issues related to boards of directors, auditors, equity-based compensation plans, and shareholder rights.
A conflict of interest may exist, for example, when an issuer who is soliciting proxy votes also has a client relationship with LGM Investments. When a conflict of interest arises, in order to ensure that proxies are voted solely in the best interest of the clients, LGM Investments will vote in accordance with its written guidelines or seek the client’s instructions before voting.
Proxy Voting Record
The Fund is required to disclose annually its proxy voting record for the most recent 12-month period ended June 30 and files it with the SEC by August 31. The Fund’s proxy voting record will be available at that time without charge, either upon request, by calling toll free, 1-800-236-FUND (3863), or by accessing the SEC’s website at http://www.sec.gov.
Portfolio Holdings Disclosure Policy
The Fund does not provide or permit others to provide information about the Fund’s portfolio holdings to any third party, except as permitted by the Fund’s policy regarding disclosure of portfolio holdings (Disclosure Policy). This Disclosure Policy also applies to the Adviser and the Sub-Adviser. Pursuant to the Disclosure Policy, information about the Fund’s portfolio holdings may be disclosed as required by SEC regulations and in the following circumstances:
•	As required by SEC regulations, the Fund’s portfolio holdings are disclosed in publicly available filings with the SEC, including Form N-CSR and Form N-PORT. The Fund's Form N-CSR and Form N-PORT filings are available on the SEC's website at http://www.sec.gov. The first and third quarter portfolio holdings reports will be filed with the SEC as an exhibit to the Fund's reports on Form N-PORT, and the second and fourth fiscal quarter portfolio holdings reports will be included with the semi-annual and annual reports, respectively, which are sent to shareholders and filed with the SEC on Form N-CSR.

•	Fund portfolio holdings may be disclosed from time to time to the Fund’s service providers, including the administrator, sub-administrator, custodians, fund accountant, transfer agent, independent accountant, legal counsel and financial printer, in connection with the fulfillment of their duties to the Fund.
•	The Fund makes a complete list of its portfolio holdings publicly available on the Fund’s website, bmofunds.com, approximately thirty days after the end of each month.
•	The Fund’s portfolio holdings as of each month end are disclosed to certain approved institutional databases and rating agencies, including Lipper Inc., Morningstar, Inc., Standard & Poor’s Financial Services, LLC, Bloomberg L.P., Thompson Reuters Corporation, Vickers Stock Research Corporation, and Capital Bridge, Inc.
The Fund is prohibited from entering into any other arrangements to disclose information regarding the Fund’s portfolio securities prior to public availability without prior approval of the Board. Third parties who receive portfolio holdings information are subject to restrictions by contract or by law that prohibit the disclosure or misuse of the holdings information to ensure that the information remains confidential. No compensation or other consideration may be received by the Fund, the Adviser, or the Sub-Adviser in connection with the disclosure of portfolio holdings in accordance with this policy. The Fund’s Chief Compliance Officer monitors compliance with the Disclosure Policy and reports any violations to the Board.
The Board will review any disclosures of Fund portfolio holdings outside of the permitted disclosures described above on a quarterly basis to ensure that disclosure of information about portfolio holdings is in the best interest of Fund shareholders and to address any conflicts between the interests of Fund shareholders and those of the Adviser or any other Fund affiliate.
Brokerage Transactions
As used in this section, the term Adviser means Adviser or Sub-Adviser, as applicable.
The Adviser is responsible for decisions to buy and sell securities for the Fund and for the placement of the Fund’s securities business, the negotiation of the charges to be paid on such transactions, and the allocation of portfolio brokerage and principal business. Trades may be done with brokers, dealers and, on occasion, issuers. Remuneration for trades may include commissions, commission-equivalent charges, dealer spreads, mark-ups and mark-downs.
In executing transactions on behalf of the Fund, the Adviser has no obligation to deal with any particular broker or dealer. Rather, the Adviser seeks to obtain the best qualitative execution. The best net price is an important factor, but the Adviser also considers the full range and quality of a broker’s services, as described below. Recognizing the value of the range of services, the Fund may not pay the lowest commission or spread available on any particular transaction.
Section 28(e) of the Securities Exchange Act of 1934, as amended, permits an investment adviser, under certain circumstances, to cause an account to pay a broker who supplies brokerage and research services a commission or commission-equivalent charge for effecting a transaction in excess of the amount of commission another broker would have charged for effecting the transaction. Brokerage and research services include:
•	furnishing advice as to the value of securities, the advisability of investing, purchasing, or selling securities, and the availability of securities or purchasers or sellers of securities;
•	furnishing analyses and reports concerning issuers, industries, sectors, securities, economic factors and trends, portfolio strategy and the performance of accounts; and
•	effecting securities transactions and performing functions incidental thereto (such as clearance, settlement and custody).
Effective January 1, 2018, LGM no longer receives research from any broker as part of the broker’s charge for effecting a transaction. LGM pays for all third-party research directly as a separate charge.
In selecting brokers, the Adviser considers quality of investment research and brokerage services; communication of such information; trade execution pricing, capability and efficiency; and the appropriateness of the commission rate. Investment research services utilized by the Adviser include economic forecasts, industry analysis, individual company or issuer analysis and opinion, and investment strategy. In ensuring that the commission to be paid is fair compensation for the nature of the trade and the quality of the execution provided by the broker/dealer, the Adviser considers the commission rates paid by investment institutions of similar size. While the Adviser negotiates similar commission rates with all brokers and dealers, if the Adviser believes favorable prices and efficient execution is available from more than one broker or dealer, the Adviser may give consideration to placing trades with those brokers or dealers who furnish investment research and other brokerage services.
The Adviser places portfolio transactions for other advisory accounts in addition to the Fund. Research services furnished by firms through which the Fund effects its securities transactions may be used by the Adviser in servicing all of their accounts; that is, not all of such services may be used by the Adviser in connection with the Fund. The Adviser believes it is not possible to measure separately the benefits from research services received by each of the accounts (including the Fund) that it manages. Because the volume and nature of the trading activities of the accounts are not uniform, the amount of commissions in excess of those charged by another broker (if any) paid by each account for brokerage and research services will vary. The Adviser believes any such costs to the Fund, however, will not be disproportionate to the benefits received by the Fund on a continuing basis and, to the extent that receipt of these services may supplant services for which the Adviser might otherwise have paid, it would tend to reduce its expenses.
The following table shows aggregate total commissions paid by the Fund to brokers that provide brokerage and research services to the Adviser and/or Sub-Adviser and the aggregate principal value of the transactions for the periods noted.
	For the fiscal year ended August 31, 2019		For the fiscal year ended August 31, 2018		For the fiscal year ended August 31, 2017
Fund	Brokerage Commissions Paid	Principal Value of Transactions	Brokerage Commissions Paid	Principal Value of Transactions	Brokerage Commissions Paid	Principal Value of Transactions
BMO LGM Frontier Markets Equity Fund	N/A	N/A	$26,151	$13,437,700	$143,331	$40,192,109
The Adviser generally seeks to allocate portfolio transactions equitably whenever concurrent decisions are made to purchase or sell securities by the Fund and other advisory accounts. No assurance can be made that a particular purchase or sale opportunity will be allocated to the Fund. In making allocations between the Fund and other advisory accounts, certain factors considered by the Adviser are the respective investment objectives, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment, and the size of investment commitments generally held.
For the periods noted, the Fund paid the following brokerage commissions.
Fund	For the fiscal year ended August 31, 2019	For the fiscal year ended August 31, 2018	For the fiscal year ended August 31, 2017
BMO LGM Frontier Markets Equity Fund	$72,833	$161,843	$143,331
Information About the Fund’s Service Providers
Code of Ethics Restrictions on Personal Trading
As required by SEC rules, the Fund, the Adviser, the Sub-Adviser and the Distributor have adopted codes of ethics. These codes govern securities trading activities of investment personnel, Fund trustees and certain other employees (Access Persons). Although the codes permit Access Persons to trade in securities, including those that the Fund could buy, they also contain significant safeguards designed to protect the Fund and its shareholders from abuses in this area, such as requirements to obtain prior approval for, and to report, particular transactions. The codes are available on the EDGAR database on the SEC’s website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
Administrator
The Adviser serves as the administrator to the Fund. As administrator, the Adviser is entitled to receive administrative fees from the Fund at an annual rate of 0.15% of the Fund’s ADNA.
For the periods noted, the Adviser was paid (net of waivers) the following fees for services as administrator.
Fund	For the fiscal year ended August 31, 2019	For the fiscal year ended August 31, 2018	For the fiscal year ended August 31, 2017
BMO LGM Frontier Markets Equity Fund	$194,644	$184,157	$113,928

The administrator may choose voluntarily to reimburse a portion of its fee at any time.
The functions performed by the administrator include, but are not limited, to the following:
•	preparation, filing and maintenance of the Fund’s governing documents, minutes of Board meetings and shareholder meetings;
•	preparation and filing with the SEC and state regulatory authorities, the Fund’s registration statement and all amendments, and any other documents required for the Fund to make a continuous offering of its shares;
•	preparation, negotiation and administration of contracts on behalf of the Fund;
•	supervision of the preparation of financial reports;
•	preparation and filing of federal and state tax returns;
•	assistance with the design, development and operation of the Fund; and
•	provision of advice to the Fund and the Board.
Sub-Administrator
State Street Bank and Trust Company (State Street) is the Fund’s sub-administrator pursuant to the Sub-Administration Agreement with the administrator. Under the Sub-Administration Agreement, the functions performed by State Street include and relate to, but are not limited to, the following:
•	facilitating Fund expense invoice allocation and payments;
•	drafting and reviewing of the Fund’s annual and semi-annual reports and certain other regulatory filings including any other documents required for the Fund to make a continuous offering of its shares;
•	various services relating to Fund compliance including monitoring investment restrictions and diversification requirements;
•	coordination and facilitation of external audits by the Fund’s independent auditors and regulatory examinations of the Trust;
•	assistance with reporting of performance for the Fund; and
•	preparation of the Fund’s tax returns.
For its services, State Street is entitled to receive from the administrator a fee equal to 0.02% of the Fund’s net asset value, plus certain additional per-use fees. Prior to April 2, 2018, UMB Fund Services, Inc. (UMBFS) served as the Funds’ sub-administrator.
For the fiscal years noted, the Adviser (as administrator) paid UMBFS or State Street the following sub-administration fees for services related to the Fund.
Fund	For the fiscal year ended August 31, 2019	For the fiscal year ended August 31, 2018	For the fiscal year ended August 31, 2017
BMO LGM Frontier Markets Equity Fund	$21,226	$20,685	$26,919
Securities Lending
The Fund engages in securities lending and pays a portion of the net revenue earned on securities lending activities to a securities lending agent. During the fiscal year ended August 31, 2019 the Fund paid $1,689.57 to State Street for its services as a securities lending agent.
Payments to Financial Intermediaries
The Adviser, BMO Harris Bank, BMO Harris Financial Advisors, Inc., and/or their affiliates may make additional payments (which are often referred to as “revenue sharing” payments), out of their own assets and not as an additional charge to the Fund, to financial intermediaries, including their affiliates, from their past profits and other available sources, including profits from their relationships with the Fund. Revenue sharing payments are a form of compensation paid to a financial intermediary in addition to the sales charges paid by fund shareholders.

These payments are intended, among other things, to foster the sale of Fund shares and/or to compensate financial services firms for assisting in marketing or promotional activities in connection with the sale of Fund shares. Such payments may be for services provided to clients who hold Fund shares, for introducing new shareholders to the Fund, or for other services. In exchange for revenue sharing payments, the Adviser, BMO Harris Bank, BMO Harris Financial Advisors, Inc., and/or their affiliates generally expect to receive the opportunity for the Fund to be sold through the financial intermediaries’ sales forces or to have access to third-party platforms or other marketing programs, including but not limited to mutual fund “supermarket” platforms or other sales programs. To the extent that financial intermediaries receiving revenue sharing payments sell more shares of the Fund, the Adviser, BMO Harris Bank, BMO Harris Financial Advisors, Inc., and/or their affiliates benefit from the increase in Fund assets as a result of the fees they receive from the Fund.
The structure of these compensation arrangements, as well as the amounts paid under such arrangements, varies and may change from time to time. Payments generally range from 0.05% to 0.40%, however, the Adviser, BMO Harris Bank, BMO Harris Financial Advisors, Inc., and/or their affiliates may pay flat fees on a one-time or irregular basis for the initial set-up of the Fund on a financial intermediary’s systems, participation or attendance at a financial intermediary’s meetings, or for other reasons. In addition, new compensation arrangements may be negotiated at any time. The compensation arrangements described in this section are not mutually exclusive, and a single financial intermediary may receive multiple types of compensation.
Transfer Agent and Dividend Disbursing Agent
State Street, 1 Iron Street, Boston, Massachusetts, maintains all necessary shareholder records for the Fund. For its services, the transfer agent receives a fee based on the size, type and number of accounts and transactions made by shareholders. The fee is based on the Fund’s average net assets for the period plus out-of-pocket expenses.
The Fund may pay amounts to third parties, such as banks, broker-dealers or affiliated entities, including BMO Harris Bank, that provide recordkeeping services, shareholder servicing and/or other administrative services to the Fund.
Custodian and Fund Accountant
State Street, 1 Iron Street, Boston, Massachusetts, is custodian for the securities and cash of the Fund and provides fund accounting services to the Fund. For its services, State Street receives a fee based on net assets of the Fund.
Independent Registered Public Accounting Firm
The independent registered public accounting firm for the Fund, KPMG LLP, 191 West Nationwide Blvd., Suite 500, Columbus, OH 43215, conducts its audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require it to plan and perform its audits to provide reasonable assurance about whether the Fund’s financial statements and financial highlights are free of material misstatements.
Please refer to Appendix B for a consolidated list of mailing addresses for the Fund and its service providers.
Performance
From time to time, when available, the yield and total return of the Fund may be quoted in advertisements, shareholder reports or other communications to shareholders. Performance information is generally available by calling the Fund (toll free) at 1-800-236-FUND (3863).
Financial Statements
The audited financial statements for the Fund’s fiscal year ended August 31, 2019 are incorporated herein by reference from the Fund’s Annual Report dated August 31, 2019 (File Nos. 333-193915 and 811-22882). A copy of the Annual Report for the Fund may be obtained without charge by contacting BMO Funds U.S. Services at the address located on the back cover of the SAI or by calling BMO Funds U.S. Services at 1-414-287-8555 or 1-800-236-FUND (3863).
BMO Global Asset Management is the brand name for various affiliated entities of BMO Financial Group that provide investment management, retirement, and trust and custody services. Certain of the products and services offered under the brand name BMO Global Asset Management are designed specifically for various categories of investors in a number of different countries and regions and may not be available to all investors. Products and services are only offered to such investors in those countries and regions in accordance with applicable laws and regulations. BMO Financial Group is a service mark of Bank of Montreal.

Appendix A — Ratings Definitions
S&P Credit Rating Definitions
An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings' view of the obligor's capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.
Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. Medium-term notes are assigned long-term ratings.
Short-Term Issue Credit Ratings
A-1
A short-term obligation rated 'A-1' is rated in the highest category by S&P Global Ratings. The obligor's capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitments on these obligations is extremely strong.
A-2
A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitments on the obligation is satisfactory.
A-3
A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor's capacity to meet its financial commitments on the obligation.
B
A short-term obligation rated 'B' is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor's inadequate capacity to meet its financial commitments.
C
A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.
D
A short-term obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to 'D' if it is subject to a distressed exchange offer.
App.  A-1

SPUR (S&P Underlying Rating)
A SPUR is an opinion about the stand-alone capacity of an obligor to pay debt service on a credit-enhanced debt issue, without giving effect to the enhancement that applies to it. These ratings are published only at the request of the debt issuer or obligor with the designation SPUR to distinguish them from the credit-enhanced rating that applies to the debt issue. S&P Global Ratings maintains surveillance of an issue with a published SPUR.
Dual Ratings
Dual ratings may be assigned to debt issues that have a put option or demand feature. The first component of the rating addresses the likelihood of repayment of principal and interest as due, and the second component of the rating addresses only the demand feature. The first component of the rating can relate to either a short-term or long-term transaction and accordingly use either short-term or long-term rating symbols. The second component of the rating relates to the put option and is assigned a short-term rating symbol (for example, 'AAA/A-1+' or 'A-1+/A-1'). With U.S. municipal short-term demand debt, the U.S. municipal short-term note rating symbols are used for the first component of the rating (for example, 'SP-1+/A-1+').
The analyses, including ratings, of S&P Global Ratings and its affiliates (together, S&P Global Ratings) are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or make any investment decisions. S&P Global Ratings assumes no obligation to update any information following publication. Users of ratings or other analyses should not rely on them in making any investment decision. S&P Global Ratings' opinions and analyses do not address the suitability of any security. S&P Global Ratings does not act as a fiduciary or an investment advisor except where registered as such. While S&P Global Ratings has obtained information from sources it believes to be reliable, it does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives. Ratings and other opinions may be changed, suspended, or withdrawn at any time.
Active Qualifiers
S&P Global Ratings uses the following qualifiers that limit the scope of a rating. The structure of the transaction can require the use of a qualifier such as a 'p' qualifier, which indicates the rating addresses the principal portion of the obligation only. A qualifier appears as a suffix and is part of the rating.
1. Federal deposit insurance limit: 'L' qualifier
Ratings qualified with 'L' apply only to amounts invested up to federal deposit insurance limits.
2. Principal: 'p' qualifier
This suffix is used for issues in which the credit factors, the terms, or both that determine the likelihood of receipt of payment of principal are different from the credit factors, terms, or both that determine the likelihood of receipt of interest on the obligation. The 'p' suffix indicates that the rating addresses the principal portion of the obligation only and that the interest is not rated.
3. Preliminary ratings: 'prelim' qualifier
Preliminary ratings, with the 'prelim' suffix, may be assigned to obligors or obligations, including financial programs, in the circumstances described below. Assignment of a final rating is conditional on the receipt by S&P Global Ratings of appropriate documentation. S&P Global Ratings reserves the right not to issue a final rating. Moreover, if a final rating is issued, it may differ from the preliminary rating.
•	Preliminary ratings may be assigned to obligations, most commonly structured and project finance issues, pending receipt of final documentation and legal opinions.
•	Preliminary ratings may be assigned to obligations that will likely be issued upon the obligor's emergence from bankruptcy or similar reorganization, based on late-stage reorganization plans, documentation, and discussions with the obligor. Preliminary ratings may also be assigned to the obligors. These ratings consider the anticipated general credit quality of the reorganized or post-bankruptcy issuer as well as attributes of the anticipated obligation(s).
•	Preliminary ratings may be assigned to entities that are being formed or that are in the process of being independently established when, in S&P Global Ratings' opinion, documentation is close to final. Preliminary ratings may also be assigned to the obligations of these entities.
App.  A-2

•	Preliminary ratings may be assigned when a previously unrated entity is undergoing a well-formulated restructuring, recapitalization, significant financing, or other transformative event, generally at the point that investor or lender commitments are invited. The preliminary rating may be assigned to the entity and to its proposed obligation(s). These preliminary ratings consider the anticipated general credit quality of the obligor, as well as attributes of the anticipated obligation(s), assuming successful completion of the transformative event. Should the transformative event not occur, S&P Global Ratings would likely withdraw these preliminary ratings.
•	A preliminary recovery rating may be assigned to an obligation that has a preliminary issue credit rating.
4. Termination structures: 't' qualifier
This symbol indicates termination structures that are designed to honor their contracts to full maturity or, should certain events occur, to terminate and cash settle all their contracts before their final maturity date.
5. Counterparty instrument rating: 'cir' qualifier
This symbol indicates a counterparty instrument rating (CIR), which is a forward-looking opinion about the creditworthiness of an issuer in a securitization structure with respect to a specific financial obligation to a counterparty (including interest rate swaps, currency swaps, and liquidity facilities). The CIR is determined on an ultimate payment basis; these opinions do not take into account timeliness of payment.
Inactive Qualifiers
Inactive qualifiers are no longer applied or outstanding.
1. Contingent upon final documentation: '*' inactive qualifier
This symbol indicated that the rating was contingent upon S&P Global Ratings' receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows. Discontinued use in August 1998.
2. Termination of obligation to tender: 'c' inactive qualifier
This qualifier was used to provide additional information to investors that the bank may terminate its obligation to purchase tendered bonds if the long-term credit rating of the issuer was lowered to below an investment-grade level and/or the issuer's bonds were deemed taxable. Discontinued use in January 2001.
3. U.S. direct government securities: 'G' inactive qualifier
The letter 'G' followed the rating symbol when a fund's portfolio consisted primarily of direct U.S. government securities.
4. Public information ratings: 'pi' qualifier
This qualifier was used to indicate ratings that were based on an analysis of an issuer's published financial information, as well as additional information in the public domain. Such ratings did not, however, reflect in-depth meetings with an issuer's management and therefore could have been based on less comprehensive information than ratings without a 'pi' suffix. Discontinued use as of December 2014 and as of August 2015 for Lloyd's Syndicate Assessments.
5. Provisional ratings: 'pr' inactive qualifier
The letters 'pr' indicate that the rating was provisional. A provisional rating assumed the successful completion of a project financed by the debt being rated and indicates that payment of debt service requirements was largely or entirely dependent upon the successful, timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, made no comment on the likelihood of or the risk of default upon failure of such completion.
6. Quantitative analysis of public information: 'q' inactive qualifier
A 'q' subscript indicates that the rating is based solely on quantitative analysis of publicly available information. Discontinued use in April 2001.
App.  A-3

7. Extraordinary risks: 'r' inactive qualifier
The 'r' modifier was assigned to securities containing extraordinary risks, particularly market risks, that are not covered in the credit rating. The absence of an 'r' modifier should not be taken as an indication that an obligation would not exhibit extraordinary noncredit-related risks. S&P Global Ratings discontinued the use of the 'r' modifier for most obligations in June 2000 and for the balance of obligations (mainly structured finance transactions) in November 2002.
Active Identifiers
1. Unsolicited: 'unsolicited' and 'u' identifier
The 'u' identifier and 'unsolicited' designation are assigned to credit ratings initiated by parties other than the issuer or its agents, including those initiated by S&P Global Ratings.
2. Structured finance: 'sf' identifier
The 'sf' identifier shall be assigned to ratings on "structured finance instruments" when required to comply with applicable law or regulatory requirement or when S&P Global Ratings believes it appropriate. The addition of the 'sf' identifier to a rating does not change that rating's definition or our opinion about the issue's creditworthiness. For detailed information on the instruments assigned the 'sf' identifier, please see “VIII. APPENDIX: Types of Instruments Carrying the ‘sf’ Identifier.”
Local Currency and Foreign Currency Ratings
S&P Global Ratings' issuer credit ratings make a distinction between foreign currency ratings and local currency ratings. An issuer's foreign currency rating will differ from its local currency rating when the obligor has a different capacity to meet its obligations denominated in its local currency, vs. obligations denominated in a foreign currency.
Moody’s Credit Rating Definitions
Purpose
Since John Moody devised the first bond ratings more than a century ago, Moody’s rating systems have evolved in response to the increasing depth and breadth of the global capital markets. Much of the innovation in Moody’s rating system is a response to market needs for clarity around the components of credit risk or to demand for finer distinctions in rating classifications.
Rating Symbols
Gradations of creditworthiness are indicated by rating symbols, with each symbol representing a group in which the credit characteristics are broadly the same. There are nine symbols as shown below, from that used to designate least credit risk to that denoting greatest credit risk:
Aaa Aa A Baa Ba B Caa Ca C
Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa.
Absence of a Rating
Where no rating has been assigned or where a rating has been withdrawn, it may be for reasons unrelated to the creditworthiness of the issue.
Should no rating be assigned, the reason may be one of the following:
1.	An application was not received or accepted.
2.	The issue or issuer belongs to a group of securities or entities that are not rated as a matter of policy.
3.	There is a lack of essential data pertaining to the issue or issuer.
4.	The issue was privately placed, in which case the rating is not published in Moody's publications.
App.  A-4

Withdrawal may occur if new and material circumstances arise, the effects of which preclude satisfactory analysis; if there is no longer available reasonable up-to-date data to permit a judgment to be formed; if a bond is called for redemption; or for other reasons.
Changes in Rating
The credit quality of most issuers and their obligations is not fixed and steady over a period of time, but tends to undergo change. For this reason changes in ratings occur so as to reflect variations in the intrinsic relative position of issuers and their obligations.
A change in rating may thus occur at any time in the case of an individual issue. Such rating change should serve notice that Moody's observes some alteration in creditworthiness, or that the previous rating did not fully reflect the quality of the bond as now seen. While because of their very nature, changes are to be expected more frequently among bonds of lower ratings than among bonds of higher ratings. Nevertheless, the user of bond ratings should keep close and constant check on all ratings — both high and low — to be able to note promptly any signs of change in status that may occur.
Limitations to Uses of Ratings*
Obligations carrying the same rating are not claimed to be of absolutely equal credit quality. In a broad sense, they are alike in position, but since there are a limited number of rating classes used in grading thousands of bonds, the symbols cannot reflect the same shadings of risk which actually exist.
As ratings are designed exclusively for the purpose of grading obligations according to their credit quality, they should not be used alone as a basis for investment operations. For example, they have no value in forecasting the direction of future trends of market price. Market price movements in bonds are influenced not only by the credit quality of individual issues but also by changes in money rates and general economic trends, as well as by the length of maturity, etc. During its life even the highest rated bond may have wide price movements, while its high rating status remains unchanged.
The matter of market price has no bearing whatsoever on the determination of ratings, which are not to be construed as recommendations with respect to "attractiveness". The attractiveness of a given bond may depend on its yield, its maturity date or other factors for which the investor may search, as well as on its credit quality, the only characteristic to which the rating refers.
Since ratings involve judgements about the future, on the one hand, and since they are used by investors as a means of protection, on the other, the effort is made when assigning ratings to look at "worst" possibilities in the "visible" future, rather than solely at the past record and the status of the present. Therefore, investors using the rating should not expect to find in them a reflection of statistical factors alone, since they are an appraisal of long-term risks, including the recognition of many non-statistical factors.
Though ratings may be used by the banking authorities to classify bonds in their bank examination procedure, Moody's ratings are not made with these bank regulations in mind. Moody's Investors Service's own judgement as to the desirability or non-desirability of a bond for bank investment purposes is not indicated by Moody's ratings.
Moody's ratings represent the opinion of Moody's Investors Service as to the relative creditworthiness of securities. As such, they should be used in conjunction with the descriptions and statistics appearing in Moody's publications. Reference should be made to these statements for information regarding the issuer. Moody's ratings are not commercial credit ratings. In no case is default or receivership to be imputed unless expressly stated.
*	As set forth more fully on the copyright, credit ratings are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. Each rating or other opinion must be weighed solely as one factor in any investment decision made by or on behalf of any user of the information, and each such user must accordingly make its own study and evaluation of each security and of each issuer and guarantor of, and each provider of credit support for, each security that it may consider purchasing, selling or holding.
Short-Term Obligation Ratings
Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issues by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event
App.  A-5

of default. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.
Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:
P-1
Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.
P-2
Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.
P-3
Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.
NP
Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.
The following table indicates the long-term ratings consistent with different short-term ratings when such long-term ratings exist.
SHORT-TERM VS. LONG-TERM RATINGS
Fitch’s National Credit Ratings
National scale ratings are an opinion of creditworthiness relative to the universe of issuers and issues within a single country. They are most commonly used in emerging market countries with sub- or low investment grade sovereign ratings on the international scale.
As creditworthiness can be expressed across the full range of the scale, a national scale can enable greater rating differentiation within a market than the international scale, particularity in highly speculative grade countries where ratings tend to cluster around the often low sovereign rating due to higher risks associated with a more volatile operating environment.
A "+" or "-" may be appended to a National Rating to denote relative status within a major rating category. Such suffixes are not added to the 'AAA(xxx)' National Rating category, to categories below 'CCC(xxx)', or to Short-Term National Ratings other than 'F1(xxx)'.
National scale ratings are assigned on the basis that the “best credits or issuers” in the country are rated ‘AAA’ on the national scale. National Ratings are then assessed using the full range of the national scale based on a comparative analysis of issuers rated under the same national scale to establish a relative ranking of credit worthiness.
App.  A-6

At any given point in time, there is a certain relationship between National and International Ratings but there is not a precise translation between the scales. Fitch monitors the ratings relationship of issuers rated on both the international and national scales to ensure the consistency of rating relativities across scales. In other words, if issuer “X” is rated higher than issuer “Y” on one scale, issuer “X” cannot be rated lower than issuer “Y” on the other scale.
National Ratings for local issuers exclude the effects of sovereign and transfer risk and exclude the possibility that investors may be unable to repatriate any due interest and principal repayments. Comparisons between different national scales or between an individual national scale and the international rating scale are therefore inappropriate and potentially misleading.
In certain countries, regulators have established credit rating scales to be used within their domestic markets using specific nomenclature. In these countries, the agency's National Rating definitions may be substituted by the regulatory scales. For instance Fitch's National Short Term Ratings of 'F1+(xxx)', 'F1(xxx)', 'F2(xxx)' and 'F3(xxx)' may be substituted by the regulatory scales, e.g. 'A1+', 'A1', 'A2' and 'A3'. The below definitions thus serve as a template, but users should consult the individual scales for each country listed on Fitch's regional websites to determine if any additional or alternative category definitions apply.
Fitch maintains internal mapping tables that document the current relationship between the National and International Local Currency Ratings in each jurisdiction where we maintain a National Rating scale in order to serve as a tool for analysts. Where our National rating coverage exceeds a minimum threshold and there is external demand, these mappings will be published on this site. Presently, publicly available mappings can be accessed here. Fitch currently publishes the mapping tables for Brazil and South Africa.
Limitations of the National Rating Scale
Specific limitations relevant to National Rating scale include:
•	National scale ratings are only available in selected countries.
•	National scale ratings are only directly comparable with other national ratings in the same country. There is a certain correlation between national and global ratings but there is not a precise translation between the scales. The implied vulnerability to default of a given national scale rating will vary over time.
•	The value of default studies for National Ratings is limited. Due to the relative nature of national scales, a given national scale rating is not intended to represent a fixed amount of default risk over time. As a result, a default study using only National Ratings may not give an accurate picture of the historical relationship between ratings and default risk. Users should exercise caution in making inferences relating to the relative vulnerability to default of national scale ratings using the historical default experience with International Ratings and mapping tables to link the National and International ratings. As with ratings on any scale, the future will not necessarily follow the past.
National Short-Term Credit Ratings
F1(xxx)
Indicates the strongest capacity for timely payment of financial commitments relative to other issuers or obligations in the same country. Under the agency’s National Rating scale, this rating is assigned to the lowest default risk relative to others in the same country. Where the liquidity profile is particularly strong, a “+” is added to the assigned rating.
F2(xxx)
Indicates a good capacity for timely payment of financial commitments relative to other issuers or obligations in the same country. However, the margin of safety is not as great as in the case of the higher ratings.
F3(xxx)
Indicates an adequate capacity for timely payment of financial commitments relative to other issuers or obligations in the same country or monetary union.
B(xxx)
Indicates an uncertain capacity for timely payment of financial commitments relative to other issuers or obligations in the same country or monetary union.
App.  A-7

C(xxx)
Indicates a highly uncertain capacity for timely payment of financial commitments relative to other issuers or obligations in the same country or monetary union.
RD(xxx): Restricted default
Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Applicable to entity ratings only.
D(xxx)
Indicates a broad-based default event for an entity, or the default of a short-term obligation.
Notes to Long-Term and Short-Term National Ratings:
The ISO international country code is placed in parentheses immediately following the rating letters to indicate the identity of the National market within which the rating applies. For illustrative purposes, (xxx) has been used.
“+” or “-” may be appended to a National Rating to denote relative status within a major rating category. Such suffixes are not added to the ‘AAA(xxx)’ Long-Term National Rating category, to categories below ‘CCC(xxx)’, or to Short-Term National Ratings other than ‘F1(xxx).’
LONG-TERM RATINGS
S & P Global Ratings Long-Term Issue Credit Ratings
Issue credit ratings are based, in varying degrees, on S & P Global Ratings analysis of the following considerations:
•	Likelihood of payment—the capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;
•	Nature of and provisions of the obligation and the promise we impute; and
•	Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.
An issue rating is an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)
Long-Term Issuer Credit Ratings
AAA
An obligation rated ‘AAA’ has the highest rating assigned by S & P Global Ratings. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.
AA
An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.
A
An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.
App.  A-8

BBB
An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.
BB; B; CCC; CC; and C
Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.
BB
An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.
B
An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.
CCC
An obligation rated ‘CCC’ is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.
CC
An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred, but S & P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.
C
An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.
D
An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to ‘D’ if it is subject to a distressed exchange offer.
Plus (+) or minus (-)
The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
See active and inactive qualifiers following S & P Global Ratings Short-Term Issue Credit Ratings beginning on pages A-2 and A-3.
App.  A-9

Moody’s Long-Term Obligation Ratings
Long-Term Obligation Ratings
Long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.
Moody’s Long-Term Rating Definitions:
Aaa
Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.
Aa
Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.
A
Obligations rated A are considered upper-medium grade and are subject to low credit risk.
Baa
Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.
Ba
Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.
B
Obligations rated B are considered speculative and are subject to high credit risk.
Caa
Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.
Ca
Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.
C
Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.
Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aaa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.*
*	By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment.
App.  A-10

Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.
Fitch’s National Long-Term Credit Ratings
AAA(xxx)
‘AAA’ National Ratings denote the highest rating assigned by the agency in its National Rating scale for that country. This rating is assigned to issuers or obligations with the lowest expectation of default risk relative to all other issuers or obligations in the same country or monetary union.
AA(xxx)
‘AA’ National Ratings denote expectations of very low default risk relative to other issuers or obligations in the same country or monetary union. The default risk inherent differs only slightly from that of the country’s highest rated issuers or obligations.
A(xxx)
‘A’ National Ratings denote expectations of low default risk relative to other issuers or obligations in the same country or monetary union.
BBB(xxx)
‘BBB’ National Ratings denote a moderate default risk relative to other issuers or obligations in the same country or monetary union.
BB(xxx)
‘BB’ National Ratings denote an elevated default risk relative to other issuers or obligations in the same country or monetary union.
B(xxx)
‘B’ National Ratings denote a significantly elevated default risk relative to other issuers or obligations in the same country or monetary union.
CCC(xxx)
‘CCC’ National Ratings denote very high default risk relative to other issuers or obligations in the same country or monetary union.
CC(xxx)
‘CC' National Ratings denote default risk is among the highest relative to other issuers or obligations in the same country or monetary union.
C(xxx)
A default or default-like process has begun, or the issuer is in standstill, or for a closed funding vehicle, payment capacity is irrevocably impaired. Conditions that are indicative of a 'C' category rating for an issuer include:
a.	the issuer has entered into a grace or cure period following non-payment of a material financial obligation;
b.	the issuer has entered into a temporary negotiated waiver or standstill agreement following a payment default on a material financial obligation;
c.	the formal announcement by the issuer or their agent of a distressed debt exchange; and
d.	a closed financing vehicle where payment capacity is irrevocably impaired such that it is not expected to pay interest and/or principal in full during the life of the transaction, but where no payment default is imminent
App.  A-11

RD(xxx): Restricted default.
‘RD’ ratings indicated that an issuer that in Fitch Ratings’ opinion has experienced an uncured payment default on a bond, loan or other material financial obligation but which has not entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, and which has not otherwise ceased business. This would include:
a.	the selective payment default on a specific class or currency of debt;
b.	the uncured expiry of any applicable grace period, cure period or default forbearance period following a payment default on a bank loan, capital markets security or other material financial obligation;
c.	the extension of multiple waivers or forbearance periods upon a payment default on one or more material financial obligations either in series or in parallel; or
d.	execution of a distressed debt exchange on one or more material financial obligations.
D(xxx)
‘D’ National Ratings denote an issuer or instrument that is currently in default.
Notes to Long-Term and Short-Term National Ratings:
The ISO International Country Code is placed in parentheses immediately following the rating letters to indicate the identity of the National market within which the rating applies. For illustrative purposes, (xxx) has been used.
“+” or “-” may be appended to a National Rating to denote relative status within a major rating category. Such suffixes are not added to the ‘AAA(xxx)’ Long-Term National Rating category, to categories below ‘CCC(xxx)’, or to Short-Term National Ratings other than ‘F1(xxx).’
MUNICIPAL NOTE RATINGS
S & P Global Ratings Municipal Short-Term Note Ratings Definitions
An S & P Global Ratings U.S. municipal note rating reflects S & P Global Ratings' opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, S & P Global Ratings analysis will review the following considerations:
•	Amortization schedule—the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and
•	Source of payment—the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.
Note rating symbols are as follows:
SP-1
Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.
SP-2
Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.
SP-3
Speculative capacity to pay principal and interest.
App.  A-12

D
'D' is assigned upon failure to pay the note when due, completion of a distressed exchange offer, or the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions.
See active and inactive qualifiers following S & P Global Ratings Short-Term Issue Credit Ratings beginning on page A-2.
Moody’s US Municipal Short-Term Debt And Demand Obligation Ratings
Short-Term Obligation Ratings
While the global short-term ‘prime’ rating scale is applied to US municipal tax-exempt commercial paper, these programs are typically backed by external letters of credit or liquidity facilities and their short-term prime ratings usually map to the long-term rating of the enhancing bank or financial institution and not to the municipality’s rating. Other short-term municipal obligations, which generally have different funding sources for repayment, are rated using two additional short-term rating scales (i.e., the MIG and VMIG scales discussed below).
The Municipal Investment Grade (MIG) scale is used to rate US municipal bond anticipation notes of up to three years maturity. Municipal notes rated on the MIG scale may be secured by either pledged revenues or proceeds of a take-out financing received prior to note maturity. MIG ratings expire at the maturity of the obligation, and the issuer’s long-term rating is only one consideration in assigning the MIG rating. MIG ratings are divided into three levels—MIG 1 through MIG 3—while speculative grade short-term obligations are designated SG.
MIG 1
This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.
MIG 2
This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.
MIG 3
This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.
SG
This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.
Demand Obligation Ratings
In the case of variable rate demand obligations (VRDOs), a two-component rating is assigned: a long or short-term debt rating and a demand obligation rating. The first element represents Moody’s evaluation of risk associated with scheduled principal and interest payments. The second element represents Moody’s evaluation of risk associated with the ability to receive purchase price upon demand (“demand feature”). The second element uses a rating from a variation of the MIG scale called the Variable Municipal Investment Grade (VMIG) scale. VMIG ratings of demand obligations with unconditional liquidity support are mapped from the short-term debt rating (or counterparty assessment) of the support provider, or the underlying obligor in the absence of third party liquidity support, with VMIG 1 corresponding to P-1, VMIG 2 to P-2, VMIG 3 to P-3 and SG to not prime. For example, the VMIG rating for an industrial revenue bond with Company XYZ as the underlying obligor would normally have the same numerical modifier as Company XYZ’s prime rating. Transitions of VMIG ratings of demand obligations with conditional liquidity support, as shown in the diagram below, differ from transitions on the Prime scale to reflect the risk that external liquidity support will terminate if the issuer’s long-term rating drops below investment grade.
App.  A-13

VMIG 1
This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.
VMIG 2
This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.
VMIG 3
This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.
SG
This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.
US MUNICIPAL SHORT-TERM VS. LONG-TERM RATINGS
*	For VRDBs supported with conditional liquidity support, short-term ratings transition down at higher long-term ratings to reflect the risk of termination of liquidity support as a result of a downgrade below investment grade.
VMIG ratings of VRDBs with unconditional liquidity support reflect the short-term debt rating (or counterparty assessment) of the liquidity support provider with VMIG 1 corresponding to P-1, VMIG 2 to P-2, VMIG 3 to P-3 and SG to not prime.
For SBPA-backed VRDBs, The rating transitions are higher to allow for distance to downgrade to below investment grade due to the presence of automatic termination events in the SBPAs.
App.  A-14

Appendix B — Addresses
The Fund:
BMO LGM Frontier Markets Equity Fund
111 East Kilbourn Avenue, Suite 200
Milwaukee, Wisconsin 53202
Distributor:
Foreside Financial Services, LLC
Three Canal Plaza
Portland, Maine 04101
Adviser and Administrator:
BMO Asset Management Corp.
115 South LaSalle Street
Chicago, Illinois 60603
Sub-Adviser:
LGM Investments Limited
95 Wigmore Street
London, United Kingdom, W1U 1FD
Custodian and Fund Accounting Services Agent:
State Street Bank and Trust Company
1 Iron Street
Boston, Massachusetts 02116
Transfer Agent and Dividend Disbursing Agent:
State Street Bank and Trust Company
1 Iron Street
Boston, Massachusetts 02116
Legal Counsel:
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103
Independent Registered Public Accounting Firm:
KPMG LLP
191 West Nationwide Blvd., Suite 500
Columbus, Ohio 43215
App.  B-1

BMO LGM Frontier Markets Equity Fund

PART C – OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1) Financial Statements

Part A	Financial Highlights for the period from September 1, 2018 through August 31, 2019.

Part B	Incorporated by reference to the Registrant’s annual report to shareholders: The Audited Financial Statements and Financial Highlights of the Registrant for the period from September 1, 2018 through August 31, 2019, including the report of KPMG LLP.

(2) Exhibits:

(a)(1)	Certificate of Trust of the Registrant dated July 1, 2013.(1)

(a)(2)	Certificate of Amendment to the Certificate of Trust of the Registrant dated July 25, 2014.(6)

(a)(3)	Amended and Restated Agreement and Declaration of Trust of the Registrant dated August 14, 2013, as amended and restated November 6, 2018.(10)

(b)	By-Laws of the Registrant dated February 8, 2017.(8)

(c)	Not applicable.

(d)	Amended and Restated Agreement and Declaration of Trust – Articles III, IV, V, VIII and IX Bylaws – Articles II and VIII

(e)	Not applicable.

(f)	Not applicable.

(g)(1)	Investment Advisory Agreement between the Registrant and BMO Asset Management Corp.(4)

(g)(2)	Subadvisory Agreement between the Registrant and LGM Investments Limited (formerly, Lloyd George Management (Europe) Limited), an affiliate of the BMO Asset Management Corp.(4)

(g)(3)	Expense Limitation Agreement.(4)

(h)(1)	Form of Distribution Agreement between the Registrant and M&I Distributors, LLC.(1)

(h)(2)	Form of Services Agreement.(2)

(i)	Not applicable.

(j)	Master Custodian Agreement between the Registrant and State Street Bank and Trust Company.(7)

(k)(1)	Transfer Agency Agreement between the Registrant and State Street Bank and Trust Company.(9)

(k)(2)	Administrative Services Agreement between the Registrant and BMO Asset Management Corp.(7)

(l)(1)	Opinion and Consent of Counsel (Stradley Ronon Stevens & Young, LLP).(3)

(l)(2)	Opinion and Consent of Counsel (Godfrey & Kahn, S.C.).(8)

(l)(3)	Opinion and Consent of Counsel (Godfrey & Kahn, S.C.).(9)

(m)	Not applicable.

(n)	Consent of Independent Registered Public Accounting Firm (KPMG LLP).#

(o)	Not applicable.

(p)	Initial Seed Capital Letter.(2)

(q)	Not applicable.

(r)(1)	Code of Ethics for the Registrant, BMO Asset Management Corp., and BMO Investment Distributors, LLC dated March 2018.(9)

(r)(2)	Code of Ethics for BMO GAM EMEA (including LGM Investments Limited), dated August 2018.(9)

(s)	Power of Attorney.(9)

(#) Filed herewith.

(1) Exhibit to Registration Statement filed September 5, 2013.*

(2) Exhibit to Pre-Effective Amendment No. 1 to Registration Statement filed December 17, 2013.*

(3) Exhibit to Registration Statement filed February 12, 2014.*

(4) Exhibit to Post-Effective Amendment No. 1 filed December 23, 2014.*

(5) Exhibit to Post-Effective Amendment No. 2 filed December 29, 2015.*

(6) Exhibit to Post-Effective Amendment No. 3 filed January 14, 2016.*

(7) Exhibit to Post-Effective Amendment No. 4 filed December 22, 2016.*

(8) Exhibit to Post-Effective Amendment No. 5 filed August 25, 2017.*

(9) Exhibit to Post-Effective Amendment No. 7 filed September 7, 2018.*

(10) Exhibit to Post-Effective Amendment No. 8 filed December 21, 2018.*

* Incorporated by reference.

ITEM 26. Marketing Arrangements

Not applicable.

ITEM 27. Other Expenses of Issuance and Distribution

Not applicable.

ITEM 28. Persons Controlled by or Under Common Control with Registrant.

None.

ITEM 29. Number of Holders of Securities.

As of December 2, 2019:

Title of Class	Number of Record Holders

Class I	19

ITEM 30. Indemnification.

Indemnification. Articles III and VII of the Agreement and Declaration of Trust.

Under the terms of the Delaware Statutory Trust Act (“DSTA”) and the Registrant’s Agreement and Declaration of Trust (“Declaration of Trust”), no officer or trustee of the Registrant shall have any liability to the Registrant, its shareholders, or any other party for damages, except to the extent such limitation of liability is precluded by Delaware law, the Declaration of Trust or the By-Laws of the Registrant.

Subject to the standards and restrictions set forth in the Declaration of Trust, DSTA, Section 3817, permits a statutory trust to indemnify and hold harmless any trustee, beneficial owner or other person from and against any and all claims and demands whatsoever. DSTA, Section 3803 protects trustees, officers, managers and other employees, when acting in such capacity, from liability to any person other than the Registrant or beneficial owner for any act, omission or obligation of the Registrant or any trustee thereof, except as otherwise provided in the Declaration of Trust.

Indemnification of the Trustees and officers of the Registrant is provided for in Article VII of the Registrant’s Agreement and Declaration of Trust.

ITEM 31. Business and Other Connections of Investment Adviser

BMO Asset Management Corp. (the “Adviser”) serves as the investment adviser for the Registrant. The Adviser is a registered investment adviser and wholly-owned subsidiary of BMO Financial Corp., a financial services company headquartered in Chicago, Illinois, and an indirect wholly-owned subsidiary of the Bank of Montreal (“BMO”), a Canadian bank holding company. The business and other connections of the Adviser, as well as the names and titles of the executive officers and directors of the Adviser, are further described in the Adviser’s Uniform Application for Investment Adviser Registration (“Form ADV”) filed with the SEC.

LGM Investments Limited (“LGM Investments”) serves as sub-adviser for the Registrant. LGM Investments is a registered investment adviser and wholly-owned subsidiary of LGM (Bermuda) Limited (“LGM”) and an indirect wholly-owned subsidiary of BMO. The business and other connections of LGM Investments, as well as the names and titles of the executive officers and directors of LGM Investments, are further described in LGM Investments’ Form ADV filed with the SEC.

BMO is the ultimate parent company of the Adviser and LGM Investments. Accordingly, the Adviser and LGM Investments are affiliates. To the best of Registrant’s knowledge, none of the Adviser’s directors or executive officers is or has been engaged in any other business, profession, vocation or employment of a substantial nature for the past two fiscal years, except as noted in the “Trustees and Officers” section of the Registrant’s Statement of Additional Information, which is incorporated herein by reference.

ITEM 32. Location of Accounts and Records

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules under that section are maintained in the following locations:

Registrant’s Investment Adviser	BMO Management Corp. 111 East Kilbourn Avenue, Suite 200 Milwaukee, WI 53202

Registrant’s Sub-Adviser	LGM Investments Limited 95 Wigmore Street London United Kingdom

Registrant’s Distributor	BMO Investment Distributors, LLC 115 South LaSalle Street, Chicago, IL 60603

Registrant’s Custodian and Portfolio Accounting Services Agent	State Street Bank & Trust Company 1 Iron Street Boston, Massachusetts 02116

Item 33. Management Services.

None.

Item 34. Undertakings.

1. Not applicable.

2. Not applicable.

3. Not applicable.

4.a. The undersigned Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the 1933 Act [15 U.S.C. 77j(a)(3)];

(2)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b. The undersigned Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

c. Not Applicable.

d. The undersigned Registrant undertakes that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided however that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e. The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act [17 CFR 230.497];

(2)

the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. Not Applicable.

6. An undertaking to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 9 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee and State of Wisconsin on the 23rd day December, 2019.

BMO LGM Frontier Markets Equity Fund (Registrant)

By:	/s/ John M. Blaser
John M. Blaser
President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 9 to the Registration Statement has been signed below on December 23, 2019 by the following persons in the capacities indicated.

Signature	Title

/s/ John M. Blaser John M. Blaser	President (principal executive officer) and Trustee

/s/ Timothy M. Bonin Timothy M. Bonin	Chief Financial Officer and Treasurer (principal financial and accounting officer)

* Ridge A. Braunschweig	Trustee

* Benjamin M. Cutler	Trustee

* John A. Lubs	Trustee

* Vincent P. Lyles	Trustee

* James Mitchell	Trustee

* Daniela O’Leary-Gill	Trustee

* Barbara J. Pope	Trustee

*By:	/s/John M. Blaser
John M. Blaser

Attorney in fact pursuant to Power of Attorney filed with Post-Effective Amendment No. 7 to the Registration Statement on Form N-2

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(n)	Consent of Independent Registered Public Accounting Firm (KPMG LLP)